UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2018.

Commission File Number 33-65728

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Translation of registrant’s name into English)

El Trovador 4285, Santiago, Chile (562) 2425-2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Santiago, Chile. December 17, 2018.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the six months ended September 30, 2018, the Spanish version of which was filed with the Chilean Comission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on November 21, 2018.

CONSOLIDATED FINANCIAL STATEMENTS

For the period ended

September 30, 2018

Sociedad Química y Minera de Chile S.A. and Subsidiaries

In Thousands of United States Dollars

This document includes:

-	Consolidated Classified Statements of Financial Position
-	Consolidated Statements of Income by Function
-	Consolidated Statements of Comprehensive Income
-	Consolidated Statements of Cash Flows
-	Consolidated Statements of Changes in Equity
-	Notes to the Consolidated Financial Statements

Sociedad Química y Minera de Chile S.A. and Subsidiaries

Table of Contents –Consolidated Financial Statements

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Classified Statements of Financial Position

Assets	Note	As of September 30, 2018 ThUS$	As of December 31, 2017 ThUS$
Current assets
Cash and cash equivalents	11.1	428,024	630,438
Other current financial assets	14.1	332,367	366,979
Other current non-financial assets	17	39,580	26,883
Trade and other receivables, current	14.2	428,650	446,875
Trade receivables due from related parties, current	13.5	70,862	59,132
Current inventories	12	910,207	902,074
Current tax assets	32.1	52,089	32,291
Current assets other than those classified as held for sale or disposal		2,261,779	2,464,672
Non-current assets or groups of assets classified as held for sale	33	60,131	1,589
Total current assets		2,321,910	2,466,261

Non-current assets
Other non-current financial assets	14.1	31,930	42,879
Other non-current non-financial assets	17	25,812	19,262
Trade receivables, non-current	14.2	2,415	1,912
Investments classified using the equity method of accounting	9.1-10.3	114,081	146,425
Intangible assets other than goodwill	15.1	128,152	113,787
Goodwill	15.1	34,758	44,177
Property, plant and equipment	16.1	1,433,186	1,429,354
Tax assets, non-current	32.1	32,179	32,179
Total non-current assets		1,802,513	1,829,975
Total assets		4,124,423	4,296,236

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Classified Statements of Financial Position, (continued)

Liabilities and Equity	Note	As of September 30, 2018 ThUS$	As of December 31, 2017 ThUS$
Current liabilities
Other current financial liabilities	14.4	20,369	220,328
Trade and other payables, current	14.5	181,778	196,280
Trade payables due to related parties, current	13.6	391	1,365
Other current provisions	19.1	90,405	63,445
Current tax liabilities	32.2	63,188	75,402
Provisions for employee benefits, current	18.1	14,669	22,421
Other current liabilities	19.3	164,053	168,804
Total current liabilities		534,853	748,045

Non-current liabilities
Other non-current financial liabilities	14.4	1,216,491	1,031,507
Other non-current provisions	19.1	29,491	30,001
Deferred tax liabilities	32.3	169,025	205,283
Provisions for employee benefits, non-current	18.1	36,455	33,932
Total non-current liabilities		1,451,462	1,300,723
Total liabilities		1,986,315	2,048,768

Equity	20
Share capital		477,386	477,386
Retained earnings		1,624,784	1,724,784
Other reserves		(16,175)	(14,349)
Equity attributable to owners of the Parent		2,085,995	2,187,821
Non-controlling interests		52,113	59,647
Total equity		2,138,108	2,247,468
Total liabilities and equity		4,124,423	4,296,236

The accompanying notes form an integral part of these consolidated financial statements,

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Income by Function

		January to September		July to september
		2018	2017	2018	2017
	Note	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	27.1	1,700,576	1,582,549	543,155	558,685
Cost of sales	27.2	(1,119,830)	(1,036,162)	(379,466)	(370,148)
Gross profit		580,746	546,387	163,689	188,537

Other income	27.3	10,084	12,098	607	6.236
Administrative expenses	27.4	(83,562)	(72,605)	(27,298)	(26,518)
Other expenses by function	27.5	(28,117)	(26,872)	(10,811)	(13,476)
Other gains (losses)	27.6	(712)	(868)	(250)	123
Profit (loss) from operating activities		478,439	458,140	125,937	154,902
Finance income		16,518	8,809	5,825	3,093
Finance costs	27.8-29	(42,083)	(37,811)	(13,722)	(12,265)
Share of profit of associates and joint ventures accounted for using the equity method	9-10	14,705	10,566	5,213	2,742
Foreign currency translation differences	30	(9,438)	602	(8.836)	5,309
Profit (loss) before taxes		458,141	440,306	114,417	153,781
Income tax expense, continuing operations	32.3	(126,232)	(123,376)	(30,077)	(40,766)

Profit (loss) from continuing operations		331,909	316,930	84,340	113,015
Profit attributable to		331,909	316,930	84,340	113,015
Owners of the Parent		331,198	317,243	83,501	112,857
Non-controlling interests		711	(313)	839	158
Profit for the year		331,909	316,930	84,340	113,015

The accompanying notes form an integral part of these consolidated financial statements.

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Consolidated Statements of Income by Function, (continued)

		January to September		July to september
	Note	2018	2017	2018	2017
		US$	US$	US$	US$

Earnings per share
Common shares
Basic earnings per share (US$ per share)	21	1.2583	1.2053	0.3172	0.4288
Basic earnings per share (US$ per share) from continuing operations		1.2583	1.2053	0.3172	0.4288

Diluted common shares
Diluted earnings per share (US$ per share)	21	1.2583	1.2053	0.3172	0.4288
Diluted earnings per share (US$ per share) from continuing operations		1.2583	1.2053	0.3172	0.4288

The accompanying notes form an integral part of these consolidated financial statements,

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Consolidated Statements of Comprehensive Income

	January to september		July to september
	2018	2017	2018	2017
Statement of comprehensive income	ThUS$	ThUS$	ThUS$	ThUS$

Profit (loss) for the year	331,909	316.930	84,340	113,015
Other comprehensive income
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
Other comprehensive income, before taxes, gains (losses) from new measurements of defined benefit plans	338	80	279	686
Total other comprehensive income that will not be reclassified to profit for the year, before taxes	338	80	279	686
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange difference
Foreign currency exchange gains I(losses) before taxes	(12,192)	(1,701)	(6,421)	(203)
Other comprehensive income before taxes	(12,192)	(1,701)	(6,421)	(203)
Financial assets held for sale
Gain (loss) from revaluations of financial assets held for sale, net of tax	(5,310)	(57)	(2,134)	3,808
Other comprehensive income before taxes	(5,310)	(57)	(2,134)	3,808

Financial assets measured at fair value with changes in other comprehensive income
Gain (loss) from cash flow hedges	14,794	1,826	6,530	(307)
Other comprehensive income, net of tax	14,794	1,826	6,530	(307)
Total other comprehensive income that will be reclassified to profit for the year	(2,708)	68	(2,025)	3,298

Other items of other comprehensive income before taxes	(2,370)	148	(1,746)	3,984

Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income taxes related to new measurements of defined benefit plans in other comprehensive income	214	(79)	32	(208)
Accumulated income taxes related to items of other comprehensive income that will not be reclassified to profit for the year	214	(79)	32	(208)

Income taxes related to items of other comprehensive income that will be reclassified to profit for the year
Income tax related to financial assets held for sale in other comprehensive income	1,434	(544)	572	(506)
Income taxes related to cash flow hedges in other comprehensive income	-	-	-	(24)
Accumulated income taxes related to items of other comprehensive income that will be reclassified to profit for the year	1,434	(544)	572	(530)

Total other comprehensive income	(722)	(475)	(1,142)	3,246
Total comprehensive income	331,187	316,455	83,198	116,261

Comprehensive income attributable to
Owners of the Parent	330,373	316,764	82,332	116,102
Non-controlling interests	814	(309)	866	159
Total comprehensive income	331,187	316,455	83,198	116,261

The accompanying notes form an integral part of these consolidated financial statements,

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows

Consolidated Statements of cash flows	Note	9/30/2018 ThUS$	9/30/2017 ThUS$
Cash flows from operating activities

Cash receipts from sales of goods and rendering of services		1,745,188	1,520,970
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		2,215	154

Cash payments to suppliers for the provision of goods and services (1)		(907,198)	(690,749)
Cash payments to and on behalf of employees		(181,352)	(167,075)
Other payments related to operating activities		(25,526)	(7,967)
Net cash generated from (used in) operating activities		633,327	655,333
Dividends received		8,919	1,769
Interest paid		(41,426)	(18,351)
Interest received		15,177	8,809
Income taxes paid		(177,682)	(146,173)
Other incomes (outflows) of cash (1)		(25,368)	(13,992)

Net cash generated from (used in) operating activities		412,947	515,379

Cash flows from (used in) investing activities
Payments made to acquire interest in joint ventures		(16,711)	(42)
Loans to related parties		(8,500)	-
Proceeds from the sale of property, plant and equipment		23	4,667
Acquisition of property, plant and equipment		(201,011)	(98,323)
Purchases of intangible assets		-	5,999
Proceeds from the repayment of advances and loans granted to third parties		(568)	117
Other inflows (outflows) of cash (2)		50,637	(94,614)

Net cash generated from (used in) investing activities		(176,130)	(182,196)

(1) Other inflows (outflows) of cash from operating activities include increases (decreases) net of Value Added Tax.

(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.

The accompanying notes form an integral part of these consolidated financial statements,

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Cash Flows, (continued)

	Note	9/30/2018 ThUS$	9/30/2017 ThUS$

Cash flows used in financing activities

Proceeds from long-term loans		134,228	-
Proceeds from short-term borrowings		120,000	20,000
Repayment of borrowings		(213,000)	(86,712)
Dividends paid		(466,525)	(260,566)

Net cash generated used in financing activities		(425,297)	(327,278)

Net increase (decrease) in cash and cash equivalents before the effect of changes in the exchange rate		(188,480)	5,905

Effects of exchange rate fluctuations on cash held		(13,934)	(13)
Net (decrease) increase in cash and cash equivalents		(202,414)	5,892

Cash and cash equivalents at beginning of period		630,438	514,669
Cash and cash equivalents at end of period		428,024	520,561

The accompanying notes form an integral part of these consolidated financial statements,

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2018	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Equity at beginning of the year	477,386	(24,913)	2,248	2,937	(5,953)	11,332	(14,349)	1,724,784	2,187,821	59,647	2,247,468
Profit for the year	-	-	-		-	-	-	331,198	331,198	711	331,909
Other comprehensive income	-	(12,302)	14,794	(3,876)	559	-	(825)	-	(825)	103	(722)
Comprehensive income	-	(12,302)	14,794	(3,876)	559	-	(825)	331,198	330,373	814	331,187
Dividends	-	-	-	-	-	-	-	(431,198)	(431,198)	(8,348)	(439,546)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	(1,001)	(1,001)	-	(1,001)	-	(1,001)
Increase (decrease) in equity	-	(12,302)	14,794	(3,876)	559	(1,001)	(1,826)	(100,000)	(101,826)	(7,534)	(109,360)

Equity as of September 30, 2018	477,386	(37,215)	17,042	(939)	(5,394)	10,331	(16,175)	1,624,784	2,085,995	52,113	2,138,108

The accompanying notes form an integral part of these consolidated financial statements,

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Sociedad Química y Minera de Chile S.A. and Subsidiaries

Consolidated Statements of Changes in Equity

2017	Share capital	Foreign currency translation difference reserves	Cash flow hedge reserves	Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	Actuarial gains (losses) from defined benefit plans	Other miscellaneous reserves	Total Other reserves	Retained earnings	Equity attributable to owners of the Parent	Non- controlling interests	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Equity at beginning of the year	477,386	(19,463)	64	3,513	(4,834)	7,832	(12,888)	1,781,576	2,246,074	61,198	2,307,272
Profit for the year	-	-	-		-	-	-	317,243	317,243	(313)	316,930
Other comprehensive income	-	(1,701)	1,826	(600)	(4)	-	(479)	-	(479)	4	(475)
Comprehensive income	-	(1,701)	1,826	(600)	(4)	-	(479)	317,243	316,764	(309)	316,455
Dividends	-	-	-	-	-	-	-	(370,532)	(370,532)	(1,699)	(372,231)
Increase (decrease) due to transfers and other changes	-	-	-	-	-	3,500	3,500	(3,500)	-	-	-
Increase (decrease) in equity	-	(1,701)	1,826	(600)	(4)	3,500	3,021	(56,789)	(53,768)	(2,008)	(55,776)

Equity as of September 30, 2017	477,386	(21,164)	1,890	2,913	(4,838)	11,332	(9,867)	1,724,787	2,192,306	59,190	2,251,496

The accompanying notes form an integral part of these consolidated financial statements,

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 1	Identification and Activities of the Company and Subsidiaries

1.1	Historical background

Sociedad Química y Minera de Chile S.A. "SQM" is an open stock corporation organized under the laws of the Republic of Chile and its Tax Identification Number is 93.007.000-9.

The Company was incorporated through a public deed dated June 17, 1968 by the notary public of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Fl. 6, Las Condes, Santiago, Chile. The Company's telephone number is +56 2 2425-2000.

The Company is registered with the Financial Markets Commission (formerly the Chilean Superintendence of Securities and Insurance) under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.

1.2	Main domicile where the Company performs its production activities

The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant s/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama s/n – San Pedro de Atacama, Minsal Mining Camp s/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office S/N, Commune of Pozo Almonte, Iquique.

1.3	Codes of main activities

The codes of the main activities as established by the CMF, as follows:

-	1700 (Mining)

-	2200 (Chemical products)

-	1300 (Investment)

1.4	Description of the nature of operations and main activities

Our products are mainly derived from mineral deposits found in northern Chile. We mine and process caliche ore and brine deposits. The ore deposit in northern Chile contains nitrate and iodine deposits. The brine deposits of the Salar de Atacama, in northern Chile, contain high concentrations of lithium and potassium as well as significant concentrations of sulfate.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

From our caliche ore deposits located in the north of Chile, we produce a wide range of nitrate-based products used for specialty plant nutrients and industrial applications, as well as iodine and iodine derivatives. At the Salar de Atacama, we extract brines rich in potassium, lithium and sulfate in order to produce potassium chloride, potassium sulfate, lithium solutions, and bischofite (magnesium chloride). We produce lithium carbonate and lithium hydroxide at our plant near the city of Antofagasta, Chile, from the solutions brought from the Salar de Atacama.

We sell our products in over 110 countries worldwide through our global distribution network and generate our revenue mainly from abroad.

Our products are divided into six categories: specialty plant nutrition, iodine and its derivatives, lithium and its derivatives, industrial chemicals, potassium and other products and services, described as follows:

Specialty plant nutrition: SQM produces and sells four types of specialty plant nutrition in this line of business: potassium nitrate, sodium nitrate, sodium potassium nitrate, and specialty mixes. This business is characterized by being closely related to its customers for which it has specialized staff who provide expert advisory in best practices for fertilization according to each type of crop, soil and climate. Within this type of business, potassium derivative products and especially potassium nitrate have had a leading role because of the contribution they make to developing crops, ensuring an improvement in post-crop life, in addition to improving quality, flavor and fruit color. The potassium nitrate, which is sold in multiple formats and as a part of other specialty mixtures, is complemented by sodium nitrate, potassium sodium nitrate, and more than 200 fertilizing mixtures.

Iodine: The Company is a major global producer of iodine. Iodine is widely used in the pharmaceutical industry, technology and nutrition. Additionally, iodine is used as X ray contrast media and polarizing film for LCD displays.

Lithium: The Company’s lithium is mainly used for manufacturing rechargeable batteries for cellphones, cameras and laptops and electric vehicles. It is also used in industrial applications, such as the manufacture of glass, ceramics and lubricating grease. Other uses are in pharmaceuticals and the chemicals industry.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 1	Identification and Activities of the Company and Subsidiaries (continued)

1.4	Description of the nature of operations and main activities, continued

Industrial chemicals: Industrial chemicals are products used as supplies for a number of production processes. SQM participates in this line of business producing sodium nitrate, potassium nitrate and potassium chloride. Industrial nitrates have increased their importance over the last few years due to their use as storage means for thermal energy at solar energy plants, which are widely used in countries such as Spain, the United States, South Africa, Morocco and Chile.

Potassium: Potassium is a primary essential macro-nutrient, and even though does not form part of the plant’s structure, it has a significant role for the development of its basic functions, ensuring the quality of a crop, increasing post-crop life, improving crop flavor, the amount of vitamins it contains and its physical appearance. Within this business line, SQM also has potassium chlorate and potassium sulfate, both extracted from the salt layer located under the Salar de Atacama (the Atacama Saltpeter Deposit).

Other products and services: This business line includes revenue from commodities, services, interests, royalties and dividends.

1.5	Other background

Staff

As of September 30, 2018, and December 31, 2017, the workforce was as follows:

	9/30/2018			12/31/2017
Employees	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	35	89	124	43	77	120
Professionals	115	1,069	1,184	143	942	1,085
Technicians and operators	258	3,264	3,522	248	3,177	3,425
Foreign employees	11	375	386	19	272	291
Overall total	419	4,797	5,216	453	4,468	4,921

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 1	Identification and Activities of the Company and subsidiaries (continued)

1.5	Other background, continued

Main shareholders

The following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of September 30, 2018 and December 31, 2017, in line with information provided by the Central Securities Depository:

The information below is taken from our records and reports controlled in the Central Securities Depository and reported to the CMF, and the Chilean Stock Exchange, whose main shareholders are as follows:

Shareholder as of September 30, 2018	No, of Series A with ownership	% of Series A shares	No, of Series B with ownership	% of Series B shares	% of total shares
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	10,093,154	8.38%	20.89%
The Bank of New York Mellon, ADRs	-	-	38,574,995	32.05%	14.66%
Inversiones El Boldo Limitada	29,330,326	20.54%	-	-	11.14%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones RAC Chile Limitada	17,700,242	12.39%	-	-	6.73%
Inversiones PCS Chile Limitada	15,526,000	10.87%	-	-	5.90%
Banco de Chile via non-resident third party accounts	-	-	10,673,064	8.87%	4.06%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco Itau via investor accounts	-	-	8,236,248	6.84%	3.13%
Banco Santander via foreign investor accounts	-	-	7,017,253	5.83%	2.67%

(*)	Total Pampa Group 32% (2.247.895 Series B shares are in the custody of different brokers).

Shareholder as of December 31, 2017	No, of Series A with ownership	% of Series A shares	No, of Series B with ownership	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	54,599,961	45.36%	20.74%
Sociedad de Inversiones Pampa Calichera S.A.(*)	44,894,152	31.43%	7,007,688	5.82%	19.72%
Inversiones El Boldo Limitada	29,330,326	20.54%	16,363,546	13.59%	17.36%
Inversiones RAC Chile Limitada	19,200,242	13.44%	2,202,773	1.83%	8.13%
Potasios de Chile S.A.(*)	18,179,147	12.73%	-	-	6.91%
Inversiones PCS Chile Limitada	15,526,000	10.87%	1,600,000	1.33%	6.51%
Inversiones Global Mining (Chile) Limitada (*)	8,798,539	6.16%	-	-	3.34%
Banco de Chile via non-resident third party accounts	-	-	8,394,289	6.97%	3.19%
Banco Itau via Investor Accounts	19,125	0.01%	7,017,504	5.83%	2.67%
Banco Santander via foreign investor accounts	-	-	4,593,336	3.82%	1.75%

(*)	Total Pampa Group 29,97%

On September 30, 2018 the total number of shareholders had risen to 1,478.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2	Basis of presentation for the consolidated financial statements

2.1	Accounting period

These consolidated financial statements cover the following periods:

-	Consolidated Statements of Financial Position as of September 30, 2018 and, December 31,2017.
-	Consolidated Statements of Changes in Equity as of September 30, 2018 and 2017
-	Consolidated Statements of Comprehensive Income as of September 30, 2018 and 2017
-	Consolidated Statements of Direct-Method Cash Flows as of September 30, 2018 and 2017.

2.2	Consolidated financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its Subsidiaries were prepared in accordance with International Financial Reporting Standards (hereinafter “IFRS”) and represent the full, explicit and unreserved adoption of International Financial Reporting Standards as issued by the International Accounting Standards Board (the “IASB”).

These consolidated financial statements fairly reflect the Company’s financial position, the comprehensive results of operations, changes in equity and cash flows occurring during the years then ended.

IFRS establish certain alternatives for their application, Those applied by the Company are detailed in this Note.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2 Basis of presentation for the consolidated financial statements (continued)

2.2	Consolidated financial statements, continued

The accounting policies used in the preparation of these consolidated annual accounts comply with each IFRS in force at their date of presentation.

For the close of these consolidated financial statements, certain reclassifications were made as of December 31, 2017 for the items intangible assets other than goodwill and property, for the purpose of comparison with the figures as of September 30, 2018.

2.3	Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following:

-	Inventories are recorded at the lower of cost and net realizable value.
-	Financial derivatives at fair value; and
-	Staff severance indemnities and pension commitments at actuarial value
-	Certain financial investments classified as available for sale measured at fair value with an offsetting entry in other comprehensive income.
-	Other current and non-current assets and financial liabilities at amortized cost

2.4	Accounting pronouncements

New accounting pronouncements

a)         The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2018:

Standars and interpretations	Mandatory for annual periods beginning on
IFRS 9, “Financial Instruments”- Published in July 2014. The IASB has published a complete new version of IFRS 9, which replaces the guidance in IAS 39. This final version includes requirements regarding the classification and measurement of financial assets and liabilities and a new model for the recognition of expected credit losses that replaces the incurred loss impairment model used today. The part relating to hedge accounting that forms part of this final version of IFRS 9 was published in November 2013.	01/01/2018

IFRS 15, “Revenue from Contracts with Customers” – Published in May 2014. This established the principles that an entity must apply for presenting useful information to users of financial statements with regard to the nature, amount, timing and uncertainty of revenue and cash flows from a contract with a customer. The basic principle is that an entity will recognize revenue representing the transfer of goods or services to customers in an amount that reflects the consideration that the entity expects to receive in exchange for such goods or services. This standard replaces the following standards and interpretations: IAS 11 Construction contracts; IAS 18 Revenue; IFRIC 13 Customer Loyalty Programs; IFRIC 15 Agreements for the Construction of Real Estate; IFRIC 18 Transfers of Assets from Customers; and SIC-31 Revenue - Barter Transactions Involving Advertising Services.	01/01/2018

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Standars and interpretations	Mandatory for annual periods beginning on
IFRIC 22, “Transactions in Foreign Currency and Advance Payments” -Published in December 2016. This interpretation applies to a foreign currency transaction (or part of one) if an entity recognizes a non-financial asset or non-financial liability arising from the payment or receipt of an advance consideration prior to the entity recognizing the related asset, expense or income (or the applicable portion thereof). The interpretation provides a guideline for the transaction date to be used for both single payments/receipts and situations when there are multiple payments/receipts. Its objective is to reduce diversity in practice.	01/01/2018

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 2, “Share-based Payments” Published in June 2016. The amendment clarifies the measurement of share-based payments liquidated in cash and the accounting of modifications that change these payments to liquidation with equity instruments. In addition, it introduces an exception to the IFRS 2 principles that will require the treatment of awards as if they were all liquidation as an equity instrument, when the employer is required to retain taxes related to share-based payments.	01/01/2018

Amendment to IFRS 15 “Revenue from Contracts with Customers”. Published in April 2016. The amendment provides clarifications with regard to identifying performance obligations in contracts with customers, accounting for licensing involving intellectual property and assessing principal versus agent considerations (i.e. recording revenue on a gross basis versus the net amount it retains). It includes new and modified illustrative examples as a guide, along with practical examples related to the transition to the new standard on revenue.	01/01/2018

Amendment to IAS 28 “Investments in Associates and Joint Ventures” in regard to measuring an associate or joint venture at fair value. Published in December 2016.	01/01/2018

The adoption of the standards, amendments and interpretations indicated above had no significant impact on the Company’s consolidated financial statements.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

b)        Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2018 and which the Company has not adopted early are as follows:

Standards and interpretations	Mandatory for annual periods beginning on
IFRS 16 “Leases” – Published in January 2016, it establishes the principle for recognizing, measuring, presenting and disclosing leases. IFRS 16 replaces IAS 17 and introduces a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases with a lease term of more than 12 months unless the underlying asset has a low value. IFRS 16 applies to annual reporting periods beginning on or after January 1, 2019. Earlier application is permitted for entities that apply IFRS 15 before the initial application date of IFRS 16.	01/01/2019

IFRIC 23 “Uncertainty over Income Tax Treatments”. Published in June 2016. This interpretation clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments.

01/01/2019

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

Amendments and improvements	Mandatory for annual periods beginning on or after
Amendment to IFRS 9 “Financial Instruments”. Published in October 2017. The amendment permits more assets to be measured at amortized cost than under the previous version of IFRS 9, in particular some prepayable financial assets with negative compensation. The assets affected, which include some loans and debt securities, would otherwise have been measured at fair value through profit and loss (FVTPL). For them to qualify for amortized cost measurement, the negative compensation must be "reasonable compensation for early termination of the contract.”	01/01/2019

 Amendment to IAS 28 “Investments in Associates and Joint Ventures”. Published in October 2017. This amendment clarifies that companies should apply IFRS 9 to account for long-term interests in an associate or joint venture to which the equity method is not applied. The Board has published an example that illustrates how companies should apply the requirements of IFRS 9 and IAS 28 to long-term interests in an associate or joint venture.

01/01/2019

Amendment to IFRS 3 “Business Combinations” Published in December 2017. The amendment clarifies that gaining control of a company that is a joint venture is a business combination that is achieved in stages. The acquiring party must remeasure previously held interests in that business at fair value at the date of acquisition.	01/01/2019

Amendment to IFRS 11 “Joint Arrangements”. Published in December 2017. The amendment clarifies that when an entity obtains joint control of a business that is a joint operation, the entity does not remeasure previously held interests in that business.	01/01/2019

Amendment to IAS 12 “Income Tax” Published in December 2017. This amendment clarifies that the income tax consequences of dividends on financial instruments classified as equity should be recognized when the past transactions or events that generated distributable profits were originally recognized.	01/01/2019

Amendment to IAS 23 “Borrowing Costs”. Published in December 2017. This amendment clarifies that the borrowing costs of specific borrowings that remain outstanding after the related qualifying asset is ready for intended use or for sale will be considered as part of the general borrowing costs of the entity.	01/01/2019

Amendment to IAS 19 “Employee Benefits” Published in February 2018. The amendment requires that the entities use updated conjectures to determine the cost of the current service and the net interest for the rest of the period after an amendment, reduction or liquidation of the plan; and recognize in profits or losses as part of the cost of the past service, or a profit or loss in the liquidation, any reduction in a surplus, even if this surplus was not previously recognized because it did not exceed the upper threshold of the asset.	01/01/2019

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.4	Accounting pronouncements, continued

The following amendment was issued by the IASB and was originally scheduled to take effect in 2016. However, the organization has changed its position and the mandatory effective date is yet to be determined.

Amendment to IFRS 10 “Consolidated Financial Statements” and IAS 28 “Investments in Associates and Joint Ventures”. Published in September 2014. These amendments address an inconsistency between the requirements in IFRS 10 and those in IAS 28 in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary.	Undetermined

For those standards to be applied as of 2019, the corresponding studies and analysis will be carried out during 2018.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation

(a)	Subsidiaries

These are all those entities where Sociedad Química y Minera de Chile S.A. has control over directing their financial and operational policies. This is generally accompanied by a share of more than half of the voting rights. Subsidiaries apply the same accounting policies of their Parent.

To account for the acquisition, the Company uses the acquisition method. Under this method the acquisition cost is the fair value of assets delivered, equity securities issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired, and liabilities and contingencies assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquiree. For more information, please see Note 8.1.

Companies included in consolidation:

				Ownership interest
TAX ID		Country of		9/30/2018			12/31/2017
No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	Nitratos Naturais Do Chile Ltda,	Brazil	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Nitrate Corporation Of Chile Ltd,	United Kingdom	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM North America Corp,	USA	US$	40.0000	60.0000	100.0000	100.0000
Foreign	SQM Europe N,V,	Belgium	US$	0.5800	99.4200	100.0000	100.0000
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Soquimich European Holding B,V,	Netherlands	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Corporation N.V.	Netherlands	US$	0.0002	99.9998	100.0000	100.0000
Foreign	SQI Corporation N.V.	Netherlands	US$	0.0159	99.9841	100.0000	100.0000
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	0.0100	99.9900	100.0000	100.0000
Foreign	North American Trading Company	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Peru S.A.	Peru	US$	0.9800	99.0200	100.0000	100.0000
Foreign	SQM Ecuador S.A.	Ecuador	US$	0.0040	99.9960	100.0000	100.0000
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQMC Holding Corporation L.L.P.	USA	US$	0.1000	99.9000	100.0000	100.0000
Foreign	SQM Investment Corporation N.V.	Netherlands	US$	1.0000	99.0000	100.0000	100.0000
Foreign	SQM Brasil Limitada	Brazil	US$	1.0900	98.9100	100.0000	100.0000
Foreign	SQM France S.A.	France	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Japan Co. Ltd.	Japan	US$	0.1597	99.8403	100.0000	100.0000
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	1.6700	98.3300	100.0000	100.0000
Foreign	SQM Oceania Pty Limited	Australia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	98.3333	1.6667	100.0000	100.0000
Foreign	SQM Colombia SAS	Colombia	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Australia PTY	Australia	Australian dollar	0.0000	100.0000	100.0000	100.0000
Foreign	SACAL S.A.	Argentina	Argentine peso	0.0000	100.0000	100.0000	100.0000
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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

				Ownership interest
TAX ID		Country of		9/30/2018			12/31/2017
No.	Foreign subsidiaries	origin	Functional currency	Direct	Indirect	Total	Total
Foreign	SQM Indonesia S.A.	Indonesia	US$	0.0000	80.0000	80.0000	80.0000
Foreign	SQM Virginia L.L.C.	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Italia SRL	Italy	US$	0.0000	100.0000	100.0000	100.0000
Foreign	Comercial Caimán Internacional S.A.	Panama	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Africa Pty.	South Africa	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Lithium Specialties LLC	USA	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Iberian S.A.	Spain	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	0.0000	100.0000	100.0000	100.0000
Foreign	SQM Thailand Limited	Thailand	US$	0.0000	99.996	99.996	99.996
Foreign	SQM Internacional N.V.	Belgium	US$	0.5800	99.4200	100.0000	0.0000
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	0.0000	100.0000	100.0000	0.0000

				Ownership interest
TAX ID		Country of	Functional	9/30/2018			12/31/2017
No.	Domestic subsidiaries	origin	currency	Direct	Indirect	Total	Total
96.801.610-5	Comercial Hydro S.A.	Chile	US$	0,0000	60,6383	60,6383	60,6383
96.651.060-9	SQM Potasio S.A.	Chile	US$	99,9999	0,0000	99,9999	99,9999
96.592.190-7	SQM Nitratos S.A.	Chile	US$	99,9999	0,0001	100,0000	100,0000
96.592.180-K	Ajay SQM Chile S.A.	Chile	US$	51,0000	0,0000	51,0000	51,0000
86.630.200-6	SQMC Internacional Ltda.	Chile	Ch$	0,0000	60,6381	60,6381	60,6381
79.947.100-0	SQM Industrial S.A.	Chile	US$	99,0470	0,9530	100,0000	100,0000
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Ch$	1,0000	99,0000	100,0000	100,0000
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Ch$	1,0000	99,0000	100,0000	100,0000
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	0,0003	99,9997	100,0000	100,0000
79.768.170-9	Soquimich Comercial S.A.	Chile	US$	0,0000	60,6383	60,6383	60,6383
79.626.800-K	SQM Salar S.A.	Chile	US$	18,1800	81,8200	100,0000	100,0000
78.053.910-0	Proinsa Ltda.	Chile	Ch$	0,0000	60,5800	60,5800	60,5800
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Ch$	0,0000	100,0000	100,0000	100,0000
76.425.380-9	Exploraciones Mineras S.A.	Chile	US$	0,2691	99,7309	100,0000	100,0000
76.064.419-6	Comercial Agrorama Ltda. (a)	Chile	Ch$	0,0000	42,4468	42,4468	42,4468
76.145.229-0	Agrorama S.A.	Chile	Ch$	0,0000	60,6377	60,6377	60,6377
76.359.919-1	Orcoma Estudios SPA	Chile	US$	51,0000	0,0000	51,0000	51,0000
76.360.575-2	Orcoma SPA	Chile	US$	100,0000	0,0000	100,0000	100,0000
76.686.311-9	SQM MaG SpA.	Chile	US$	0,0000	100,0000	100,0000	100,0000

(a)	The Company consolidated Comercial Agrorama Ltda. as it has the control of this company’s relevant activities.
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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 2	Basis of presentation for the consolidated financial statements (continued)

2.5	Basis of consolidation, continued

Subsidiaries are consolidated using the line-by-line method, adding the items that represent assets, liabilities, revenues, and expenses of similar content, and eliminating those related to intragroup transactions.

Profit or loss of subsidiaries acquired or divested during the year are included in profit or loss accounts consolidated from the date control is transferred to the Group, or up to the date control is lost, as applicable.

Non-controlling interest represents the equity of a subsidiary not directly or indirectly attributable to the Parent.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies

3.1	Classification of balances as current and non-current

In the attached consolidated statement of financial position, balances are classified in consideration of their recovery (maturity) dates; i.e. those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.

The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.

3.2	Functional and presentation currency

The Company’s consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates.

Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.

The consolidated financial statements are presented in thousands of United States dollars without decimals.

3.3	Foreign currency translation

(a)	Group entities:

The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:

-	Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.

-	Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.

-	All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.

In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in equity (other reserves). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.3	Foreign currency translation, continued

The main exchange rates and the adjustment unit used to translate monetary assets and liabilities, expressed in foreign currency at the end of each period in respect to U.S. dollars, are as follows:

	9/30/2018	12/31/2017
	US$	US$

Brazilian real	4.02	3.02
New Peruvian sol	3.30	3.08
Argentine peso	41.05	18.40
Japanese yen	113.59	113.00
Euro	0.86	0.83
Mexican peso	18.68	19.65
Australian dollar	0.72	0.78
Pound Sterling	0.77	0.74
South African rand	14.14	12.35
Ecuadorian dollar	1.00	1.00
Chilean peso	660.42	614.75
Chinese yuan	6.88	6.51
Indian rupee	72.49	63.84
Thai baht Turkish lira	32.29 6.08	32.85 3.79
UF (*)	41.42	43.59

(*) The Unidad de Fomento (UF) is an indexed monetary unit used in Chile, calculated based on the variation in the Consumer Price Index (CPI).

(b)	Transactions and balances

Non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income on the divestment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items that are measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.4	Subsidiaries

SQM S.A. uses the level of control it has in subsidiaries as a basis to determine their share in the consolidated financial statements. This control consists of the Company’s ability to exercise power in the subsidiary, exposure, or right, to variable performance from its share in the investee and the ability to use its power on the investee to have an influence on the amount of the investor’s performance.

The Company prepares the consolidated financial statements using consistent accounting policies for the entire Group. The consolidation of a subsidiary commences when the Company has control over the subsidiary and stops when control ceases.

3.5	Consolidated statement of cash flows

Cash equivalents correspond to highly-liquid short-term investments that are easily convertible into known amounts of cash. They are subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.

For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.

The statement of cash flows includes movements in cash performed during the year, determined using the direct method.

3.6	Financial assets

Corporate management (“Management”) determines the classification of its financial assets at the time of initial recognition, on the basis of the business model for the management of financial assets and the characteristics of contractual cash flows from the financial assets. In accordance with IAS 39, financial assets are measured initially at fair value plus transaction costs that may have been incurred and are directly attributable to the acquisition of the financial asset. Subsequently, financial assets are measured at amortized cost or fair value.

The Company assesses, at each reporting date, whether there is objective evidence that an asset or group of assets is impaired. An asset or group of financial assets is impaired if and only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the asset or group of assets. For the recognition of impairment, the loss event has to have an impact on the estimate of future cash flows from the asset or groups of financial assets.

As of January 1, 2018, the Company classifies its financial assets in the following categories: at fair value (be it through other comprehensive income or through profit or loss), and at amortized cost. The classification depends on the entity’s business model for managing financial assets and the contractual terms for cash flows.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.7	Financial liabilities

Management determines the classification of its financial liabilities at the time of initial recognition. As established in IAS 39, financial liabilities at the time of initial recognition are measured at fair value, less transaction costs that may have been incurred and are directly attributable to the issue of the financial liability. Subsequently, these are measured at amortized cost using the effective interest method. Financial liabilities that have been initially recognized at fair value through profit or loss will be measured subsequently at fair value.

3.8	Financial instruments at fair value through profit or loss

Management will irrevocably determine, at the time of initial recognition, the designation of a financial instrument at fair value through profit or loss. By doing so, this eliminates and/or significantly reduces the measurement or recognition inconsistency that would otherwise have arisen from the measurement of assets or liabilities or from the recognition of gains and losses from them on different bases.

The Company forecasts the expected credit losses associated with its debt instruments accounted for at amortized cost. The impairment method applied depends on whether there has been a significant increase in the credit risk.

3.9	Financial instrument offsetting

The Company offsets an asset and liability if and only if it presently has a legally enforceable right of setting off the amounts recognized and has the intent of settling for the net amount of realizing the asset and settling the liability simultaneously.

3.10	Reclassification of financial instruments

At such time when the Company changes its business model for managing financial assets, it will reclassify those financial assets affected by the new business model.

Financial liabilities could not be reclassified.

3.11	Derivative and hedging financial instruments

Derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:

a)	Fair value hedge of assets and liabilities recognized (fair value hedges);
b)	Hedging of a single risk associated with an asset or liability recognized or a highly probable forecast transaction (cash flow hedge).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	34

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.11	Derivative and hedging financial instruments, continued

At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.

The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.

The fair value of derivative instruments used for hedging purposes is shown in Note 10.3 (hedging assets and liabilities). Changes in the cash flow hedge reserve are classified as a non-current asset or liability if the remaining expiration period of the hedged item is more than 12 months, and as a current asset or liability if the remaining expiration period of the entry is less than 12 months.

Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.

a)	Fair value hedge

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

b)	Cash flow hedges

Amounts taken to equity are transferred to profit or loss when the hedged transaction affects profit or loss, as when the hedged interest income or expense is recognized when a projected sale occurs. When the hedged entry is the cost of a non-financial asset or liability, amounts taken to other reserves are transferred to the initial carrying value of the non-financial asset or liability.

If the expected firm transaction or commitment is no longer expected to occur, the amounts previously recognized in equity are transferred to profit or loss. If a hedge instrument expires, is sold, finished, or exercised without any replacement, or if a rollover is performed or if its designation as hedging is revoked, the amounts previously recognized in other reserves are maintained in equity until the expected firm transaction or commitment occurs.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.12	Available for sale financial assets

Available for sale financial assets are non-derivative financial assets, which have been designated as available for sale and are not classified in any of the previous categories of financial instruments. Available for sale financial instruments are initially recognized at fair value plus any directly attributable transaction costs.

Subsequent to initial recognition, they are recognized at fair value and changes other than impairment losses are recognized in other comprehensive income and presented in equity in the fair value reserve. If an investment is derecognized, the accumulated gain or loss is reclassified to profit or loss.

3.13	Derecognition of financial instruments

In accordance with IAS 39, the Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.

The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished.

3.14	Derivative financial instruments

The Company maintains derivative financial instruments to hedge its exposure to foreign currencies. Derivative financial instruments are recognized initially at fair value; attributable transaction costs are recognized when incurred. Subsequent to initial recognition, any changes in the fair value of such derivatives are recognized in profit or loss as part of gains and losses.

The Company permanently assesses the existence of embedded derivatives, both in its contracts and financial instruments, As of September 30, 2018, and December 31, 2017, there were no embedded derivatives.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.15	Fair value initial measurements

From the initial recognition, the Company measures its assets and liabilities at fair value plus or minus transaction costs incurred that are directly attributable to the acquisition of a financial asset or issuance of a financial liability

3.16	Deferred acquisition costs from insurance contracts

Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis, and are recognized under other non-financial assets.

(a)	Lease - Finance lease

Leases are classified as finance leases when the Company substantially owns all the risks and rewards inherent in the ownership of the asset. Finance leases are capitalized at the commencement of the lease term at the lower of the fair value of the leased asset and the present value of the minimum lease payments.

Each finance lease payment is apportioned between the liability and the finance charges so as to obtain the constant rate of interest on the remaining balance of the liability. The respective lease obligations, net of finance charges, are included in other non-current liabilities. The interest part of the finance cost is charged to the consolidated financial statements for the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year.

(b)	Lease - Operating lease

Leases where the lessor retains a significant part of the risks and benefits derived from the property are classified as operating leases. Operating lease payments (net of any incentive received by the lessor) should be recognized as an expense in the income statement or capitalized (as appropriate) over the lease term on a straight-line basis.

3.17	Trade and other receivables

The Company’s trade receivables are maintained to obtain contractual cash flows (charge and collect) and do not contain a significant financing component, being recognized at the transaction price defined in IFRS 15. Meanwhile, the Company is using the simplified approach for recognizing expected credit losses if there is no significant increase in the credit risk since initial recognition and the terms of sale are less than 12 months. Similarly, the Company is using an impairment model for trade receivables based on expected credit losses that considers the credit risk separately from its hedges, generating an effect equal to that established in the previous accounting standard IAS 39. The Company has established the procedures and controls for beginning to apply IFRS 9 as of January 1, 2018.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.18	Inventory measurement

The Company measures inventories at the lower of production cost and net realizable value. The cost price of finished products and work in progress includes the direct cost of materials and, when applicable, labor costs, the depreciation of goods that are involved in the production process, the indirect costs incurred in transforming raw materials into finished products, and general expenses incurred in carrying inventories to their current location and conditions. The method used to determine the cost of inventories is the weighted average monthly cost and the average cost of warehouse storage.

Commercial discounts, rebates obtained, and other similar entries are deducted when determining the acquisition price.

The net realizable value represents the estimated selling price, less all the estimated costs of completion and the estimated costs necessary to make the sale.

The Company conducts an evaluation of the net realizable value of inventories at the end of each year, recording a debit to profit or loss when the inventory costs exceed the realizable value. This estimate is made for all the finished and intermediate products in the Company’s inventory. The valuation of obsolete, impaired or slow-moving products relates to their estimated net realizable value.

The provisions for uncertainties in the technical specifications for the Company’s stocks of finished goods and work in progress have been made based on a technical study which covers the different variables that affect products in stock (such as density and humidity). This study is updated periodically to include new measurement technologies and the results from previous financial periods.

Inventories of raw materials, supplies, materials and parts are recorded at the lower of acquisition cost or market value. The acquisition cost is calculated according to the average acquisition price method. Nonetheless, an estimate is made for each financial period of the potential lower value relating to the proportion of inventory that consists of obsolete, defective or slow-moving materials. This provision reduces the value of the Company’s raw materials, supplies, materials and parts.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.19	Investments in associates and joint ventures, continued

Interests in companies over which joint control is exercised (joint venture) or where an entity has a significant influence (associates) are recognized using the equity method of accounting. Significant influence is presumed to exist when interest greater than 20% is held in the capital of an investee.

Under this method, the investment is recognized in the statement of financial position at cost plus changes, subsequent to the acquisition, and considering the proportional share in the equity of the associate. For such purposes, the interest percentage in the ownership of the associate is used. The associated goodwill acquired is included in the carrying amount of the investee and is not amortized. The debit or credit to profit or loss reflects the proportional share in the profit or loss of the associate.

Unrealized gains for transactions with affiliates or associates are eliminated according to the Company’s interest percentage in such entities. Unrealized losses are also eliminated, except if the transaction provides evidence of impairment loss of the transferred asset.

Changes in the equity of associates are recognized on a proportional basis with a charge or credit to “Other reserves” and classified according to their origin.

Reporting dates of the associate, the Company and related policies are similar for equivalent transactions and events under similar circumstances.

In the event that the significant influence is lost or the investment is sold or is held as available for sale, the equity method is discontinued, suspending the recognition of the proportional share of profit or loss.

If the resulting amount according to the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless a commitment exists by the Company to reinstate the Company’s equity position, in which case the related provision for risks and expenses is recorded.

Dividends received by these companies are recorded by reducing the equity value, and the proportional share of profit or loss recognized according to the equity share are included in the consolidated profit or loss accounts in the caption “Equity share of profit (loss) of associates and joint ventures that are accounted for using the equity method of accounting”.

3.20	Transactions with non-controlling interests

Non-controlling interests are recorded in the consolidated statement of financial position within equity, but separate from equity attributable to the owners of the Parent.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.21	Related party transactions

Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. These transactions have been eliminated in consolidation. The expiration conditions vary according to the originating transaction.

3.22	Property, plant and equipment

The assets tangible property, plant and equipment assets are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.

In addition to the price paid for the acquisition of tangible property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:

1.	Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.

2.	The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation.Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in Property, plant and equipment and amortized in line with the amortization criteria for the associated assets.

Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.

Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.

The replacement of full assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income (or loss) in the period, and calculated as the difference between the asset’s sales value and its net carrying value.

Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.23	Depreciation of property, plant and equipment, continued

Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets. Useful lives are reviewed on an annual basis.

Fixed assets associated with the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.

In the case of mobile equipment, depreciation is performed depending on the hours of operation

The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below.

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	life or average rate in years
Mining assets	3	10	7
Energy generating assets	3	16	7
Buildings	3	30	10
Supplies and accessories	2	15	5
Office equipment	3	20	6
Transport equipment	3	20	10
Network and communication equipment	2	15	5
IT equipment	2	15	3
Machinery, plant and equipment	2	20	9
Other property, plant and equipment	1	26	7
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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.24	Goodwill

Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired, and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.

This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.

3.25	Intangible assets other than goodwill

Intangible assets other than goodwill mainly relate to water rights, emission rights, commercial brands, costs for rights of way for electricity lines, license costs and the development of computer software and mining property and concession rights, client portfolio and commercial agent.

(a)	Water rights

Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. Given that these assets represent legal rights granted in perpetuity to the Company, they are not amortized, but are subject to annual impairment tests.

(b)	Rights of way for electric lines

As required for the operation of industrial plants, the Company has paid rights of way in order to install wires for the different electric lines on third party land. These rights are presented under intangible assets. Amounts paid are capitalized at the date of the agreement and charged to the statement of income, according to the life of the right of way.

(c)	Computer software

Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.25	Intangible assets other than goodwill (continued)

Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.

The costs of development for IT programs recognized as assets are amortized over their estimated useful lives.

(d)	Mining property and concession rights

The Company holds mining property and concession rights from the Chilean and Australian Governments. Property rights are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts attributable to mining concessions acquired from third parties that are not from the Chilean Government are recorded at acquisition cost within intangible assets.

(e)	Client portfolio

The period for exploiting these portfolios is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However, they are subjected to an annual impairment test and the corresponding amounts are recorded in the profit or loss.

(f)	Commercial agent

The rights obtained through the acquisition of the commercial agent of Sociedad Agrocom Ltda. corresponded to the fair value of that company’s line of business. The period for exploiting these rights is unlimited so they are considered assets with an indefinite useful life and are therefore not subject to amortization. However the indefinite useful life is subject to review for every reporting period, to see whether indefinite useful life continues to apply.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.26	Research and development expenses

Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.

3.27	Prospecting expenses

The Company has mining property and concession rights from the Chilean Government and others that it has acquired from third parties other than the Chilean Government, destined to the exploitation of caliche ore and saltpeter deposits and also the exploration of these types of deposits.

Upon obtaining these rights, the Company initially records disbursements directly associated with the exploration and evaluation of deposits (associated with small deposits with trading feasibility) as asset at cost, Such disbursements include the following concepts:

-	Disbursements for geological reconnaissance evaluation

-	Disbursements for drilling

-	Disbursements for drilling work and sampling

-	Disbursements for activities related to technical assessment and trading feasibility of drilling work

-	And any disbursement directly related to specific projects where its objective is finding mining resources,

Subsequently, the Company distinguishes exploration and evaluation projects according to the economic feasibility of the mineral extracted in the area or exploration, among those that finally will deliver future benefits to the Company (profitable projects) and those projects that are unlikely to bring profit to the Company in the future (i.e., when the ore grade at the site is low and its exploitation is not economically profitable).

If technical studies determine that the ore grade is not economically suitable for exploitation, the asset is directly expensed. Otherwise, it is held in the caption “other non-current assets”, reclassifying the portion related to the area to be exploited in the year in the caption inventories and such amount is amortized as production cost on the basis of estimated tons to be extracted.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.27	Prospecting expenses

The technical reasons for this classification correspond to the fact that this is an identifiable non-monetary asset that is owned to be used in the production of our processes as a main raw material.

For this reason and because our disbursements correspond to reserves that have proved to be financially feasible and used as a principal raw material in our production processes, these are presented as inventories that will be exploited within the commercial year and the remainder as development expenses for small deposits and prospecting expenses in the caption “other non-current assets”

3.28	Impairment of non-financial assets

Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable. An impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.

The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit (“CGU”) less costs of sales and its value in use, and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.

When the carrying value of an asset exceeds its recoverable amount, the asset is considered an impaired asset and is reduced to its net recoverable amount.

In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.

To determine the fair value less costs to sell, an appropriate valuation model is used.

Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function, except for properties reevaluated previously where the revaluation was taken to equity.

For assets other than acquired goodwill, an annual evaluation is carried out to determine whether any previously recognized impairment losses have already decreased or ceased to exist. If this should be the case, the recoverable amount is estimated. A previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.29	Minimum dividend

As required by the Law of Corporations (the “Law”), unless otherwise decided by unanimous vote of shareholders, a publicly-held corporation must distribute dividends in accordance with the policy determined in the ordinary general assembly of shareholders held each year, holding a minimum of 30% of profits, except in the case that the corporation has losses not absorbed in previous years. However, the Corporation defines as its policy the distribution of up to 100% of its net profits for the period.

3.30	Earnings per share

The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

The Company has not conducted any type of operation of potential dilutive effect that would entail the disclosure of diluted earnings per share.

3.31	Trade and other payables

Trade and other payables are measured at fair value plus all costs associated with the transaction. Subsequently, these are carried out at amortized cost using the effective interest rate method.

3.32	Interest-bearing borrowings

At initial recognition, interest-bearing borrowings are measured at fair value net of transaction costs incurred. Subsequently, they are measured at amortized cost using the effective interest rate method. Amortized cost is calculated considering any premium or discount from the acquisition and includes costs of transactions which are an integral part of the effective interest rate.

These are recorded as non-current when their expiration period exceeds twelve months and as current when the term is lower than such term. Interest expense is calculated in the year in which it is accrued following a financial criterion.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.33	Other provisions

Provisions are recognized when:

-	The Company has a present obligation or constructive obligation as the result of a past event.

-	It is more likely than not that certain resources must be used, including benefits, to settle the obligation.

-	A reliable estimate can be made of the amount of the obligation.

In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.

In the consolidated statement of income, the expense for any provision is presented net of any reimbursement.

Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost

The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.34	Obligations related to employee termination benefits and pension commitments

Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States, which is regulated in accordance with employment plans in force up to 2002. (See more details in Note 18.4).

These obligations are valued using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate. The criteria in force contained in the revised IAS 19 are also taken into account.

Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in other comprehensive income.

Actuarial losses and gains have their origin in departures between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.

The discount rate used by the Company for calculating the obligation was 5.027% and 5.114% for the periods ended September 30, 2018 and December 31, 2017, respectively.

The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 3.75% interest rate for 2018 and 4.50% for 2017. The net balance of this obligation is presented under the non-current provisions for employee benefits (refer to Note 18.4).

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.35	Compensation plans

Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with International Financial Reporting Standards No. 2 "Share-based Payments.” Changes in the fair value of options granted are recognized with a charge to payroll on a straight-line basis during the period between the date on which these options are granted and the payment date (see Note 18.6).

3.36	Revenue recognition

Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.

The company has adopted the method indicated in appendix C.3 (b) of IFRS 15 and therefore has not re-expressed the comparative financial statements.

At the date of closure of the financial statements, there are no effects that amend the company’s accumulated results derived from the application of the aforementioned method.

Revenue is recognized when its amount can be stated reliably, it is probable that the future economic rewards will flow to the entity and it meets the specific conditions for each type of activity-related revenue, as follows:

(a)	Sale of goods

The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.

Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.

(b)	Sale of services

Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

Revenue recognition, continued

(c)	Interest income

Interest income is recognized when interest is accrued in consideration of the principal pending payment using the effective interest rate method.

(d)	Income from dividends

Income from dividends is recognized when the right to receive the payment is established

3.37	Finance income and finance costs

Finance income is mainly composed of interest income in financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Finance costs are mainly composed of interest on bank borrowing expenses, interest on bonds issued and interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets.

Borrowing costs and bonds issued are recognized in profit or loss using the effective interest rate method.

For finance costs accrued during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, the effective interest rate related to the project’s specific financing is used. If none exists, the average financing rate of the subsidiary making the investment is utilized.

Borrowing and financing costs that are directly attributable to the acquisition, construction or production of an asset are capitalized as part of that asset’s cost.

3.38	Income tax and deferred taxes

Corporate income tax for the year is determined as the sum of current taxes from the different consolidated companies.

Current taxes are based on the application of the various types of taxes attributable to taxable income for the year.

Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.

In conformity with current Chilean tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued

3.38	Income tax and deferred taxes

Tax on companies and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in the statement of income accounts or equity accounts in the consolidated statement of financial position, considering the origin of the gains or losses which have generated them.

At each reporting period, the carrying amount of deferred tax assets has been reviewed and reduced to the extent where there will not be sufficient taxable income to allow the recovery of all or a portion of the deferred tax assets. Likewise, as of the date of the consolidated financial statements, deferred tax assets that are not recognized were evaluated and not recognized as it was more likely than not that future taxable income will allow for recovery of the deferred tax asset.

likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used.

With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more

The deferred income tax related to entries directly recognized in equity is recognized with an effect on equity and not with an effect on profit or loss.

Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	51

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.39	Segment reporting

IFRS 8 requires that companies adopt a “management approach” to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.

An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.

For assets and liabilities, the allocation to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated to the applicable segments, in accordance with the criteria established in the costing process for product inventories.

The following operating segments have been identified by the Company:

-	Specialty plant nutrients

-	Industrial chemicals

-	Iodine and derivatives

-	Lithium and derivatives

-	Potassium

-	Other products and services

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	52

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.40	Responsibility for Information and Estimates Made

The Management of Sociedad Química y Minera de Chile S.A. and its subsidiaries is responsible for the information contained in these consolidated financial statements, which expressly indicate that all the principles and criteria included in IFRS, as issued by the International Accounting Standards Board (IASB), have been applied in full.

In preparing the consolidated financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries, Management has made judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:

-	Estimated useful lives are determined based on current facts and past experience, and take into consideration the anticipated physical life of the asset, the potential for technological obsolescence, and regulations. See Notes 3.22, 15 and 16.

-	Impairment losses of certain assets - Assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management. See Notes 15 and 16.

-	Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments. See Note 18.

-	Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, taking into account the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements. See Notes 19 and 22.

-	Provisions on the basis of technical studies that cover the different variables affecting products in stock (density and moisture, among others), and related allowance.

-	Obsolescence to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation requires judgment to determine obsolescence and estimates of provisions for value. See Note 12.

Despite the fact that these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively, recognizing the effects of the change in estimates in the related future consolidated financial statements.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	53

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 3	Significant accounting policies (continued)

3.41	Environment

In general, the Company follows the criteria of considering amounts used in environmental protection and improvement as environmental expenses. However, the cost of facilities, machinery and equipment used for the same purpose are considered property, plant and equipment, as the case may be.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	54

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 4	Changes in accounting estimates and policies (consistent presentation)

4.1	Changes in accounting estimates

The Company had no changes in the determination of accounting estimates at the closing date of the consolidated financial statements, (For more information, see Note 3.40).

4.2	Changes in accounting policies

As of September 30, 2018, the Company’s consolidated financial statements present no changes in accounting policies or estimates compared to the prior period (for further details refer to Note 3.40).

The consolidated statements of financial position as of September 30, 2018 and December 31, 2017 and the statements of comprehensive income, changes in equity and cash flows for the periods ended September 30, 2018 and 2017, have been prepared in accordance with the IFRS.

The accounting principles and criteria were applied consistently.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	55

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial risk management

5.1	Financial risk management policy

The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of Sociedad Química y Minera de Chile S.A. and its subsidiaries with regard to all such relevant financial uncertainty components.

The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, doubtful accounts risk, and interest rate risk, among others.

There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.

The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and, in particular, Finance Management, is responsible for constantly assessing the financial risk. The Company uses derivatives to hedge a significant portion of those risks.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	56

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors

5.2.1   Risks Relating to Our Business

We could be subject to numerous risks in Chile as a result of investigations by the Chilean Internal Revenue Service (“SII”) and the Chilean Public Prosecutor in relation to certain payments made by SQM between the tax years 2009 and 2015

The SII has conducted investigations related to the payment of invoices by SQM and its subsidiaries, SQM Salar S.A. and SQM Industrial S.A., for services that may not have been properly supported or that may not have been necessary to generate corporate income.  The Chilean Public Prosecutor also has conducted related inquiries to determine whether such payments may be linked with alleged violations by SQM, these subsidiaries and public officials of political contribution or anticorruption laws.

On January 13, 2017, the Company and the DOJ reached an agreement on the terms of a Deferred Prosecution Agreement (“DPA”) that would resolve the DOJ’s inquiry, based on alleged violations of the books and records and internal controls provisions of the Foreign Corrupt Practices Act. In the DPA, the DOJ agreed to not pursue charges against the Company for a period of three years and to release the Company from liability after that period as long as the Company complies with the terms of the DPA, which include paying a monetary penalty of US$15,487,500, and engaging a compliance monitor for a term of two (2) years. Upon successful completion of the three (3) year term of the DPA, all charges against the Company will be dismissed. On the same date, the SEC agreed to resolve its inquiry through an administrative cease and desist order, arising out of the alleged violations of the same accounting provisions of the FCPA. Among other terms, the SEC order called for the Company to pay an additional monetary penalty of US$15 million.

On January 26, 2018, the 8th Court of Santiago approved a deferred prosecution agreement proposed by the Chilean Public Prosecutor relating to SQM and its subsidiaries SQM Salar and SQM Nitratos S.A., to suspend an investigation against these entities related to their duties of supervision and management. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A., agreed to pay an aggregate amount of (i) Ch$900,000,000 to the Chilean government, and (ii) Ch$1,650,000,000 to various charitable organizations. These amounts were accrued in the Company’s Consolidated Financial Statements for 2017. In addition, the companies have agreed to provide the Chilean Public Prosecutor with a report on the enhancements to their compliance program, implemented in recent years, with special emphasis on the incorporation of best practices in various jurisdictions. Under the deferred prosecution agreement, SQM, SQM Salar and SQM Nitratos S.A. have not admitted any responsibility in the matter. On August 17, 2018, the 8th Civil Court of Santiago definitively dismissed the case.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	57

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Responding to our regulators’ inquiries and any future civil, criminal or regulatory inquiries or proceedings diverts our management’s attention from day-to-day operations. Additionally, expenses that may arise from responding to such inquiries or proceedings, our review of responsive materials, any related litigation or other associated activities may continue to be significant. Current and former employees, officers and directors may seek indemnification, advancement or reimbursement of expenses from us, including attorneys’ fees, with respect to the current inquiry or future proceedings related to this matter. The occurrence of any of the foregoing or adverse determination in litigation or other proceedings or similar actions could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	58

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Our annual report on Form 20-F (available in Spanish on the Company’s website) for the year ended December 31, 2014, that we filed with the SEC identified a material weakness in our internal controls over payments directed by the office of the former Chief Executive Officer as of December 31, 2014

In the past, our management determined that the Company did not maintain effective control over payments directed by the office of the former CEO. This determination was reported in our annual report on Form 20-F, filed with the SEC on May 18, 2015.

We believe we have taken the necessary steps to remedy the identified material weakness and enhance our internal controls. However, any failure to maintain effective internal control over financial reporting could (i) result in a material misstatement in our financial reporting or financial statements that would not be prevented or detected, (ii) cause us to fail to meet our reporting obligations under applicable securities laws or (iii) cause investors to lose confidence in our financial reporting or financial statements, the occurrence of any of which could materially and adversely affect our business, financial condition, cash flows, results of operations and the prices of our securities.

Volatility of world fertilizer and chemical prices and changes in production capacities could affect our business, financial condition and results of operations

The prices of our products are determined principally by world prices, which, in some cases, have been subject to substantial volatility in recent years. World fertilizer and chemical prices vary depending upon the relationship between supply and demand at any given time. Supply and demand dynamics for our products are tied to a certain extent to global economic cycles, and have been impacted by circumstances related to such cycles. Furthermore, the supply of certain fertilizers or chemical products, including certain products that we provide, varies principally depending on the production of the major producers, (including us) and their respective business strategies.

World prices of potassium-based fertilizers (including some of our specialty plant nutrients, potassium chloride and potassium sulfate) fluctuated as a result of the broader global economic and financial conditions. During the second half of 2013, potassium prices declined as a result of an unexpected announcement made by the Russian company Uralkali (“Uralkali”) that it was terminating its participation in the exporter Belarus Potash Corporation (“BPC”). We cannot assure you that potassium-based fertilizer prices and sales volumes will not decline in the future.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	59

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Iodine prices followed an upward trend beginning at the end of 2008 and continuing through 2012, reaching an average price of approximately US$53 per kilogram in 2012, over 40% higher than average prices in 2011. During the following years, supply growth outpaced demand growth, causing a decline in iodine prices. We cannot assure you that iodine prices or sales volumes will not continue to decline in the future.

Driven mostly by an increase in demand related to battery use, lithium demand growth in 2016 was accompanied by an increase in supply that was lower than expected, and as a result, average prices for this business line increased approximately 80% compared to 2015. In 2017, lithium demand continued to grow creating tight market conditions and increasing prices by 25% compared to 2016. We cannot assure you that lithium prices or sales volumes will not continue to decline in the future.

We expect that prices for the products we manufacture will continue to be influenced, among other things, by worldwide supply and demand and the business strategies of major producers. Some of the major producers (including us) have increased or have the ability to increase production. As a result, the prices of our products may be subject to substantial volatility. High volatility or a substantial decline in the prices or sales volumes of one or more of our products could have a material adverse effect on our business, financial condition and results of operations.

Our sales to emerging markets and expansion strategy expose us to risks related to economic conditions and trends in those countries

We sell our products in more than 110 countries around the world. We expect to expand our sales in these and other emerging markets in the future. In addition, we may carry out acquisitions or joint ventures in jurisdictions in which we currently do not operate, relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. The results of our operations and our prospects in other countries in which we establish operations will depend, in part, on the general level of political stability and economic activity and policies in those countries. Future developments in the political systems or economies of these countries or the implementation of future governmental policies in those countries, including the imposition of withholding and other taxes, restrictions on the payment of dividends or repatriation of capital or the imposition of new environmental regulations or price controls could have a material adverse effect on our business, financial condition and results of operations in those countries.

Our inventory levels may increase for economic or operational reasons

In general, economic conditions or operational factors can affect our inventory levels. Higher inventories carry a financial risk due to increased need for cash to fund working capital and could imply increased risk of loss of product. We cannot assure you that inventory levels will not continue to remain high or increase further in the future. These factors could have a material adverse effect on our business, financial condition and results of operations.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

New production of iodine or lithium carbonate from current or new competitors in the markets in which we operate could adversely affect prices

In recent years, new and existing competitors have increased the supply of iodine and lithium carbonate, which has affected prices for both products. Further production increases could negatively impact prices. There is limited information on the status of new iodine or lithium carbonate production capacity expansion projects being developed by current and potential competitors and, as such, we cannot make accurate projections regarding the capacities of possible new entrants into the market and the dates on which they could become operational. If these potential projects are completed in the short term, they could adversely affect market prices and our market share, which, in turn, could have a material adverse effect on our business, financial condition and results of operations.

We have a capital expenditure program that is subject to significant risks and uncertainties

Our business is capital intensive. Specifically, the exploration and exploitation of reserves, mining and processing costs, the maintenance of machinery and equipment and compliance with applicable laws and regulations require substantial capital expenditures. We must continue to invest in capital to maintain or to increase our extraction levels and the amount of finished products we produce.

In addition, we require environmental permits for our new projects. Obtaining permits in certain cases may cause significant delays in the execution and implementation of new projects and, consequently, may require us to reassess the related risks and economic incentives. We cannot assure you that we will be able to maintain our production levels or generate sufficient cash flow, or that we will have access to sufficient investments, loans or other financing alternatives, to continue our activities at or above present levels, or that we will be able to implement our projects or receive the necessary permits required for them in time. Any or all of these factors may have a material adverse effect on our business, financial condition and results of operations.

High raw materials and energy prices could increase our production costs and cost of sales, and energy may become unavailable at any price

We rely on certain raw materials and various energy sources (diesel, electricity, natural gas such as LNG, fuel oil and others) to manufacture our products. Purchases of energy and raw materials we do not produce constitute an important part of our cost of sales. In addition, we may not be able to obtain energy at any price if supplies are curtailed or otherwise become unavailable. To the extent we are unable to pass on increases in the prices of energy and raw materials to our customers or we are unable to obtain energy, our business, financial condition and results of operations could be materially adversely affected.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Our reserves estimates are internally prepared and not subject to review by external geologists or an external auditing firm and could be subject to significant changes, which may have a material adverse effect on our business, financial condition and results of operations

Our estimation methods for caliche ore involve numerous uncertainties as to the quantity and quality of the reserves, and reserve estimates could change upwards or downwards. Furthermore, our reserves estimates are not subject to review by external geologists or an external auditing firm. A downward change in the quantity and/or quality of our reserves could affect future volumes and costs of production and therefore have a material adverse effect on our business, financial condition and results of operations.

Quality standards in markets in which we sell our products could become stricter over time

In the markets in which we do business, customers may impose quality standards on our products and/or governments may enact stricter regulations for the distribution and/or use of our products. As a result, if we cannot meet such new standards or regulations, we may not be able to sell our products. In addition, our cost of production may increase in order to meet any such newly imposed or enacted standards or regulations. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Chemical and physical properties of our products could adversely affect their commercialization

Since our products are derived from natural resources, they contain inorganic impurities that may not meet certain customer or government standards. As a result, we may not be able to sell our products if we cannot meet such requirements. In addition, our cost of production may increase in order to meet such standards. Failure to sell our products in one or more markets or to important customers could materially adversely affect our business, financial condition and results of operations.

Our business is subject to many operating and other risks for which we may not be fully covered under our insurance policies

Our facilities and business operations in Chile and abroad are insured against losses, damage or other risks by insurance policies that are standard for the industry and that would reasonably be expected to be sufficient by prudent and experienced persons engaged in businesses similar to ours.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	62

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

We may be subject to certain events that may not be covered under our insurance policies, which could have a material adverse effect on our business, financial condition and results of operations. Additionally, as a result of major earthquakes and unexpected rains and flooding in Chile, as well as other natural disasters worldwide, conditions in the insurance market have changed and may continue to change in the future, and as a result, we may face higher premiums and reduced coverage, which could have a material adverse effect on our business, financial condition and results of operations.

Changes in technology or other developments could result in preferences for substitute products

Our products, particularly iodine, lithium and their derivatives, are preferred raw materials for certain industrial applications, such as rechargeable batteries and liquid-crystal displays (LCDs). Changes in technology, the development of substitute raw materials or other developments could adversely affect demand for these and other products which we produce. In addition, other alternatives to our products may become more economically attractive as global commodity prices shift. Any of these events could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to labor strikes and labor liabilities that could impact our production levels and costs

Over 95% of our employees are employed in Chile, of which approximately 64% were represented by 22 labor unions as of December 31, 2017. We are exposed to labor strikes and illegal work stoppages that could impact our production levels. If a strike or illegal work stoppage occurs and continues for a sustained period of time, we could be faced with increased costs and even disruption in our product flow that could have a material adverse effect on our business, financial condition and results of operations.

Chilean Law No. 20,123, known as the Subcontracting Law, provides that when a serious workplace accident occurs, the company in charge of the workplace must halt work at the site where the accident took place until authorities from either the National Geology and Mining Service (Servicio Nacional de Geología y Minería or “Sernageomin”), the National Health Service (Servicio Nacional de Salud) or the Labor Board (Dirección del Trabajo or “Labor Board”) inspect the site and prescribe the measures such company must take to minimize the risk of similar accidents taking place in the future. Work may not be resumed until the applicable company has taken the prescribed measures, and the period of time before work may be resumed may last for a number of hours, days, or longer. The effects of this law could have a material adverse effect on our business, financial condition and results of operations.

On September 8, 2016, Chilean Law No. 20,940 was published and modified the Labor Code by introducing, among other things, changes to the formation of trade unions, the election of inter-company union delegates, the presence of women on union boards, anti-union practices and related sanctions, and collective negotiations. Due to these changes to the labor regulations, we may face an increase in our expenses that may have a significant adverse effect on our business, financial condition, and results of operations.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

Lawsuits and arbitrations could adversely impact us

We are party to a range of lawsuits and arbitrations involving different matters as described in the note on contingencies and restrictions. Although we intend to defend our positions vigorously, our defense of these actions may not be successful. Adverse judgments or settlements in these lawsuits may have a material adverse effect on our business, financial condition and results of operations. In addition, our strategy of being a world leader includes entering into commercial and production alliances, joint ventures and acquisitions to improve our global competitive position. As these operations increase in complexity and are carried out in different jurisdictions, we may be subject to legal proceedings that, if settled against us, could have a material adverse effect on our business, financial condition and results of operations.

We have operations in multiple jurisdictions with differing regulatory, tax and other regimes

We operate in multiple jurisdictions with complex regulatory environments that are subject to different interpretations by companies and respective governmental authorities. These jurisdictions may have different tax codes, environmental regulations, labor codes and legal frameworks, which adds complexity to our compliance with these regulations and could have a material adverse effect on our business, financial condition and results of operations.

Environmental laws and regulations could expose us to higher costs, liabilities, claims and failure to meet current and future production targets

Our operations in Chile are subject to national and local regulations relating to environmental protection. In accordance with such regulations, we are required to conduct environmental impact studies or statements before we conduct any new projects or activities or significant modifications of existing projects that could impact the environment or the health of people. We are also required to obtain an environmental license for certain projects and activities. The Environmental Evaluation Service (Servicio de Evaluación Ambiental or “Environmental Evaluation Service”) evaluates environmental impact studies submitted for its approval and allows the public, government agencies or local authorities to review and challenge projects that may adversely affect the environment, either before these projects are executed or once they are operating, if they fail to comply with applicable regulations. In order to ensure compliance with environmental regulations, Chilean authorities, through the Environmental Superintendency, may impose fines up to approximately US$9 million per infraction, temporarily or permanently close facilities or revoke environmental permits.

Chilean environmental regulations have become increasingly stringent in recent years, both with respect to the approval of new projects and in connection with the implementation and development of projects already approved, and we believe that this trend is likely to continue. Given public interest in environmental enforcement matters, these regulations or their application may also be subject to political considerations that are beyond our control.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

We regularly monitor the impact of our operations on the environment and on the health of people and have, from time to time, made modifications to our facilities to minimize any adverse impact. Future developments in the creation or implementation of environmental requirements or their interpretation could result in substantially increased capital, operation or compliance costs or otherwise adversely affect our business, financial condition and results of operations.

The success of our current investments at the Salar de Atacama and Nueva Victoria is dependent on the behavior of the ecosystem variables being monitored over time. If the behavior of these variables in future years does not meet environmental requirements, our operation may be subject to important restrictions by the authorities on the maximum allowable amounts of brine and water extraction.

Our future development depends on our ability to sustain future production levels, which requires additional investments and the submission of the corresponding environmental impact studies or statements. If we fail to obtain approval or required environmental licenses, our ability to maintain production at specified levels will be seriously impaired, thus having a material adverse effect on our business, financial condition and results of operations.

In addition, our worldwide operations are subject to international and other local environmental regulations. Since environmental laws and regulations in the different jurisdictions in which we operate may change, we cannot guarantee that future environmental laws, or changes to existing environmental laws, will not materially adversely impact our business, financial condition and results of operations.

Our water supply could be affected by geological changes or climate change

Our access to water may be impacted by changes in geology or other natural factors, such as wells drying up or reductions in the flow available in the wells or rivers from which we obtain water, that we cannot control. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Any loss of key personnel may materially and adversely affect our business

Our success depends in large part on the skills, experience and efforts of our senior management team and other key personnel. The loss of the services of key members of our senior management or employees with critical skills could have a negative effect on our business, financial condition and results of operations. If we are not able to attract or retain highly skilled, talented and qualified senior managers or other key personnel, our ability to fully implement our business objectives may be materially and adversely affected.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.1   Risks Relating to Our Business (continued)

5.2.2   Risks Relating to Chile

As we are a company based in Chile, we are exposed to Chilean political risks

Our business, financial condition and results of operations could be affected by changes in policies of the Chilean government, other political developments in or affecting Chile, legal changes in the standards or administrative practices of Chilean authorities or the interpretation of such standards and practices, over which we have no control.

Changes in regulations regarding, or any revocation or suspension of our concessions could negatively affect our business

Any changes to regulations to which we are subject or adverse changes to our concession rights, or a revocation or suspension of our concessions, could have a material adverse effect on our business, financial condition and results of operations.

Changes in mining or port concessions could affect our operating costs

We conduct our mining operations, including brine extraction, under exploitation and exploration concessions granted in accordance with provisions of the Chilean constitution and related laws and statutes. Our exploitation concessions essentially grant a perpetual right (with the exception of the rights granted with respect to the Salar de Atacama concessions that have been leased to us until 2030) to conduct mining operations in the areas covered by the concessions, provided that we pay annual concession fees and comply with other essential obligations under the respective agreements with Corfo. Our exploration concessions permit us to explore for mineral resources on the land covered thereby for a specified period of time and to subsequently request a corresponding exploitation concession.

Our subsidiary SQM Salar, as leaseholder, holds exclusive and temporary rights over the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is exclusively entitled to exploit the mineral resources in 81,920 hectares. The respective mining concessions are exclusively owned by Corfo and leased to SQM Salar pursuant to a Lease Agreement between Corfo and SQM Salar. Corfo may not unilaterally amend the Lease Agreement or the Project Agreement, and the rights to exploit the minerals may not be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo, maintaining Corfo’s rights over the mining exploitation concessions, and making annual payments to the Chilean government for such concession rights. The Lease Agreement expires on December 31, 2030.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile (continued)

We also operate port facilities at Tocopilla, Chile, for the shipment of products and the delivery of raw materials pursuant to maritime concessions, which have been granted under applicable Chilean laws and are normally renewable on application, provided that such facilities are used as authorized and annual concession fees are paid.

Any significant adverse changes to any of these concessions could have a material adverse effect on our business, financial condition and results of operations.

Changes in water rights laws and other regulations could affect our operating costs

We hold water use rights that are key to our operations. These rights were obtained from the Chilean Water Authority (Dirección General de Aguas) for supply of water from rivers and wells near our production facilities, which we believe are sufficient to meet current operating requirements. However, the Chilean water rights code (Código de Aguas or the “Water Code”) and the respective laws and regulations are subject to changes, which could have a material adverse impact on our business, financial condition and results of operations. For example, a series of bills are currently being discussed at the Chilean National Congress that seek to desalinate seawater for use in mining production processes, amend the Mining Code for water use in mining operations, amend the Political Constitution on water and introduce changes to the regulatory framework governing the terms of inspection and sanction of water. As a result, the amount of water that we can actually use under our existing rights may be reduced or the cost of such use could increase. These and potential future changes to the Water Code or other relevant regulations could have a material adverse effect on our business, financial condition and results of operations.

The Chilean government could levy additional taxes on corporations operating in Chile

In Chile, there is a royalty tax that is applied to mining activities developed in the country.

On September 29, 2014, Law No. 20,780 was published (the “Tax Reform”), introducing significant changes to the Chilean taxation system and strengthening the powers of the SII to control and prevent tax avoidance. Subsequently, on February 8, 2016, Law No. 20,899 that simplifies the income tax system and modifies other legal tax provisions was published. As a result of these reforms, open stock corporations like SQM are subject to the partially integrated shareholder tax regime (sistema parcialmente integrado). The corporate tax rate applicable to us increased gradually from 20% in 2013 to 25.5% in 2017. The rate in force for 2018 is 27%.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile (continued)

Under the partially integrated shareholder taxation regime, shareholders bear the tax on dividends upon payment, but they will only be permitted to credit against such shareholder taxes a portion of the Chilean corporate tax paid by us on our earnings, unless the shareholder is resident in a country with a tax treaty in force with Chile or signed with Chile prior to January 1, 2017, whether or not in force. In that case, 100% of the Chilean corporate tax paid by us may be credited against the final taxes at the shareholder level.

As a result, foreign shareholders resident in a non-treaty jurisdiction will be subject to a higher effective tax rate than residents of treaty jurisdictions. There is a temporary rule in effect from January 1, 2017, through December 31, 2019, that treaty jurisdictions for this purpose will include jurisdictions with tax treaties signed with Chile prior to January 1, 2017, whether or not such treaties are in force. This is currently the status of the treaty signed between Chile and United States.

The Tax Reform tax increase prompted a US$52.3 million increase in our deferred tax liabilities as of December 31, 2014. In accordance with instructions issued by the CMF, the effects of this adjustment were accounted for with a reduction in net equity in our statement of financial position as of December 31, 2014.

In addition, the Tax Reform may have other material adverse effects on our business, financial condition and results of operations. Likewise, we cannot assure you that the manner in which the Royalty Law or the corporate tax rate are interpreted and applied will not change in the future. The Chilean government may decide to levy additional taxes on mining companies or other corporations in Chile. Any such change may have a material adverse effect on our business, financial condition and results of operations.

Ratification of the International Labor Organization’s Convention 169 concerning indigenous and tribal peoples might affect our development plans

Chile, a member of the International Labor Organization (“ILO”), has ratified the ILO’s Convention 169 (the “Indigenous Rights Convention”) concerning indigenous and tribal people. The Indigenous Rights Convention established several rights for indigenous people and communities. Among other rights, the Indigenous Rights Convention states that (i) indigenous groups should be notified and consulted prior to the development of any project on land deemed indigenous, although veto rights are not mentioned and (ii) indigenous groups have, to the extent possible, a stake in benefits resulting from the exploitation of natural resources in indigenous land. The extent of these benefits has not been defined by the Chilean government. The Chilean government has addressed item (i) above through Supreme Decree No. 66 issued by the Social Development Ministry. This decree requires government entities to consult indigenous groups that may be directly affected by the adoption of legislative or administrative measures, and it also defines criteria for the projects or activities that must be reviewed through the environmental evaluation system that also require such consultation. To the extent that the new rights outlined in the Indigenous Rights Convention become laws or regulations in Chile, they could affect the development of our investment projects in lands that have been defined as indigenous, which could have a material adverse effect on our business, financial condition and results of operations.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	68

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.2   Risks Relating to Chile (continued)

Chile is located in a seismically active region

Chile is prone to earthquakes because it is located along major fault lines. The most recent major earthquakes in Chile, which occurred in April 2017 in the Valparaiso region and in December 2016 in Chiloe Island, had a magnitude of 6.9 and 7.6, respectively, on the Richter scale. There were also earthquakes in 2015, 2014 and 2010 that caused substantial damage to some areas of the country. Chile has also experienced volcanic activity. A major earthquake or a volcanic eruption could have significant negative consequences for our operations and for the general infrastructure, such as roads, rail, and access to goods, in Chile. Although we maintain industry standard insurance policies that include earthquake coverage, we cannot assure you that a future seismic or volcanic event will not have a material adverse effect on our business, financial condition and results of operations.

5.2.3   Risks Relating to Our Shares and to Our ADSs

The price of our ADSs (American Depositary Shares - SQM shares traded on the New York Stock Exchange) and the U.S. dollar value of any dividends will be affected by fluctuations in the U.S. dollar/Chilean peso exchange rate

Chilean trading in the shares underlying our ADSs is conducted in Chilean pesos. The depositary will receive cash distributions that we make with respect to the shares in Chilean pesos. The depositary will convert such Chilean pesos to U.S. dollars at the then prevailing exchange rate to make dividend and other distribution payments in respect of ADSs. If the value of the Chilean peso falls relative to the U.S. dollar, the value of the ADSs and any distributions to be received from the depositary will decrease.

Developments in other emerging markets could materially affect the value of our ADSs and our shares

The Chilean financial and securities markets are, to varying degrees, influenced by economic and market conditions in other emerging market countries or regions of the world. Although economic conditions are different in each country or region, investor reaction to developments in one country or region can have significant effects on the securities of issuers in other countries and regions, including Chile and Latin America. Events in other parts of the world may have a material effect on Chilean financial and securities markets and on the value of our ADSs and our shares.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	69

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to Our Shares and to Our ADSs (continued)

The volatility and low liquidity of the Chilean securities markets could affect the ability of our shareholders to sell our ADSs

The Chilean securities markets are substantially smaller, less liquid and more volatile than the major securities markets in the United States. The volatility and low liquidity of the Chilean markets could increase the price volatility of our ADSs and may impair the ability of a holder to sell our ADSs into the Chilean market in the amount and at the price and time he wishes to do so.

Our share or ADS price may react negatively to future acquisitions and investments

As world leaders in our core businesses, part of our strategy is to look for opportunities that will allow us to consolidate and strengthen our competitive position in jurisdictions in which we currently do not operate. Pursuant to this strategy, we may carry out acquisitions or joint ventures relating to any of our businesses or to new businesses in which we believe we may have sustainable competitive advantages. Depending on our capital structure at the time of such acquisitions or joint ventures, we may need to raise significant debt and/or equity, which will affect our financial condition and future cash flows. Any change in our financial condition could affect our results of operations, negatively impacting our share or ADS price.

ADS holders may be unable to enforce rights under U.S. securities law

Because we are a Chilean company subject to Chilean law, the rights of our shareholders may differ from the rights of shareholders in companies incorporated in the United States, and ADS holders may not be able to enforce or may have difficulty enforcing rights currently in effect under U.S. federal or state securities laws.

Our Company is an open stock corporation incorporated under the laws of the Republic of Chile. Most of our directors and officers reside outside the United States, principally in Chile. All or a substantial portion of the assets of these persons are located outside the United States. As a result, if any of our shareholders, including holders of our ADSs, were to bring a lawsuit against our officers or directors in the United States, it may be difficult for them to effect service of legal process within the United States upon these persons. Likewise, it may be difficult for them to enforce judgments obtained in United States courts based upon the civil liability provisions of the federal securities laws in the United States against them in the United States.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	70

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to Our Shares and to Our ADSs (continued)

In addition, there is no treaty between the United States and Chile providing for the reciprocal enforcement of foreign judgments. However, Chilean courts have enforced judgments rendered in the United States, provided that the Chilean court finds that the United States court respected basic principles of due process and that the judgment does not violate any Chilean laws. Nevertheless, there is doubt as to whether an action could be brought successfully in Chile in the first instance on the basis of liability based solely upon the civil liability provisions of the United States federal securities laws.

As preemptive rights may be unavailable for our ADS holders, they have the risk of their holdings being diluted if we issue new stock

Chilean laws require companies to offer their shareholders preemptive rights whenever issuing new shares of capital stock so shareholders can maintain their existing ownership percentage in a company. If we increase our capital by issuing new shares, a holder may subscribe for up to the number of shares that would prevent dilution of the holder’s ownership interest.

If we issue preemptive rights, United States holders of ADSs would not be able to exercise their rights unless a registration statement under the Securities Act were effective with respect to such rights and the shares issuable upon exercise of such rights or an exemption from registration were available. We cannot assure holders of ADSs that we will file a registration statement or that an exemption from registration will be available. We may, in our absolute discretion, decide not to prepare and file such a registration statement. If our holders were unable to exercise their preemptive rights because we did not file a registration statement, the depositary bank would attempt to sell their rights and distribute the net proceeds from the sale to them, after deducting the depositary’s fees and expenses. If the depositary could not sell the rights, they would expire and holders of ADSs would not realize any value from them. In either case, ADS holders’ equity interest in us would be diluted in proportion to the increase in our capital stock.

If we were classified as a Passive Foreign Investment Company by the U.S. Internal Revenue Service, there could be adverse consequences for U.S. investors

We believe that we were not classified as a Passive Foreign Investment Company (“PFIC”) for 2017. Characterization as a PFIC could result in adverse U.S. tax consequences to you if you are a U.S. investor in our shares or ADSs. For example, if we (or any of our subsidiaries) are a PFIC, our U.S. investors may become subject to increased tax liabilities under U.S. tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we (or any of our subsidiaries or portfolio companies) are a PFIC is made on an annual basis and will depend on the composition of our (or their) income and assets from time to time.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	71

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial Risk Management (continued)

5.2	Risk Factors (continued)

5.2.3   Risks Relating to Our Shares and to Our ADSs (continued)

U.S. federal income tax reform could adversely affect us and holders of our shares and ADSs

On December 22, 2017, President Trump signed into law H.R. 1, originally known as the “Tax Cuts and Jobs Act,” which significantly reformed the Internal Revenue Code of 1986, as amended. The impact of this tax reform, or of any future administrative guidance interpreting provisions thereof, on holders of our ADSs or shares is uncertain and could be adverse. Prospective investors are urged to consult with their own legal and tax advisors with respect to any such legislation and the potential tax consequences of purchasing, holding, and disposing of our shares and ADSs.

Changes in Chilean tax regulations could have adverse consequences for U.S. investors

Currently cash dividends paid by us to foreign shareholders are subject to a 35% Chilean withholding tax. When the Company pays corporate income tax on the income from which the dividend is paid, known as a “First Category Tax”, a credit for First Category Tax effectively reduces the rate of Withholding Tax. Changes in Chilean tax regulations could have adverse consequences for U.S. investors.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	72

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial risk management, continued

5.2.4	Credit risk

A contraction of the global economy and the potentially adverse effects in the financial position of our customers may extend the receivables recovery period for SQM, increasing its exposure to doubtful account risk. While measures have been taken to minimize such risk, the global economic situation may result in losses that might have a material adverse effect on the Company’s business, financial position or results of operations.

To mitigate these risks, SQM actively controls debt collection and has established certain safeguards which include loan insurance, letters of credit, and prepayments for a portion of receivables.

Financial investments correspond to time deposits with maturities exceeding 90 days and less than 360 days from the investment date, so they are not exposed to significant market risks.

The credit quality of financial assets that are neither past due nor impaired can be assessed by reference to external credit ratings (if available) or to historical information about counterparty default rates:

		Rating Institution			9/30/2018
Financial institution	Financial assets	Moody’s	S&P	Fitch	ThUS$
Banco de Chile	Time deposits	P-1	A-1	-	2,358
Banco de Crédito e Inversiones	Time deposits	P-1	A-1		9,125
Banco Itau Corpbanca	Time deposits	P-2	A-2	-	3,006
BBVA Banco Francés	Time deposits	-	-	-	75
Nedbank	Time deposits	P-3	B	-	3,719
ABN Amro Bank	Time deposits	P-1	A-1	-	232
JP Morgan US dollar Liquidity Fund Institutional	Investment fund deposits	-	-	-	125,225
Legg Mason - Western Asset Institutional Cash Reserves	Investment fund deposits	-	-	-	139,856
Total					283,596

		Rating Institution			9/30/2018
Financial institution	Financial assets	Moody’s	S&P	Fitch	ThUS$
Banco Scotiabank	90 days to 1 year	-	-	-	19,897
Banco de Crédito e Inversiones	90 days to 1 year	P-1	A-1	-	133,787
Banco Santander	90 days to 1 year	P-1	A-1	-	50,060
Banco Itaú-Corpbanca	90 days to 1 year	P-2	A-2	-	102,547
Banco de Chile	90 days to 1 year	P-1	A-1	-	4,013
Total					310,304
El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	73

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial risk management, continued

5.2.5	Currency risk

As a result of its influence on price level determination as well as its relationship with cost of sales, and since a significant portion of the Company’s business transactions are performed in that foreign currency, the functional currency of SQM is the United States dollar. However, the global business activities of the Company expose it to the foreign exchange fluctuations of several currencies with respect to the value of the U.S. dollar. Accordingly, SQM has entered into hedge contracts to mitigate the exposure generated by its main mismatches (assets, net of liabilities) in currencies other than the U.S. dollar against foreign exchange fluctuation. These contracts are periodically updated depending on the mismatch amount to be hedged in such currencies. Occasionally, and subject to the Board of Directors’ approval, in the short-term the Company insures cash flows from certain specific items in currencies other than the U.S. dollar.

A significant portion of the Company’s costs, particularly payroll, is denominated in Chilean pesos. Accordingly, an increase or decrease in the exchange rate against the U.S. dollar would affect the Company’s profit for the period. Approximately US$312 million of the Company’s costs are denominated in Chilean pesos. A significant portion of the effect of such obligations on the statement of financial position is hedged by derivative instrument transactions on the balance mismatch in such currency.

As of September 30, 2018, the Company recorded derivative instruments classified as currency and interest rate hedges associated with all the bonds payable, denominated in UF, with a fair value of US$21,3 million in favor SQM. As of June 30, 2018 this amounts to US$17.9 million in favor and December 31, 2017, this amounts to US$5 million against SQM. As of Juny 30, 2018, this value amounted to US$17,9 against the Company and as of December 31, 2017, it totaled US$5 million against the Company.

As of September 30, 2018, the Chilean peso to U.S. dollar exchange rate was Ch$660.42 per US$1.00 (Ch$ 614.75 per US$ 1.00 as of December 31, 2017).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	74

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial risk management, continued

5.2.6	Interest rate risk

Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company.

The Company has current and non-current debts valued at the LIBOR rate, plus a spread.

As of September 30, 2018, the Company has around 6% of its financial liabilities linked to variations in the LIBOR rate and therefore any significant increases in that rate would impact its financial position. A change of 100 base points over that rate could generate variations in finance costs of around US$0.24 million.

In addition, as of September 30, 2018, the Company's financial liabilities are mainly concentrated in the long-term and none have maturities of less than 12 months, decreasing in the process the exposure to changes in interest rates.

5.2.7	Liquidity risk

Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments, and marketable securities, among others.

The Company has an important capital expense program which is subject to change over time.

On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect SQM’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.

SQM constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of September 30, 2018, the Company had unused, available revolving credit facilities with banks, for a total of approximately US$441 million.

The position in other cash and cash equivalents generated by the Company are invested in highly liquid mutual funds with an AAA risk rating.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	75

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 5	Financial risk management, continued

5.2.7	Liquidity risk, continued

	Nature of undiscounted cash flows
As of September 30, 2018	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	70.86	2.64	81.97	-	84.61
Unsecured obligations	1,168.53	58.45	828.26	546.03	1,432.74
Subtotal	1,239.39	61.09	910.23	546.03	1,517.35
Other derivative financial liabilities
Hedging liabilities	(37.90)	(12.05)	4.45	23.27	15.67
Derivative financial instruments	(4.76)	(4.76)	-	-	(4.76)
Subtotal	(42.66)	(16.81)	4.45	23.27	10.91
Total	1,196.73	44.28	914.68	569.30	1,528.26

	Nature of undiscounted cash flows
As of December 31, 2017	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
(in millions of US$)
Other non-derivative financial liabilities
Bank borrowings	163.57	164.78	-	-	164.78
Unsecured obligations	1,054.89	47.45	522.52	751.67	1,321.64
Subtotal	1,218.46	212.23	522.52	751.67	1,486.42
Other derivative financial liabilities
Hedging liabilities	28.38	37.01	(9.51)	(18.36)	9.14
Derivative financial instruments	0.80	0.80	-	-	0.80
Subtotal	29.18	37.81	(9.51)	(18.36)	9.94
Total	1,247.64	250.04	513.01	733.31	1,496.36

5.3	Risk measurement

The Company has methods to measure the effectiveness and efficiency of financial risk hedging strategies, both prospectively and retrospectively. These methods are consistent with the risk management profile of the Group.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	76

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 6	Background of companies included in consolidation

6.1	Parent’s stand-alone assets and liabilities

	9/30/2018	12/31/2017
	ThUS$	ThUS$

Assets	3,863,707	3,658,528
Liabilities	(1,777,712)	(1,470,707)
Equity	2,085,995	2,187,821

6.2	Parent entity

As provided in the Company’s by-laws, no shareholder can concentrate more than 32% of the Company’s voting right shares and therefore there is no controlling entity.

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda,, collectively the Pampa Group, are the owners of a number of shares that as of September 30, 2018 are equivalent to 32% of the current total amount of issued, subscribed and fully-paid shares in the Company.

Other than the Pampa Group, to date no persons directly, or through other individuals or legal entities, control at least 25% of the Company’s voting right shares. The Pampa Group does not qualify for the exception in letter b) of article 99 of Law No. 18,045 on Securities Markets (the “Securities Market Law”).

As a result, based on articles 97 and 99 of the Securities Market Law, the Pampa Group is considered the Company's controller. Notwithstanding, and pursuant to letter c) of article 99 of the Securities Market Law, the Financial Market Commission (“CMF”) may determine that the Pampa Group is not the Company’s controller based on the distribution and dispersion of the Company’s ownership. The Company has requested a declaration from the CMF on the matter, which has not yet been issued.

The Company’s second largest shareholder is Nutrien Ltd., a Canadian company with 23.77% of the current total amount of issued, subscribed and fully-paid shares in the Company. All of its shares are series A shares, giving it 48.80% of the shares of that series. Therefore, and considering the restrictions in the Bylaws, both the Pampa Group and Nutrien can elect the same number of directors (i.e. three each) of a total of eight directors on the Company's board.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	77

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 7	Board of Directors, Senior Management And Key management personnel

7.1	Board of Directors and Senior Management

1)	Board of directors

SQM S.A. is managed by a Board of Directors which is composed of 8 regular directors, 2 of whom are independent directors, who are elected for a three-year period. The present Board of Directors was elected by the shareholders at the Ordinary Shareholders' Meeting of April 27, 2018.

As of September 30, 2018, the Company has the following Committees:

-	Directors’ Committee: This committee comprises Hernán Büchi Buc, Laurence Golbome Riveros and Alberto Salas Muñoz and fulfills the functions established in Article 50 bis of Chilean Law no. 18.046 on publicly-held corporations.

-	The Company’s Health, Safety and Environmental Matters Committee: This committee comprises Arnfinn F. Prugger, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.

-	Corporate Governance Committee: The members of this committee are Darryl Stann, Hernán Büchi Buc and Mark F. Fracchia.

During the periods covered by these financial statements, there are no pending balances receivable and payable between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. In addition, there were no transactions conducted between the Company, its directors or members of Senior Management.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	78

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

2)	Directors’ Compensation

Directors’ compensation is detailed as follows:

a)	The payment of a fixed, gross and monthly amount of four hundred UF in favor of the Chairman of the Board of Directors of SQM S.A. and of 350 UF in favor of the remaining seven Directors of SQM S.A. and regardless of the number of Board of Directors’ Meetings held or not held during the related month.

b)	A payment in domestic currency in favor of the Chairman of the Company’s Board of Directors consisting of a variable and gross amount equivalent to 0.12% of profit for the period effectively earned by the Company during the 2018 fiscal year.

c)	A payment in domestic currency in favor of each Company’s directors excluding the Chairman of the Board, consisting of a variable and gross amount equivalent to 0.06% of profit for the period effectively earned by the Company during the 2018 fiscal year.

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2018.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable, The amounts reflected in or referred to in U.S. dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2018 fiscal year is paid,

f)	Therefore, the remunerations and profit sharing paid to members of the Board of Directors and Audit Committee as of September 30, 2018, amount to ThUS$3,472, and as of September 30, 2017 to ThUS$2,790 (ThUS$ 3,231 as of December 31, 2017).

3)	Directors’ Committee

The remuneration of the Directors Committee comprises:

a)	The payment of a fixed, gross and monthly amount of UF 113 in favor of each of the 3 directors that are members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.

b)	The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit that the Company effectively obtains during the 2018 fiscal year.

c)	Approval of a budget for operating costs for the Directors’ Committee equal to the total of their joint annual remunerations plus ThUS$825.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	79

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

d)	The fixed and variable amounts indicated above cannot be altered and those expressed in percentages will be paid after the related General Shareholders’ Meeting of SQM S.A. approves the Balance Sheet, Financial Statements, Annual Report, the Account Inspectors’ Report and Independent Auditor’s Report of SQM S.A. for the commercial year ended December 31, 2018.

e)	The amounts expressed in UF will be paid in accordance with the value determined by the Chilean Superintendence of Banks and Financial Institutions (SBIF), the Central Bank of Chile (Banco Central de Chile) or another relevant institution replacing them during the last day of the calendar year applicable. The amounts reflected in or referred to in U,S, dollars will be converted to Chilean pesos and paid in Chilean pesos in accordance with the exchange rate in force when the dividend for the 2018 fiscal year is paid.

4)	Health, Safety and Environmental Matters Committee:

The remuneration for this committee is composed of the payment of a fixed, gross and monthly amount of UF 50 for each of the 3 Directors on the committee, regardless of the number of meetings it has held.

5)	Corporate Governance Committee

The remuneration for this committee is composed of the payment of a fixed, gross, monthly amount of UF 50 for each of the 3 Directors on the committee regardless of the number of meetings it has held.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	80

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 7	Board of Directors, Senior Management And Key management personnel (continued)

7.1	Board of Directors and Senior Management, continued

6)	No guarantees have been constituted in favor of the directors.

7)	Senior management compensation:

a)	As of September 30, 2018, the global compensation paid to the 123 main executives amounts to ThUS$22,474 the global compensation paid to the 113 main executives as of September 30, 2017 amounted to ThUS$22,067 and the global compensation paid to the 115 main executives as of December 31, 2017 amounted to ThUS$27,367. This includes monthly fixed salary and variable performance bonuses.

b)	SQM S.A. has an annual bonus plan based on goal achievement and individual contribution to the Company’s results, These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.

c)	The Company also has retention bonuses for its executives, The value of these bonuses is linked to the Company's stock price and is payable in cash during the first quarter of 2021 (see Note 18.6).

8)	No guarantees have been constituted in favor of the Company’s management.

9)	The Company’s Managers and Directors do not receive or have not received any benefit during the period ended September 30, 2018 and the year ended December 31, 2017 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.

7.2	Key management personnel compensation

As of September 30, 2018, there are 123 people occupying key management personnel posts (there were 115 as of December 31, 2017).

	9/30/2018	12/31/2017
	ThUS$	ThUS$

Key management personnel compensation (1)	22,474	27,367

(1)	Corresponds to a number of executives (see Note 7.1 7) a).
El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	81

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests

8.1	Background on companies included in consolidation

The following tables detail general information as of September 30, 2018 and December 31, 2017, on the companies in which the group exercises control and significant influence:

			Country of		Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Functional Currency	Direct	Indirect	Total

SQM Nitratos S.A.	96.592.190-7	El Trovador 4285 Las Condes	Chile	US dollar	99.9999	0.0001	100.0000
Proinsa Ltda.	78.053.910-0	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.5800	60.5800
SQMC Internacional Ltda.	86.630.200-6	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.6381	60.6381
SQM Potasio S.A.	96.651.060-9	El Trovador 4285 Las Condes	Chile	US dollar	99.9999	-	99.9999
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	US dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Anibal Pinto 3228, Antofagasta	Chile	Chilean peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Fri 4900, Santiago	Chile	US dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285 Las Condes	Chile	Chilean peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285 Las Condes	Chile	US dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285 Las Condes	Chile	US dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285 Las Condes	Chile	US dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Anibal Pinto 3228, Antofagasta	Chile	Chilean peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285 Las Condes	Chile	US dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (*)	76.064.419-6	El Trovador 4285 Las Condes	Chile	Chilean peso	-	42.4468	42.4468
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285 Las Condes	Chile	US dollar	-	60.6383	60.6383
Agrorama S.A.	76.145.229-0	El Trovador 4285 Las Condes	Chile	Chilean peso	-	60.6377	60.6377
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131 Las Condes	Chile	US dollar	51.0000	-	51.0000
Orcoma SPA	76.360.575-2	Apoquindo 3721 OF 131 Las Condes	Chile	US dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	US dollar	-	100.0000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US dollar	-	100.0000	100.0000
Nitrate Corporation of Chile Ltd.	Foreign	1 More London Place London SE1 2AF	United Kingdom	US dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	0.0002	99.9998	100.0000
SQM Perú S.A.	Foreign	Avenida Camino Real N° 348 of. 702, San Isidro, Lima	Peru	US dollar	0.9800	99.0200	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	US dollar	0.0040	99.9960	100.0000

(*) SQM controls Soquimich Comercial, which in turn controls Comercial Agrorama Ltda. SQM has management control over Comercial Agrorama Ltda.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	82

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.1	Background on companies included in consolidation, continued

			Country of		Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Functional Currency	Direct	Indirect	Total

SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	US dollar	1.0900	98.9100	100.0000
SQI Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	0.0159	99.9841	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	US dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	US dollar	0.1597	99.8403	100.0000
SQM Europe N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US dollar	0.5800	99.4200	100.0000
SQM Italia SRL	Foreign	Via A. Meucci, 5 500 15 Grassina Firenze	Italy	US dollar	-	100.0000	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	US dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	US dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	US dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	US dollar	-	100.0000	100.0000
Soquimich SRL Argentina	Foreign	Espejo 65 Oficina 6 – 5500 Mendoza	Argentina	US dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A.	Foreign	Edificio Plaza Bancomer Calle 50	Panama	US dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	US dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco Mexico	Mexico	US dollar	-	100.0000	100.0000
SQM Australia PTY	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Australian dollar	-	100.0000	100.0000
SACAL S.A.	Foreign	Av. Leandro N. Alem 882, piso 13 Buenos Aires	Argentina	Argentine peso	-	100.0000	100.0000
El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	83

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.1	Background on companies included in consolidation, continued

			Country of		Ownership Interest
Subsidiaries	TAX ID No.	Address	Incorporation	Functional Currency	Direct	Indirect	Total

Soquimich European Holding B.V.	Foreign	Loacalellikade 1 Parnassustoren 1076 AZ Amsterdan	Holland	US dollar	-	100.0000	100.0000
SQM Iberian S.A	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	US dollar	-	100.0000	100.0000
SQM Africa Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	US dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	US dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	US dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	US dollar	-	99.996	99.996
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	US dollar	-	100.0000	100.0000
SQM International N.V.	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	US dollar	0.5800	99.4200	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 4703-33, 47F, No.300 Middle Huaihai Road, Huangpu district, Shanghai	China	US dollar	-	100.0000	100.0000

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	84

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries

9/30/2018
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	488,841	37,397	444,972	1,550	120,912	22,761	22,807
Proinsa Ltda.	55	-	-	-	-	-	-
SQMC Internacional Ltda.	203	-	-	-	-	(1)	(1)
SQM Potasio S.A.	320,159	1,099,880	113,527	22,899	2.499	199,234	198,712
Serv. Integrales de Tránsito y Transf. S.A.	55,289	36,435	83,401	1,905	27,115	801	794
Isapre Norte Grande Ltda.	542	793	562	149	2,681	13	(42)
Ajay SQM Chile S.A.	17,992	1,272	1,049	413	24,317	1,747	1,747
Almacenes y Depósitos Ltda.	278	48	1	-	-	(7)	(87)
SQM Salar S.A.	854,859	833,271	419,163	188,485	767,747	243,770	243,131
SQM Industrial S.A.	1,171,814	682,681	760,375	85,548	611,037	82,284	82,437
Exploraciones Mineras S.A.	542	31,808	6,425	-	-	(100)	(100)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	303	598	457	301	1,775	12	(13)
Soquimich Comercial S.A.	161,238	14,345	64,293	5,918	89,887	121	101
Comercial Agrorama Ltda.	5,875	1,682	8,737	34	5,972	(647)	(648)
Comercial Hydro S.A.	5,006	34	30	2	19	96	96
Agrorama S.A.	7,736	615	12,191	60	5,633	(1,067)	(1,047)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	296	4,411	58	-	-	2	2
SQM MaG SpA	221	133	266	-	179	77	77
SQM North America Corp.	125,475	16,660	114,790	4	209,360	4,004	4,823
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	33	-	-	(19)	(19)
Nitratos Naturais do Chile Ltda.	25	136	3,307	-	-	163	163
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	7,696	145,893	3,583	-	-	28,511	28,585
SQM Perú S.A.	178	-	1,166	-	-	(92)	(92)
SQM Ecuador S.A.	19,295	125	16,689	79	25,126	590	590
SQM Brasil Ltda.	131	-	638	2,229	126	85	85
SQI Corporation N.V.	56	31	70	-	-	(7)	(7)
SQMC Holding Corporation L.L.P.	26,390	16,444	1,611	-	-	3,694	3,694
SQM Japan Co. Ltd.	59,759	338	57,806	168	132,718	(216)	(216)
subtotal	3,340,485	2,927,390	2,115,,214	309,744	2,027,103	585,809	585,572

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	85

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

9/30/2018
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	396,747	2,095	329,446	-	731,501	21,311	21,311
SQM Italia SRL	1,194	-	15	-	-	-	-
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	157	145	39	-	-	(1)	(1)
SQM Virginia LLC	14,807	14,349	14,807	-	-	-	-
SQM Comercial de México S.A. de C.V.	101,046	2,830	70,769	-	150,509	2,160	2,160
SQM Investment Corporation N.V.	52,365	86	13,131	944	-	(527)	(527)
Royal Seed Trading Corporation A.V.V.	31,085	-	49,808	-	-	56	56
SQM Lithium Specialties LLP	15,755	3	1,264	-	-	-	-
Soquimich SRL Argentina	78	-	161	-	-	(78)	(78)
Comercial Caimán Internacional S.A.	261	-	1,122	-	-	(1)	(1)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	307	94	568	173	2,077	(1)	(1)
SQM Nitratos México S.A. de C.V.	89	11	62	10	550	11	11
Soquimich European Holding B.V.	43,983	162,147	71,209	(215)	-	32,435	32,509
SQM Iberian S.A.	76,550	1,806	66,468	-	112,561	1,825	1,825
SQM Africa Pty Ltd.	64,799	1,487	52,919	-	87,304	5,526	5,526
SQM Oceanía Pty Ltd.	5,491	-	3,399	-	1,637	(26)	(26)
SQM Beijing Commercial Co. Ltd.	14,046	10	12,430	-	8,748	(687)	(687)
SQM Thailand Limited	16,651	7	13,371	-	6,779	298	298
298SQM Colombia SAS	4,377	150	3,992	-	2,655	(613)	(613)
SQM Australia Pty	2,668	24,908	3,462	-	-	179	179
Sacal S.A.	2	-	-	-	-	-	-
SQM Internacional	1,647	546	984	-	-	(6,822)	(6,822)
SQM Shangai Chemicals Co. Ltd.	4,234	36	2,563	-	1,969	(793)	(793)
Subtotal	848,687	210,716	712,103	912	1,106,290	54,252	54,326
Total	4,189,172	3,138,106	2,827,317	310,656	3,133,393	640,061	639,898
El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	86

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

12/31/2017
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Nitratos S.A.	353,821	39,144	324,738	4,489	100,626	5,569	5,607
Proinsa Ltda.	59	1	-	-	-	(3)	(3)
SQMC Internacional Ltda.	219	-	-	-	-	(3)	(3)
SQM Potasio S.A.	243,513	951,448	85,279	23,092	4,129	282,442	282,874
Serv. Integrales de Tránsito y Transf. S.A.	27,822	36,606	57,208	1,596	35,210	1,727	1,712
Isapre Norte Grande Ltda.	561	834	590	147	1,952	44	65
Ajay SQM Chile S.A.	17,048	1,143	779	459	23,732	2,088	2,088
Almacenes y Depósitos Ltda.	301	50	1	-	-	(7)	83
SQM Salar S.A.	760,900	785,082	449,049	186,451	985,654	347,790	348,313
SQM Industrial S.A.	982,835	666,097	618,289	94,135	685,294	48,988	49,011
Exploraciones Mineras S.A.	540	31,691	6,206	-	-	(55)	(55)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	372	624	551	353	887	43	27
Soquimich Comercial S.A.	159,943	14,395	46,180	4,632	117,745	254	277
Comercial Agrorama Ltda.	9,977	1,852	12,388	54	13,061	(1,342)	(1,341)
Comercial Hydro S.A.	4,944	41	63	11	30	140	140
Agrorama S.A.	11,343	625	14,956	78	14,275	(2,041)	(2,059)
Orcoma SpA	-	2,360	14	-	-	-	-
Orcoma Estudio SpA	341	4,356	50	-	-	-	-
SQM MaG SPA	10	-	-	-	-	-	-
SQM North America Corp.	131,452	15,442	162,180	782	250,522	(1,384)	(1,652)
RS Agro Chemical Trading Corporation A.V.V.	5,164	-	23	-	-	(30)	(30)
Nitratos Naturais do Chile Ltda.	-	141	3,451	-	-	(111)	(111)
Nitrate Corporation of Chile Ltd.	5,076	-	-	-	-	-	-
SQM Corporation N.V.	668	133,876	3,575	-	-	21,089	21,065
SQM Perú S.A.	270	-	1,166	-	-	24	24
SQM Ecuador S.A.	21,642	116	19,651	80	26,025	622	622
SQM Brasil Ltda.	187	-	663	2,345	336	(42)	(42)
SQI Corporation N.V.	16	26	61	-	-	(1)	(1)
SQMC Holding Corporation L.L.P.	24,600	15,193	1,000	-	-	2,263	2,263
SQM Japan Co. Ltd.	43,656	302	40,992	626	114,006	(2,168)	(2,168)
Subtotal	2,807,280	2,701,445	1,849,103	319,330	2,373,484	705,896	706,706

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	87

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.2	Assets, liabilities, results of consolidated subsidiaries, continued

12/31/2017
	Assets		Liabilities				Comprehensive income
Subsidiary	Current	Non-current	Current	Non-current	Revenue	Profit (loss)	(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Europe N.V.	399,601	2,599	339,910	-	923,087	11,097	11,097
SQM Italia SRL	1,236	-	16	-	-	(3)	(3)
SQM Indonesia S.A.	4	-	1	-	-	-	-
North American Trading Company	158	145	39	-	-	-	-
SQM Virginia LLC	14,807	14,348	14,807	-	-	(8)	(8)
SQM Comercial de México S.A. de C.V.	92,961	2,288	64,318	-	193,523	4,381	4,381
SQM Investment Corporation N.V.	52,639	86	12,955	866	-	(7,198)	(7,198)
Royal Seed Trading Corporation A.V.V.	31,040	-	49,818	-	-	2,348	2,348
SQM Lithium Specialties LLP	15,755	3	1,264	-	-	(8)	(8)
Soquimich SRL Argentina	168	-	173	-	-	(37)	(37)
Comercial Caimán Internacional S.A.	262	-	1,122	-	-	3	3
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	162	86	531	58	2,813	47	47
SQM Nitratos México S.A. de C.V.	49	8	30	7	301	6	6
Soquimich European Holding B.V.	53,664	137,393	71,761	1,493	-	18,476	18,452
SQM Iberian S.A.	57,241	1,720	48,891	-	175,936	119	119
SQM Africa Pty Ltd.	76,888	1,514	70,561	-	101,152	1,135	1,135
SQM Oceanía Pty Ltd.	4,151	-	2,033	-	2,045	301	301
SQM Agro India Pvt. Ltd.	-	-	-	-	-	-	-
SQM Beijing Commercial Co. Ltd.	8,804	16	6,518	-	3,691	151	151
SQM Thailand Limited	12,113	5	9,128	-	5,694	43	43
SQM Colombia SAS	278	131	33	-	-	(271)	(271)
SQM Australia Pty	25,654	24,800	-	-	-	-	-
Sacal S.A.	6	-	-	-	-	-	-
Subtotal	847,986	185,148	694,023	2,424	1,408,242	30,582	30,558
Total	3,655,266	2,886,593	2,543,126	321,754	3,781,726	736,478	737,264

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	88

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.3	Detail of transactions between consolidated companies

a)	Transactions conducted in 2018

On January 30, 2018, in SQM North America there was a capital increase of ThUS$36,251. All partners met this increase, maintaining share percentages.

On February 27, 2018, a capital contribution of ThUS$2,500 was made to SQM (Shanghai) Chemicals Co. Ltd. This company is a wholly-owned subsidiary of SQM Industrial S.A.

On March 28, 2018, in SQI Corporation N,V, there was a capital increase of ThUS$40. All partners met this increase, maintaining share percentages.

As of September 30, 2018, a total of ThUS$1,282 has been paid on the capital increase in SQM Colombia SAS subscribed during 2017 by SQM Industrial S.A. The transaction had no effect on consolidated earnings.

On August 1, 2018, the company Western Australia Lithium Pty changed its corporate name to Covalent Lithium Pty Ltd., maintaining all share percentages.

b)	Transactions conducted in 2017

On January 1, 2017, the subsidiary SQM Iberian S.A. absorbed the joint venture SQM Vitas Spain.

On January 10, 2017, SQM Japan Co, Ltd, carried out a capital increase of ThUS$8,676, Only Soquimich European Holding B,V, subscribed shares, thereby increasing its interest from 46.24% to 84.03% and reducing the interest held by SQM S.A. from 0.54% to 0.16% and by SQM Potasio S.A. from 53.22% to 15.81%, This had no impact on the consolidated results of SQM S.A., which continues to hold 100% of SQM Japan Co, Ltd, in its consolidated statement of financial position.

On February 10, 2017, the subsidiary Compañía Minera Arfwedson SpA was created in Chile with a capital contribution from SQM S.A. equivalent to ThUS$10 for a 100% interest, On August 29, 2017, the company's name was changed to "SQM MAG SpA". The transaction had no impact on the Company's consolidated results.

On April 19, 2017, the subsidiary SACAL S.A. was incorporated with capital of ThUS$7. The company is owned by SQM Potasio S.A. (95%) and SQM Industrial S.A. (5%), The transaction had no impact on the Company's consolidated results.

On May 4, 2017 SQI Corporation NV carried out a capital increase of ThUS$15.7, which belongs to SQM S.A. (with a share of 0.01587%) and SQM Potasio S.A. (with a share of 99.98413%)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	89

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation (continued)

8.3	Detail of transactions between consolidated companies, continued

b)	Transactions conducted in 2017, continued

On July 31, 2017, SQM Trading was legally formed, A capital of ThUS$3,080 was recorded as of June 30, 2018. The subsidiary is owned by the Company (0.58%) and Soquimich European Holding (99.42%), The transaction had no impact on the Company's consolidated results, Subsequent to its creation, this company changed its name to SQM International N.V.

SQM International N,V, (previously SQM Trading N,V,) was incorporated on July 31, 2017, born from the partial separation of SQM Europe N.V. into SQM Europe N.V. and SQM International N.V., both of which retained the same ownership structure as before, For tax purposes in Belgium, this separation was made effective retroactively as of January 1, 2017. In the annual accounts for 2017 to be presented in 2018 to the local authorities in Belgium, the statement of financial position and transactions are separated as of the effective date. The effects of this corporation are considered in the consolidated financial statements as of June 30, 2018.

During July 2017, the subsidiary SQM Agro India Private Limited was closed, The transaction had no impact on the Company's consolidated results.

On August 14, 2017, SQM Colombia SAS agreed to carry out a capital increase of ThUS$1,814.64, which was subscribed by its owner SQM Industrial S.A., To date, it has paid ThUS$641.The transaction had no impact on the Company's consolidated results.

On August 29, 2017, Compañía Minera Arfwedson SpA, changed its name to SQM MaG SpA.

On August 31, 2017, the subsidiary SQM Australia Pty Ltd, was created with initial capital of ThUS$7,000 (ThAUD8,729),This subsidiary is fully owned (100%) by SQM Potasio S.A. The functional currency of SQM Australia Pty Ltd, is the Australian dollar (AUD). Later, on December 14 of the same year, additional capital of ThUS$18,500 (AUD 24,105.5) was invested. These transactions had no impact on the Company's consolidated results.

On November 27, 2017, the corporation ACN 623 090 139 was created in Australia, It later changed its corporate name to Western Australia Lithium pty with a capital of 10 Australian dollars. The corporation is owned by SQM Australia Pty Ltd (50%) and non-related third parties (50%).

On December 26, 2017, the company SQM (Shanghai) Chemicals Co. Ltd. was legally formed, No capital contributions had been recorded as of December 31, 2018.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 8	Background on companies included in consolidation and non-controlling interests (continued)

8.4	Background on non-controlling interests

	% of interests in the ownership held by non- controlling interests,	Profit (loss) attributable to non-controlling interests		Equity, non-controlling interests		Dividends paid to non- controlling interests
Subsidiary		9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Proinsa Ltda.	0.1%	-	-	-	-	-	-
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49%	856	1,023	8,723	8,306	440	989
SQM Indonesia S.A.	20%	-	-	-	1	-	-
Soquimich Comercial S.A.	39.3616784%	48	100	41,476	49,247	7,908	1,264
Comercial Agrorama Ltda.	30%	(194)	(403)	(364)	(184)	-	-
Agrorama S.A.	0.001%	-	-	-	-	-	-
Orcoma Estudios SPA	49%	-	-	2,278	2,277	-	-
SQM (Thailand) Limited.	0.004%	1	-	-	-	-	-
Total		711	720	52,113	59,647	8,348	2,253

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 9	Equity-accounted investees

9.1	Investments in associates recognized according to the equity method of accounting

As of September 30, 2018 and December 31, 2017, in accordance with criteria established in Note 3.19, investment in associates recognized according to the equity method of accounting and joint ventures are as follows:

	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
Associates	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	10,587	15,936	326	1,483	-	(1)	326	1,482
Doktor Tarsa Tarim Sanayi AS	20,904	21,788	7,886	6,427	(8,854)	(2,184)	(968)	4,243
Ajay North America	15,545	14,432	3,356	3,677	-	-	3,356	3,677
Ajay Europe SARL	7,665	8,144	977	1,049	(305)	1,104	672	2,153
Charlee SQM Thailand Co. Ltd.	2,141	2,301	316	393	(11)	166	305	559
SQM Eastmed Turkey.	184	-	237	(25)	(6)	(6)	231	(31)
Kore Potash Ltd.	23,000	20,000	-	-	-	-	-	-
Total	80,026	82,601	13,098	13,004	(9,176)	(921)	3,922	12,083

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 9	Equity-accounted investees (continued)

9.1	Investments in associates recognized according to the equity method of accounting, continued

	Description of the nature of the		Country of	Share of ownership in	Dividends received
Associate	relationship	Domicile	incorporation	associates	9/30/2018	12/31/2017
					ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	United Arab Emirates	37%	5,641	-
Doktor Tarsa Tarim Sanayi AS	Distribution and commercialization of specialty plant nutrients in Turkey.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Ajay North America	Production and distribution of iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States	49%	2,105	1,123
Ajay Europe SARL	Production and commercialization of iodine derivatives.	Z,I, du Grand Verger BP 227 53602 Evron Cedex	France	50%	811	968
SQM Eastmed Turkey	Production and commercialization of specialty products.	Organize Sanayi Bolgesi, Ikinci Kisim, 22 cadde TR07100 Antalya	Turkey	50%	-	-
Charlee SQM Thailand Co. Ltd.	Distribution and commercialization of specialty plant nutrients.	31 Soi 138 (Meesuk) LLapdrawrd, Bangkapi, 10240 Bangkok	Thailand	40%	362	-
Kore Potash Ltd.	Prospecting, exploration and mining development.	L 3 88 William St Perth, was 6000	Australia	17,52%	-	-
Total					8,919	2,091
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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 9	Equity-accounted investees (continued)

9.1	Investments in associates recognized according to the equity method of accounting, continued

The companies described in the table below are related parties of the following associates:

(1)	Doktor Tarsa Tarim Sanayi AS

(2)	Terra Tarsa B.V

(3)	Abu Dhabi Fertilizer Industries WWL

	Description of the nature of the relationship	Domicile	Country of incorporation	Share of ownership in associates	Dividends received
Terra Tarsa B,V, (1)	Distribution and trading of specialty plant nutrients,	Herikerbergweg 238, Luna Arena, 1101CM Amsterdam PO Box 23393, 1100DW Amsterdam Zuidoost	Holland	50%	-	-
Plantacote N,V, (1)	Sale of CRF and production and sales of WSNPK	Houtdok-Noordkaai 25a, 2030 Antwerpen, Belgium	Belgium	100%	-	-
Doktolab Tarim Arastima San, Tic As (1)	Laboratory services	27, Cd, No:2, 07190 Aosb 2, Kısım/Döşemealtı, Antalya, Turkey	Turkey	100%	-	-
Terra Tarsa Ukraine LLC (2)	Distribution and trading of specialty plant nutrients,	74800 Ukraine, Kakhovka, 4 Yuzhnaya Str,	Ukraine	100%	-	-
Terra Tarsa Don LLC (2	Distribution and sale of specialty fertilizers	Zorge Street, house 17, 344090, Rostov-on-Don	Russian Federation	100%	-	-
Abu Dhabi Fertilizer Industries WWL	Distribution and trading of specialty plant nutrients, in the Middle East	P.O Box148, code 315 Suwaiq, Sultanate of Oman	Oman	70%	-	-
Internacional Technical and Trading Agenies Co. WLL	Distribution and trading of specialty plant nutrients, in the Middle East	P.O Box: 950918 Amman 11195	Jordania	50%	-	-
Total					-	-

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 9	Equity-accounted investees (continued)

9.2	Assets, liabilities, revenue and expenses of associates

9/30/2018
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	30,426	2,000	3,814	-	21,857	880	(1)	879
Doktor Tarsa Tarim Sanayi AS	84,034	11,660	51,225	2,662	52,140	15,772	(17,707)	(1,935)
Ajay North America	22,351	12,683	3,309	-	30,728	6,849		6,849
Ajay Europe SARL	21,119	1,264	7,053	-	29,855	1,954	(610)	1,344
Charlee SQM Thailand C. Ltd.	10,519	811	5,719	259	11,522	791	(28)	763
SQM Eastmed Turkey	2,466	2,190	2,831	1,456	2,266	473	(11)	462
Total	170,915	30,608	73,951	4,377	148,368	26,719	(18,357)	8,362

12/31/2017
						Gain (loss) from	Other
	Assets		Liabilities			continuing	comprehensive	Comprehensive
	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Abu Dhabi Fertilizer Industries WWL	44,801	2,032	3,764	-	35,131	4,008	(4)	4,004
Doktor Tarsa Tarim Sanayi AS	81,057	10,731	36,960	11,251	75,269	12,854	(4,367)	8,487
Ajay North America	19,426	12,498	2,470	-	36,185	7,505	-	7,505
Ajay Europe SARL	23,555	1,266	8,534	-	32,310	2,098	2,208	4,306
Charlee SQM Thailand Co. Ltd.	8,585	712	3,292	255	13,618	981	414	1,395
SQM Eastmed Turkey	3,981	2,671	4,487	2,260	2,389	(49)	(12)	(61)
Total	181,405	29,910	59,507	13,766	194,902	27,397	(1,761)	25,636

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 9	Investment in Associates (continued)

9.3	Other information

The Company has no participation in unrecognized losses in investments in associates.

The Company has no investments that are not accounted for according to the equity method.

The equity method was applied to the Statement of Financial Position as of September 30, 2018 and December 31, 2017.

The basis of preparation of the financial information of associates corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

9.4	Disclosures on interest in associates

a) Transactions conducted in 2018:

During the first quarter, SQM S.A. increased its capital in Kore Potash Ltd, by ThUS$ 3,000.

In March 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 10,890. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In March 2018 the company Ajay North America paid dividends of ThUS$ 1,432.

In June 2018, the associate company Doktor Tarsa Tarim, made a capital increase of 86 million Turkish Lira (ThUS$ 18,753), which was generated by the reclassification of retained earnings.

In June 2018 the company Abu Dhabi Fertilizer Industries WLL paid dividends of ThUS$ 4,348. 50% of the distributed dividend was charged to retained earnings subsequent to 2014, in line with the Company’s statutes that establish that 37% of the distributed dividend corresponds to SQM. The remaining 50% was charged to retained earnings generated between 2004 and 2014, in line with the Company’s statutes that establish that 50% of the distributed dividend corresponds to SQM.

In June 2018 the company Ajay North America paid dividends of ThUS$ 1,432.

In June 2018 the company Ajay North Europe SARL paid dividends of ThUS$ 1,622.

In June 2018 the company Charlee SQM Thailand Co. Ltd. paid dividends of ThUS$ 906.

In September 2018, the company Ajay North America paid dividends of ThUS$ 1,432.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 9	Investment in Associates (continued)

9.4	Disclosures on interest in associates, continued

b)	Transactions conducted in 2017:

As of December 31, 2017, a capital increase was registered for Plantacote N,V, in a sum of ThUS$4,208 (equivalent to Th€3,500), which is 100% owned by the associate company Doktor Tarsa Tarim, The functional currency of Plantacote N.V, is the Euro. The contribution was made under the heading “Subordinated loan from Dr, Tarsa”, This contribution had no impact on the Company's consolidated results.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	97

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 10	Joint Ventures

10.1	Policy for the accounting of equity accounted investment in joint ventures

The method for recognizing joint ventures is that in which participation is initially recorded at cost, and subsequently adjusted, considering changes after the acquisition in the portion of the entity’s net assets that correspond to the investor. Profit or loss for the period will include the portion of the entity’s entire profit or loss that correspond to the investor. For these joint ventures there is no quoted market price to measure these investments.

There are no significant restrictions on these joint ventures for the transfer of funds as payment of dividends or others.

At the date of issuance of these financial statements, SQM is not aware of the existence of any significant contingent liabilities associated with the partnerships in joint ventures.

10.2	Disclosures of interest in joint ventures

a)	Operations conducted in 2018

During the first quarter of 2018, Minera Exar S.A. increased its capital by ThUS$13,000. The entity is a joint venture and contributions were made on January 25, 2018 (ThUS$6,000) and February 14, 2018 (ThUS$7,000) by SQM Potasio S.A. and Lithium Americas Corporation (LAC). Both partners share 50% ownership of the respective company, each contributing the same share in these capital increases.

On March 14, 2018, the company SQM Vitas Plantacote B.V. was closed.

As of the date of the presentation of these financial statements, Minera Exar S.A. has changed its functional currency from the Argentine peso to the United States dollar.

In April 2018, Minera Exar made a new capital increase of ThUS$7,000, which was contributed in equal parts by its partners.

On May 15, 2018, the subsidiary Soquimich European Holdings BV, signed a joint venture agreement with PAVONI & C., SpA in Italy. Euros 5.5 million were paid for a 50% share, generating a lower value of EUR2,602,180. The functional currency of the joint venture is the Euro.

As of September 30, 2018, the investments in Minera Exar S.A. and Sichuan SQM Migao Chemical Fertilizers Co Ltda. are presented in the item Non-current assets or groups of assets classified as held for sale, as mentioned in Note 33.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 10	Joint Ventures

10.2	Disclosures of interest in joint ventures, continued

As of September 30, 2018, the conditions were met to recognize Covalent Lithium Pty Ltd. as a separate joint venture. In prior periods, the financial statements of that company were included in those of SQM Australia Pty.

As of September 30, 2018, the investment in Pavoni & C., SpA includes goodwill generated from the purchase of this joint venture of ThUS$3,206.

b)	Operations conducted in 2017

On June 30, 2017, SQM Potasio S.A. recognized the goodwill value generated by the acquisition of 50% of the joint venture Minera Exar S.A. in the amount ThUS$6,205.

On October 6, 2017, a capital contribution of ThUS$13,300 (ThARS230,422,5) was made in mining company EXAR S.A., which is 50% owned by the subsidiary SQM Potasio S.A. The functional currency of EXAR S.A. is the Argentine peso (ARS). This contribution had no impact on the Company's consolidated results.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting

			Country of	Share of interest	Dividends received
Joint venture	Description of the nature of the relationship	Domicile	incorporation	in ownership	9/30/2018	12/31/2017
					ThUS$	ThUS$
Sichuan SQM Migao Chemical Fertilizers Co. Ltda. (1)	Production and distribution of soluble fertilizers,	Huangjing Road, Dawan Town, Qingbaijiang District, Chengdu Municipality, Sichuan Province	China	50%	-	-
Coromandel SQM India	Production and distribution of potassium nitrate,	1-2-10, Sardar Patel Road, Secunderabad – 500003 Andhra Pradesh	India	50%	-	-
SQM Vitas Fzco.	Production and commercialization of specialty plant and animal nutrition and industrial hygiene,	Jebel ALI Free Zone P,O, Box 18222, Dubai	United Arab Emirates	50%	-	-
SQM Star Qingdao Corp Nutrition, Co. Ltd.	Production and distribution of nutrient plant solutions with specialties NPK soluble	Longquan Town, Jimo City, Qingdao Municipality, Shangdong Province	China	50%	-	-
SQM Vitas Holland B.V	Without information	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-
Minera Exar S.A.(1)	Exploration and exploitation of minerals, processing and trading of such minerals	Dr, Sabín 1082 Ciudad de Nieva – San Salvador de Jujuy- Jujuy- República Argentina	Argentina	50%	-	-
Pavoni & C.,Spa	Production of specialized fertilizers and other products for distribution in Italy and other countries	Corso Italia 172, 95129 Catania (CT), Sicily	Italy	50%	-	-
Covalent Lithium Pty Ltd.	development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine	L18, 109 St. Georges Tce Perth WA 6000 PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-

(1)	September 30, 2018, these joint ventures are classified as Non-current assets or groups of assets classified as held for sale. See Note 33.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued

The companies described in the following table are related to the following joint ventures:

(1)	SQM Vitas Fzco.
(2)	Pavoni & C Spa.
(3)	SQM Vitas Holland B.V.

		Domicile	Country of incorporation	Share of interest in ownership	Dividends received
SQM Vitas Brazil Agroindustria (1)	Production and commercialization of specialty plant and animal nutrition and industrial hygiene,	Via Cndeias, Km, 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia,	Brazil	49.99%	-	-
SQM Vitas Peru S.A.C (1),	Production and commercialization of specialty plant and animal nutrition and industrial hygiene	Av, Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Arpa Speciali S.R.L. (2)	Production of specialty fertilizers and other products for distribution in Italy and other countries.	Mantova (MN) via Cremona 27 Int. 25	Italy	50.48%	-
SQM Vitas Plantacote B.V,(3)	Production and commercialization of controlled-released fertilizers	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	50%	-	-

Joint Venture	Final reporting period date	Accounting method

Coromandel SQM India	September 30, 2018	Equity method
SQM Vitas Fzco.	September 30, 2018	Equity method
SQM Star Qingdao Corp Nutrition Co., Ltd.	September 30, 2018	Equity method
SQM Vitas Brazil Agroindustria	September 30, 2018	Equity method
SQM Vitas Perú S.A.C.	September 30, 2018	Equity method
SQM Vitas Holland B.V.	September 30, 2018	Equity method
Pavoni & C. Spa.	September 30, 2018	Equity method
Arpa Speciali S.R.L.	September 30, 2018	Equity method
Covalent Lithium Pty Ltd.	September 30, 2018	Equity method

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 10	Joint Ventures (continued)

10.3	Investment in joint ventures accounted for under the equity method of accounting, continued:

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share on other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share on total other comprehensive income of associates and joint ventures accounted for using the equity method
	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd. (1)	-	11,444	(686)	(535)	-	-	(686)	(535)
Coromandel SQM India	1,441	1,633	110	165	1	-	111	165
SQM Vitas Fzco.	20,681	19,478	1,912	1,502	(1)	(5)	1,911	1,497
SQM Star Qingdao Corp. Nutrition Co. Ltd.	3,074	2,980	95	361	-	-	95	361
SQM Vitas Holland	1,368	1,429	(13)	(18)	-	-	(13)	(18)
Minera Exar S.A. (1)	-	26,860	(205)	(27)	(1)	-	(206)	(27)
Pavoni & C., Spa	7,459	-	376	-	-	-	376	-
Covalent Lithium Pty Ltd.	32	-	18	-	-		18	-
Total	34,055	63,824	1,607	1,448	(1)	(5)	1,606	1,443

(1)	As of September 30, 2018, the table below does not present investments in joint ventures transferred to the item non-current assets or groups of assets classified as held for sale. For more information, see Note 33.

Joint Venture	Equity-accounted investees		Share in profit (loss) of associates and joint ventures accounted for using the equity method		Share in other comprehensive income of associates and joint ventures accounted for using the equity method, net of tax		Share in total other comprehensive income of associates and joint ventures accounted for using the equity method
	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

SQM Vitas Brazil Agroindustria(1)	11,447	11,003	2,376	1,753	(1,613)	(51)	763	826
SQM Vitas Peru S.A.C (1)	5,608	5,961	(166)	(216)	-	-	(166)	(108)
SQM Vitas Plantacote B.V. (2)	-	669	-	(1)	-	-	-	(1)
Total	17,055	17,633	2,210	1,536	(1,613)	(51)	597	717

The following companies are subsidiaries of

(1)	SQM Vitas Fzco.

(2)	SQM Vitas Holland

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 10	Joint Ventures (continued)

10.4	Assets, liabilities, revenue and expenses from joint ventures:

	9/30/2018
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
				-
Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	28,699	6,098	13,281	-	12	(1,372)	-	(1,372)
Coromandel SQM India	6,788	810	4,715	-	9,063	221	-	221
SQM Vitas Fzco.	27,413	17,055	3,105	-	12,035	3,823	(1)	3,822
SQM Star Qingdao Corp. Nutrition Co. Ltd.	7,226	130	1,208	-	9,365	189	-	189
SQM Vitas Brazil Agroindustria	42,818	7,238	38,608	-	62,765	2,376	(1,613)	763
SQM Vitas Peru S.A.C	18,782	8,136	15,456	5,854	21,048	(166)	-	(166)
SQM Vitas Holland B.V.	2,736	-	-	-	-	(25)	-	(25)
SQM Vitas Plantacote B.V.	-	-	-	-	-	-	-	-
Minera Exar S.A.	4,409	132,011	65,163	-	-	(411)	-	(411)
Pavoni & C. Spa	13,069	6,161	10,072	651	13,070	752	-	752
Arpa Speciali S.R.L.	-	-	-	-	-	-		-
Covalent Lithium Pty Ltd.	529	85	551	-	-	36		36
Total	152,469	177,724	152,159	6,505	127,358	5,423	(1,614)	3,809

	12/31/2017
	Assets		Liabilities			Gain (loss) from continuing	Other comprehensive	Comprehensive
Joint Venture	Current	Non-current	Current	Non-current	Revenue	operations	income	income
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltda.	31,461	6,656	15,228	-	13,326	(1,070)	-	(1,070)
Coromandel SQM India	6,659	862	4,205	53	10,381	332	-	332
SQM Vitas Fzco.	23,699	17,479	2,221	-	15,518	3,003	(9)	2,994
SQM Star Qingdao Corp. Nutrition Co. Ltd.	6,941	171	1,152	-	12,631	721	-	721
SQM Vitas Brazil Agroindustria	30,303	8,453	27,752	-	60,131	1,753	(101)	1,652
SQM Vitas Peru S.A.C	20,933	8,534	17,380	6,126	35,299	(216)	-	(216)
SQM Vitas Holland B.V.	2,190	669	-	-	-	(36)	-	(36)
SQM Vitas Plantacote B.V.	679	-	10	-	-	(1)	-	(1)
Minera Exar S.A.	19,277	73,114	38,670	-	-	(53)	-	(53)
Total	142,142	115,938	106,618	6,179	147,286	4,433	(110)	4,323

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	103

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 10	Joint Ventures (continued)

10.5	Other Joint Venture disclosures:

	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	106	6,198	-	-	-	-
Coromandel SQM India	191	1,118	-	-	-	-
SQM Vitas Fzco.	16,620	15,307	-	-	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	4,781	3,675	-	-	-	-
SQM Vitas Brazil Agroindustria	725	5,139	13,565	7,342	-	-
SQM Vitas Peru S.A.C.	400	687	3,835	2,215	871	1,372
SQM Vitas Holland B.V	2,736	2,190	-	-	-	-
SQM Vitas Plantacote B.V	-	679	-	-	-	-
Minera Exar S.A.	1,496	9,189	-	-	-	-
Pavoni &C., Spa	1,015	-	6,201	-	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	462	-	-	-	-	-
Total	28,532	44,182	23,601	9,557	871	1,372

	Depreciation and amortization expense		Interest expense		Income tax expense, continuing operations
	9/30/2018	12/31/2017	9/30/2018	12/31/2017	9/30/2018	12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Sichuan SQM Migao Chemical Fertilizers Co. Ltd.	(948)	(696)	(1)	(25)	97	303
Coromandel SQM India	(64)	-	(7)	(16)	(38)	(485)
SQM Vitas Fzco.	(509)	(553)	(6)	(19)	-	-
SQM Star Qingdao Corp. Nutrition Co. Ltd.	(50)	(68)	-	-	(123)	(174)
SQM Vitas Brazil Agroindustria	(289)	(453)	(635)	(1,253)	(78)	(283)
SQM Vitas Peru S.A.C,	(268)	(375)	(325)	(432)	(50)	(214)
SQM Vitas Holland B.V	-	-	-	-	-	-
SQM Vitas Plantacote B.V	-	-	-	(1)	-	-
Minera Exar S.A.	-	(523)	-	(32)	(4)	(620)
Pavoni & C., Spa	(548)	-	(296)	-	-	-
Arpa Speciali S.R.L.	-	-	-	-	-	-
Covalent Lithium Pty Ltd.	(11)	-	-	-	-	-
Total	(2,687)	(2,668)	(1,270)	(1,778)	(196)	(1,473)

The basis of preparation of the financial information of joint ventures corresponds to the amounts included in the financial statements in conformity with the entity’s IFRS.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	104

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 11 Cash and cash equivalents

11.1	Types of cash and cash equivalents

As of September 30, 2018 and December 31, 2017, cash and cash equivalents are detailed as follows:

a)	Cash

	9/30/2018	12/31/20171
	ThUS$	ThUS$
Cash on hand	481	60
Cash in banks	140,421	50,137
Other demand deposits	3,526	1,530
Total cash	144,428	51,727

b)	Cash equivalents

	9/30/2018	12/31/2017
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	18,515	290,914
Short-term investments, classified as cash equivalents	265,081	287,797
Total cash equivalents	283,596	578,711

Total cash and cash equivalents	428,024	630,438

11.2	Short-term investments, classified as cash equivalents

As of September 30, 2018 and December 31, 2017, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	9/30/2018 ThUS$	12/31/2017 ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	139,856	144,464
JP Morgan US dollar Liquidity Fund Institutional	125,225	143,333
Total	265,081	287,797

Short-term investments are highly liquid fund manager accounts that are basically invested in short-term fixed rate notes in the U.S. market.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	105

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 11	Cash and cash equivalents (continued)

11.3	Information on cash and cash equivalents by currency

As of September 30, 2018 and December 31, 2017, information on cash and cash equivalents by currency is detailed as follows:

Original currency	9/30/2018	12/31/2017
	ThUS$	ThUS$
Chilean Peso (*)	3,113	579
US Dollar	409,184	612,727
Euro	11,819	9,782
Mexican Peso	-	258
South African Rand	24	4,074
Japanese Yen	1,483	1,773
Peruvian Sol	96	8
Brazilian Real	298	38
Chinese Yuan	1,311	1,143
Argentine Peso	1	1
Pound Sterling	-	55
Australian dollar	695	-
Total	428,024	630,438

(*) The Company maintains financial derivative policies which allow to minimize the risk of the variation in Chilean pesos exchange rate.

11.4	Amount restricted (unavailable) cash balances

Cash on hand and in current bank accounts are available resources, and their carrying value is equal to their fair value.

As of September 30, 2018 and December 31, 2017, restricted cash balances are presented in Note 14.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	106

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 11	Cash and cash equivalents (continued)

11.5	Short-term deposits, classified as cash equivalents

The detail at the end of each period is as follows:

2018 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal	Interest accrued to date	9/30/2018
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	US$	2.58	07/03/2018	10/01/2018	2,000	13	2,013
Banco de Chile	Fixed term	US$	2.85	08/01/2018	10/01/2018	1,700	8	1,708
Banco Crédito e Inversiones	Fixed term	US$	2.60	08/21/2018	10/30/2018	1,000	3	1,003
Banco Crédito e Inversiones	Fixed term	US$	2.56	08/30/2018	10/01/2018	3,000	7	3,007
Banco Crédito e Inversiones	Fixed term	US$	2.56	08/30/2018	10/01/2018	1,000	2	1,002
Banco Itau Chile	Fixed term	US$	2.95	09/05/2018	10/31/2018	1,500	3	1,503
Banco Itau Chile	Fixed term	US$	2.95	09/10/2018	10/31/2018	1,500	3	1,503
Banco Crédito e Inversiones	Fixed term	US$	2.85	09/25/2018	10/22/2018	1,200	-	1,200
Banco Crédito e Inversiones	Fixed term	US$	2.89	09/26/2018	10/12/2018	900	-	900
Banco de Chile	Fixed term	US$	2.85	09/28/2018	10/05/2018	650	-	650
ABN Amro Bank	On demand	US$	-	09/30/2018	10/01/2018	232	-	232
Nedbank	On demand	US$	-	09/30/2018	10/01/2018	3,719	-	3,719
BBVA Banco Francés	On demand	US$	0.26	09/30/2018	10/01/2018	75	-	75
Total						18,476	39	18,515

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	107

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 11	Cash and cash equivalents (continued)

11.5	Short-term deposits, classified as cash equivalents, continued

2017 Receiver of the deposit	Type of deposit	Original Currency	Interest rate	Placement date	Expiration date	Principal	Interest accrued to-date	12/31/2017
						ThUS$	ThUS$	ThUS$
Scotiabank Sud Americano	Fixed term		0.24	11/21/2017	1/02/2018	8,943	30	8,973
Banco Itau Chile	Fixed term	Ch$	0.24	11/28/2017	1/02/2018	15,652	41	15,693
Banco Itau Chile	Fixed term	Ch$	0.24	11/28/2017	1/02/2018	15,652	41	15,693
Banco BBVA Chile	Fixed term	Ch$	0.23	11/28/2017	1/02/2018	15,652	40	15,692
Banco BBVA Chile	Fixed term	Ch$	0.23	11/28/2017	1/02/2018	15,652	40	15,692
Banco Itau Chile	Fixed term	Ch$	0.25	11/29/2017	2/27/2018	18,857	50	18,907
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/12/2017	1/11/2018	15,982	26	16,008
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/12/2017	1/11/2018	8,524	14	8,538
Banco Itau Chile	Fixed term	Ch$	0.24	12/12/2017	1/11/2018	15,982	24	16,006
Banco Itau Chile	Fixed term	Ch$	0.24	12/12/2017	1/11/2018	7,458	11	7,469
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	19,780	29	19,809
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	15,665	23	15,688
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/14/2017	1/16/2018	11,488	17	11,505
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco Crédito e Inversiones	Fixed term	Ch$	0.26	12/15/2017	1/16/2018	15,568	22	15,590
Banco BBVA Chile	Fixed term	Ch$	0.24	12/29/2017	1/10/2018	4,107	1	4,108
Banco BBVA Chile	Fixed term	Ch$	0.24	12/29/2017	1/10/2018	2,765	-	2,765
Banco Santander - Santiago	Fixed term	US$	0.28	12/27/2017	1/18/2018	700	-	700
Banco Santander - Santiago	Fixed term	US$	0.4	12/15/2017	2/13/2018	15,000	27	15,027
Banco Santander - Santiago	Fixed term	US$	0.4	12/15/2017	2/13/2018	14,000	25	14,025
Corpbanca	Fixed term	Ch$	0.22	12/28/2017	1/04/2018	1,301	-	1,301
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12/29/2017	1/05/2018	976	-	976
Scotiabank Sud Americano	Fixed term	Ch$	0.21	12/29/2017	1/05/2018	569	-	569
Banco Santander - Santiago	Fixed term	US$	2.45	12/06/2017	1/05/2018	3,500	6	3,506
Scotiabank Sud Americano	Fixed term	US$	3.40	12/15/2017	1/16/2018	2,000	3	2,003
Banco BBVA Chile	Fixed term	US$	2.80	12/26/2017	1/26/2018	2,200	1	2,201
Banco Crédito e Inversiones	Fixed term	US$	2.3	12/27/2017	1/04/2018	2,300	1	2,301
Banco Santander - Santiago	Fixed term	US$	2.88	12/27/2017	1/04/2018	2,300	1	2,301
Banco BBVA Chile	Fixed term	US$	2.80	12/27/2017	1/04/2018	1,400	-	1,400
BBVA Banco Francés	Fixed term	US$	0.19	12/11/2017	1/31/2018	163	-	163
Nedbank	On demand	US$	-	12/01/2017	1/31/2018	3,686	-	3,686
ABN Amro Bank	Fixed term	US$	-	12/31/2017	1/02/2018	1,439	-	1,439
Total						290,397	517	290,914

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	108

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 11	Cash and cash equivalents (continued)

11.6	Other information

Net Debt reconciliation

This section sets out an analysis of net debt and the movements in net debt for each of the periods presented.

Net debt	9/30/2018	12/31/2017
	ThUS$	ThUS$

Cash and cash equivalents	428,024	630,438
Other current financial assets	332,367	366,979
Other non-current financial hedge assets	27,988	8,910
Borrowings - repayable within one year (including overdraft)	(20,369)	(220,328)
Borrowings - repayable after one year	(1,216,491)	(1,031,507)
Net debt	(448,481)	(245,508)

Cash and liquid investments	788,379	1,006,327
Gross debt - fixed interest rates	(1,236,860)	(1,251,835)
Net debt	(448,481)	(245,508)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	109

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 12	Inventories

The composition of inventory at each period-end is as follows:

Type of inventory	9/30/2018	12/31/2017
	ThUS$	ThUS$

Raw material reserves	8,438	9,457
Supplies for production reserves	26,254	22,164
Products-in-progress reserves	414,668	456,333
Finished product reserves	460,847	414,120
Total	910,207	902,074

As of September 30, 2018, the Company has inventory of caliche ore (in piles or undergoing leaching process) available for processing valued at ThUS$333,458 and ThUS$333,194 as of December 31, 2017, (included in work in progress).

Inventory reserves recognized as of September 30, 2018 amount to ThUS$108,496, and ThUS$96,284 as of December 31, 2017. Inventory reserves have been made based on a technical study that covers the different variables affecting products in stock (density and humidity, among others).

In the case of inventories of raw materials, supplies, materials and parts, provisions have been made at the lower value associated with the proportion of obsolete, defective or slow-moving materials.

The breakdown of inventory reserves is detailed as follows:

Type of inventory	9/30/2018	12/31/2017
	ThUS$	ThUS$

Raw material reserves	2,617	93
Products-in-progress reserves	90,012	80,249
Finished product reserves	15,867	15,942

Total	108,496	96,284

The Company has not delivered inventory as collateral for the periods indicated above.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	110

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 12	Inventories, continued

As of September 30, 2018 and December 31, 2017, movements in provisions are detailed as follows:

Reconciliation	9/30/2018	12/31/2017
	ThUS$	ThUS$
Opening balance	96,284	81,295
Changes
Additional provisions	11,454	15,682
Provision used	(1,639)	(4,921)
Increase (decrease) in existing provisions	2,397	4,228
Total changes	12,212	14,989
Final Balance	108,496	96,284

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	111

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 13	Related party disclosures

13.1	Related party disclosures

Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash. No guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.

13.2	Relationships between the parent and the entity

Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A., and Inversiones Global Mining (Chile) Ltda. are the owners of a number of shares that as of September 30, 2018 are equivalent to 32% of the current total amount of issued, subscribed and fully-paid shares in the Company. In addition, Kowa Company Ltd., Inversiones La Esperanza (Chile) Limitada, Kochi S.A. and Kowa Holdings America Inc. (the “Kowa Group”), are the owners of a number of shares equivalent to 2.11% of the total amount of issued, subscribed and fully-paid shares of the Company.

On December 21, 2006, The Pampa Group and the Kowa Group signed a joint operation agreement in relation to these shares.

On April 30, 2018, the Company was informed that the Pampa Group and the Kowa Group terminated the joint operation agreement, which allowed the Kowa Group to act as controller of the Company until its termination.

As explained in Note 6, as of September 30, 2018, the Pampa Group could be considered the Company's controller. Notwithstanding, and pursuant to letter c) of article 99 of the Securities Market Law, the CMF may determine that the Pampa Group is not the Company’s controller based on the distribution and dispersion of the Company’s ownership. The Company has requested a declaration from the CMF on the matter, which has not yet been issued.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	112

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary

As of September 30, 2018 and December 31, 2017, the detail of entities that are related parties of the SQM S.A. Group is as follows:

Tax ID No.	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	US$	Subsidiary
Foreign	Nitrate Corporation Of Chile Ltd.	United Kingdom	US$	Subsidiary
Foreign	SQM North America Corp.	United States	US$	Subsidiary
Foreign	SQM Europe N.V.	Belgium	US$	Subsidiary
Foreign	Soquimich S.R.L. Argentina	Argentina	US$	Subsidiary
Foreign	Soquimich European Holding B.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQI Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	North American Trading Company	United States	US$	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQM Peru S.A.	Peru	US$	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	US$	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	US$	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	US$	Subsidiary
Foreign	SQM Investment Corporation N.V.	The Netherlands	US$	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	US$	Subsidiary
Foreign	SQM France S.A.	France	US$	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	US$	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	US$	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	US$	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	US$	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	US$	Subsidiary
Foreign	SQM Italia SRL	Italy	US$	Subsidiary
Foreign	Comercial Caiman Internacional S.A.	Panama	US$	Subsidiary
Foreign	SQM Africa Pty Ltd,	South Africa	US$	Subsidiary
Foreign	SQM Colombia SAS	Colombia	US$	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	US$	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	US$	Subsidiary
Foreign	SQM Iberian S.A.	Spain	US$	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	US$	Subsidiary
Foreign	SQM Thailand Limited	Thailand	US$	Subsidiary
Foreign	SQM Australia PTY	Australia	Australian dollar	Subsidiary
Foreign	SACAL S.A.	Argentina	Argentine peso	Subsidiary
96,801,610-5	Comercial Hydro S.A.	Chile	US$	Subsidiary
96,651,060-9	SQM Potasio S.A.	Chile	US$	Subsidiary
96,592,190-7	SQM Nitratos S.A.	Chile	US$	Subsidiary
96,592,180-K	Ajay SQM Chile S.A.	Chile	US$	Subsidiary

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	113

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary, continued

As of September 30, 2018 and December 31, 2017, the detail of entities that are related parties of the SQM S,A: Group is as follows:

Tax ID No,	Name	Country of origin	Functional currency	Nature
86,630,200-6	SQMC Internacional Ltda.	Chile	Chilean peso	Subsidiary
79,947,100-0	SQM Industrial S.A.	Chile	US$	Subsidiary
79,906,120-1	Isapre Norte Grande Ltda.	Chile	Chilean peso	Subsidiary
79,876,080-7	Almacenes y Depósitos Ltda.	Chile	Chilean peso	Subsidiary
79,770,780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	US$	Subsidiary
79,768,170-9	Soquimich Comercial S.A.	Chile	US$	Subsidiary
79,626,800-K	SQM Salar S.A.	Chile	US$	Subsidiary
78,053,910-0	Proinsa Ltda.	Chile	Chilean peso	Subsidiary
76,534,490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Chilean peso	Subsidiary
76,425,380-9	Exploraciones Mineras S.A.	Chile	US$	Subsidiary
76,064,419-6	Comercial Agrorama Ltda.	Chile	Chilean peso	Subsidiary
76,145,229-0	Agrorama S.A.	Chile	Chilean peso	Subsidiary
76,359,919-1	Orcoma Estudios SPA	Chile	US$	Subsidiary
76,360,575-2	Orcoma SPA	Chile	US$	Subsidiary
76,686,311-9	SQM MaG SpA	Chile	US$	Subsidiary
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Doktor Tarsa Tarim Sanayi AS	Turkey	Turkish lira	Associate
Foreign	Ajay North America	United States	US$	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	SQM Eastmed Turkey	Turkey	Euro	Associate
Foreign	Charlee SQM Thailand Co. Ltd.	Thailand	Thai baht	Associate
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	China	US$	Joint venture
Foreign	Coromandel SQM India	India	Indian rupee	Joint venture
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	China	US$	Joint venture
Foreign	SQM Vitas Holland B.V.	Dutch Antilles	Euro	Joint venture
Foreign	Minera Exar S.A.	Argentina	US$	Joint control
Foreign	Covalent Lithium Pty Ltd.	Australia	Australian dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96,511,530-7	Sociedad de Inversiones Pampa Calichera	Chile	US$	Joint control
96,529,340-k	Norte Grande S.A.	Chile	Chilean peso	Other related parties
79,049,778-9	Callegari Agricola S.A.	Chile	Chilean peso	Other related parties
Foreign	SQM Vitas Brazil Agroindustria	Brazil	US$	Other related parties
Foreign	SQM Vitas Peru S.A.C.	Peru	US$	Other related parties
Foreign	SQM Vitas Plantacote B.V	Dutch Antilles	Euro	Other related parties
Foreign	Terra Tarsa B.V.	Holland	Euro	Other related parties
Foreign	Plantacote N.V	Belgium	Euro	Other related parties
Foreign	Doktolab Tarim Arastima San. Tic As	Turkey	Turkish Lira	Other related parties
Foreign	Terra Tarsa Ukraine LLC	Ukraine	Ukrainian Grivna	Other related parties
Foreign	Terra Tarsa Don LLC	Russian Federation	Russian ruble	Other related parties
Foreign	Kore Potash Ltd.	Australia	US$	Other related parties
Foreign	Abu Dhabi Fertilizer Industries WLL	Oman	United Arab Emirates dirham	Other related parties
Foreign	Internacional Technical and Trading Agencies CO WLL	Jordan	United Arab Emirates dirham	Other related parties

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	114

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 13	Related party disclosures (continued)

13.3	Detailed identification of the link between the Parent and subsidiary, continued

TAX ID No.	Name	Country of Origin	Functional currency	Relationship
N/A	Ara Dos Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Ara Tres Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Ara Cuatro Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Ara Cinco Primera del Salar de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Curicó Dos Primera del Salar de Pampa Alta, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Curicó Tres Primera del Sector de Pampa Alta, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Evelyn Veinticuatro Primera de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Filomena Tres Primera de Oficina Filomena, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Filomena Cuatro Primera de Oficina Filomena, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Primera de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Segunda del Salar de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Tercera de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Cuarta de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Francis Cuatro Quinta de Pampa Blanca, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Francis Primera del Salar de Pampa Blanca de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Francis Segunda del Salar de Pampa Blanca de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Francis Tercera del Salar de Pampa Blanca de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Ivon Primera de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Ivon Décima Segunda de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Ivon Sexta de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Julia Primera de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Lorena Trigésimo Quinta de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Perseverancia Primera de Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Primera del Sector S.E. OF. Concepción, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Tamara Tercera de Oficina Concepción, Sierra Gorda	Chile	Chilean peso	Other related parties
N/A	Tamara 40 Segunda del Sector S.E. OF Concepción, Sierra Gorda	Chile	Chilean peso	Other related parties

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	115

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 13 Related party disclosures (continued)

13.4	Detail of related parties and related party transactions

Transactions between the Parent and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. In addition, these have been eliminated in consolidation and are not detailed in this note.

Maturity terms for each case vary by virtue of the transaction giving rise to them.

As of September 30, 2018 and December 31, 2017, the detail of significant transactions with related parties is as follows:

Tax ID No,	Company	Nature	Country of origin	Transaction	9/30/2018	12/31/2017
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi As	Associate	Turkey	Sale of products	10,179	17,538
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	15,172	15,706
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	811	969
Foreign	Ajay North America LLC.	Associate	United States	Sale of products	11,898	13,206
Foreign	Ajay North America LLC.	Associate	United States	Dividends	2,105	1,123
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Sale of products	4,159	4,351
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Dividends	5,641	-
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Sale of products	4,916	5,102
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	Dividends	362	-
77.557.430-5	Sales de Magnesio Ltda.	Associate	Chile	Sale of products	-	45
Foreign	Kowa Company Ltd. (1)	Other related parties	Japan	Sale of products	-	132,495
Foreign	SQM Vitas Brasil Agroindustria	Joint control or significant influence	Brazil	Sale of products	35,207	31,137
Foreign	SQM Vitas Peru S.A.C.	Joint control or significant influence	Peru	Sale of products	11,485	23,058
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Sale of products	2	85
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	Sale of services	-	252
Foreign	Coromandel SQM India	Joint venture	India	Sale of products	6,369	8,011
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	Sale of products	-	200
79.049.778-9	Callegari Agrícola S.A.	Other related parties	Chile	Sale of products	-	210
Foreign	Minera Exar S.A.	Joint venture	Argentina	Loans	8,500	11,000
Foreign	Minera Exar S.A.	Joint venture	Argentina	Loan interest	1,700	-
Foreign	Terra Tarsa Ukraine LLC	Associate	Turkey	Sale of services	1,645	1,218
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Sale of products	187	423
Foreing	Plantacote N.V.	Associate	Belgium	Sale of products	3,962	2,108
Foreing	SQM eastmed Turkey	Associate	Turkey	Sale of products	30	-
Foreing	Pavoni & C., Spa	Joint venture	Italy	Sale of products	15	-

Total					124,345	268,237

(1)	As of September 30, 2018, Kowa Company Ltd. is not considered a related party.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	116

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 13	Related party disclosures (continued)

13.5	Trade receivables due from related parties, current:

Transactions between the Company, its subsidiaries, joint ventures and other related parties are considered customary transactions. These transactions are carried out under arm’s length conditions, or those that are normally in effect for this type of transaction in terms of time frames and market prices. In addition, they have been eliminated upon consolidation and are not disclosed in this note.

Tax ID N°	Company	Nature	Country of origin	Currency	9/30/2018	12/31/2017
					ThUS$	ThUS$
Foreign	Charlee SQM Thailand Co. Ltd.	Associate	Thailand	US$	3,623	1,204
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	4,399	4,689
Foreign	Ajay North America LLC.	Associate	United States	US$	1,503	2,005
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	United Arab Emirates	Arab Emirates dirham	808	73
Foreign	Kowa Company Ltd.(1)	Jointly controlled entity	Japan	US$	-	5,008
96.511.530-7	Soc.de Inversiones Pampa Calichera	Jointly controlled entity	Chile	US$	6	6
Foreign	SQM Vitas Brasil Agroindustria	Joint venture	Brazil	US$	23,816	17,293
Foreign	SQM Vitas Peru S.A.C.	Joint venture	Peru	US$	9,955	13,766
Foreign	Coromandel SQM India	Joint venture	India	Indian rupee	4,211	3,804
Foreign	SQM Star Qingdao Corp Nutrition Co., Ltd.	Joint venture	China	US$	573	50
Foreign	Plantacote N.V.	Associate	Belgium	Euro	467	190
Foreign	Terra Tarsa Don LLC	Associate	Russian Federation	Russian ruble	41	44
Foreign	Minera Exar S.A.	Joint venture	Argentina	US$	21,215	11,000
Foreign	Terra Tarsa Ukraine LLC	Associate	Ukraine	Ukrainian Grivna	77	-
Foreing	SQM Pavoni & C. SPA	Joint venture	Italy	Euro	15	-
Foreing	Covalent Lithium Pty Ltd	Joint venture	Australia	AU$	153	-
Total					70,862	59,132

(1)	As of September 30, 2018, Kowa Company Ltd. is not considered a related party.

13.6	Trade payables due to related parties, current:

Tax ID No.	Company	Nature	Country of origin	Currency	9/30/2018	12/31/2017
					ThUS$	ThUS$
Foreign	Doktor Tarsa Tarim Sanayi AS	Associate	Turkey	YTL	15	11
Foreign	Terra Tarsa Ukraine LLC	Other related parties	Ukraine	Ukrainian Grivna	-	7
Foreign	SQM Star Qingdao Corp Nutrition Co,, Ltd.	Joint venture	China	US$	-	725
Foreign	Sichuan SQM Migao Chemical Fertilizers Co Ltda.	Joint venture	China	US$	-	584
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	Arab Emirates dirham	361	38
Foreign	SQM Eastmed Turkey	Associate	Turkey	Euro	15
Current Total					391	1,365

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	117

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14 Financial instruments

Financial instruments in accordance with IAS 39 are detailed as follows:

14.1	Types of other financial assets

Description of other financial assets	9/30/2018	12/31/2017
	ThUS$	ThUS$

Other current financial assets (1)	310,304	360,941
Derivatives (2)	5,423	6,038
Hedging assets	16,640	-
Total other current financial assets	332,367	366,979

Other non-current financial assets (3)	31,930	42,879
Total other non-current financial assets	31,930	42,879

(1)	Relates to term deposits with maturities exceeding 90 days and less than 360 days from the investment date.
(2)	Relates to forwards and options that were not classified as hedging instruments (see detail in Note 14.3).
(3)	The detail of other financial assets, non-current is as follows:

	9/30/2018	12/31/2017
	ThUS$	ThUS$

Non-current investments not accounted for using the equity accounting method, classified as available for sale	3,868	9,179
Hedging assets	27,988	8,910
Contribution for constitution of Joint Venture (1)	-	24,745
Other financial assets, non-current	74	45
Total other financial assets, non-current	31,930	42,879

(1)	SQM Potasio S.A., aportó MUS$ 24,745 a Western Australia Lithium (WAL). Esto al 31 de diciembre de 2017 no se había constituido legalmente como Compañía, por lo que los fondos permanecieron en fideicomiso a la espera de ser transferidos a WAL.

Detail of other current financial assets

Institution	9/30/2018	12/31/2017
	ThUS$	ThUS$
Banco Santander	50,060	163,269
Banco de Crédito e Inversiones	133,787	71,748
Banco Itaú - Corpbanca	102,547	77,527
Banco Security	-	28,592
Scotiabank Sud Americano	19,897	13,764
Banco Chile	4,013	4,834
Banco BBVA Chile	-	1,207
Total	310,304	360,941

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	118

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14 Financial instruments, (continued)

14.2	Trade and other receivables

	9/30/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$$	ThUS$
Trade receivables	391,477	-	391,477	412,321	-	412,321
Prepayments	23,204	-	23,204	16,177	-	16,177
Other receivables	13,969	2,415	16,384	18,377	1,912	20,289
Total trade and other receivables	428,650	2,415	431,065	446,875	1,912	448,787

	9/30/2018			12/31/2017
	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net	Assets before allowances	Allowance for doubtful trade receivables	Assets for trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	406,330	(14,853)	391,477	427,400	(15,079)	412,321
Trade receivables, current	406,330	(14,853)	391,477	427,400	(15,079)	412,321
Prepayments, current	24,063	(859)	23,204	16,877	(700)	16,177
Other receivables, current	18,452	(4,483)	13,969	23,409	(5,032)	18,377
Current trade and other receivables	42,515	(5,342)	37,173	40,286	(5,732)	34,554
Other receivables, non-current	2,415	-	2,415	1,912	-	1,912
Non-current receivables	2,415	-	2,415	1,912	-	1,912
Total trade and other receivables	451,260	(20,195)	431,065	469,598	(20,811)	448,787

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	119

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables, continued

Portfolio stratification, continued

The Company’s policy is to require guarantees (such as letters of credit, guarantee clauses and others) and/or maintaining insurance policies for certain accounts as deemed necessary by management.

Uncollateralized portfolio

As of September 30, 2018 the detail of the uncollateralized portfolio is as follows:

2018
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThCh$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThCh$
Current	1,493	366,372	18	600
1-30 days	187	16,433	109	310
31-60 days	88	2,863	151	358
61-90 days	133	2,216	236	599
91-120 days	415	2,849	89	299
121-150 days	403	1,738	40	127
151-180 days	483	1,028	33	134
181-210 days	715	1,282	18	119
211-250 days	226	1,348	24	51
>250 days	1,713	6,201	236	1,403
Total	5,856	402,330	954	4,000

As of December 31, 2017 the detail of the uncollateralized portfolio is as follows:

2017
	Total uncollateralized portfolio
Past due segments	Number of customers non- renegotiated portfolio	Gross non- renegotiated portfolio ThCh$	Number of customers renegotiated portfolio	Gross renegotiated portfolio ThCh$
Current	3,039	344,802	23	706
1-30 days	1,598	41,510	376	924
31-60 days	824	8,813	130	272
61-90 days	756	3,740	50	119
91-120 days	548	7,367	22	54
121-150 days	182	2,914	22	56
151-180 days	443	5,602	45	75
181-210 days	365	4,470	27	45
211-250 days	682	112	29	138
>250 days	1,837	3,050	350	2,631
Total	10,274	422,380	1,074	5,020

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	120

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments, (continued)

14.2	Trade and other receivables, continued

As of September 30, 2018 and December 31, 2017, movements in provisions are as follows:

	9/30/2018	12/31/2017
	ThUS$	ThUS$
Provision	18,237	18,225
Non-renegotiated provision	1,958	2,586
Total	20,195	20,811
Impairment	(990)	(13,434)
Recoveries	893	126

Credit risk concentration.

Credit risk concentration with respect to trade receivables is reduced due to the great number of entities in the Company’s client base and their distribution throughout the world.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	121

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities

The balance represents derivative instruments measured at fair value which have been classified as hedges from exchange and interest rate risks related to the total obligations associated with bonds in Chilean pesos and UF . As of September 30, 2018, the notional amount of cash flows in Cross Currency Swap contracts agreed upon in US dollars amounted to ThUS$ 461,659, as of June 30, 2018 ThUS$ 471,297 and as of December 31, 2017 such contracts amounted to ThUS$ 266,335.

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
September 30, 2018	26,747	(13,369)	13,377	-	12,408

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

September 30, 2018	5,489	(10,614)	(5,124)	-	226

Hedging assets with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
September 30, 2018	16,639	18,039	(1,400)	-	(2,062)

Hedging assets with underlying debt	Derivative instruments (Fwds)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	8,910	5,641	2,170	-	2,170

Hedging liabilities with underlying debt	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

December 31, 2017	17,128	33,696	41	-	41

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	122

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities, continued

Hedging liabilities with underlying investments	Derivative instruments (CCS)	Effect on profit or loss for the period Derivative instruments	Hedging reserve in gross equity	Deferred tax hedging reserve in equity	Hedging reserve in equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
December 31, 2017	(20,159)	(20,256)	97	-	97

The balances in the “effect on profit or loss” column consider the interim effects of the contracts in force As of September 30, 2018 and December 31, 2017.

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	155,214	UF	01/05/2023
O	58,748	UF	02/01/2022
P	134,228	UF	01/15/2028

The Company uses cross currency swap derivative instruments to hedge the possible financial risk associated with the volatility of the exchange rate associated with Chilean pesos and UF. The objective is to hedge the exchange rate financial risks associated with bonds payable, Hedges are documented and tested to measure their effectiveness.

Based on a comparison of critical terms, hedging is highly effective, given that the hedged amount is consistent with obligations maintained for bonds denominated in Chilean pesos and UF, Likewise, hedging contracts are denominated in the same currencies and have the same expiration dates of bond principal and interest payments.

Hedge Accounting

The Company classifies derivative instruments as hedging that may include derivative or embedded derivatives either as fair value hedge derivative instruments, cash flow hedge derivative instruments, or hedge derivative instruments for net investment in a business abroad.

a) Fair value hedge

Changes in fair values of derivative instruments classified as fair value hedge derivative instruments are accounted for in gains and losses immediately along with any change in the fair value of the hedged item that is attributable to the risk being hedged.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	123

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.3	Hedging assets and liabilities, continued

b)	Cash flow hedges

Cash flow hedges cover exposure to the cash flow variations attributable to a risk associated with a specific transaction that is very likely to be executed, which may have material effects on the results of the Company.

The Company documents the relationship between hedge instruments and the hedged item along with the objectives of its risk management and strategy to carry out different hedging transactions, In addition, upon commencement of the period hedged and then on a quarterly basis, the Company documents whether hedge instruments have been efficient and met the objective of hedging market fluctuations. For this purpose, we use the effectiveness test, A hedge instrument is deemed effective if the effectiveness test result is between 80% and 125%.

The hedge instruments are classified as effective or not effective on the basis of the effectiveness test results, At present, hedges are classified as effective on the basis of the effectiveness tests, This note includes the detail of fair values of derivatives classified as hedging instruments.

14.4	Financial liabilities

Other current and non-current financial liabilities

As of September 30, 2018 and December 31, 2017, the detail is as follows:

	9/30/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Bank borrowings	864	68,852	69,716	163,568	-	163,568
Obligations with the public (bonds)	14,764	1,144,982	1,159,746	13,494	1,031,507	1,045,001
Derivatives	668	-	668	5,979	-	5,979
Hedging liabilities	4,073	2,657	6,730	37,287	-	37,287
Total	20,369	1,216,491	1,236,860	220,328	1,031,507	1,251,835

Current and non-current bank borrowings

As of September 30, 2018 and December 31, 2017, the detail is as follows:

	9/30/2018	12/31/2017
	ThUS$	ThUS$
Long-term bank borrowings	68,852	-
Short-term bank borrowings	-	163,568
Current portion of long-term loans	864	-
Short-term borrowings and current portion of long-term borrowings	69,716	163,568
Total bank borrowings	69,716	163,568

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	124

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

a)	Bank borrowings, current:

As of September 30, 2018 and December 31, 2017, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	index	Repayment	rate	rate
93,007,000-9	SQM.S.A.	CHILE	0-E	Scotiabank Cayman	USA	US$	Upon maturity	4.246%	3.59%

		9/30/2018			9/30/2018
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	864	-	864	-	864
Total		-	-	-	864	-	864	-	864

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	125

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Debtor			Creditor			Currency or adjustment		Effective	Nominal
Tax ID No	Company	Country	Tax ID No,	Financial institution	Country	index	Repayment	rate	rate
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.63%	1.63%
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM.S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.73%	1.73%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.64%	1.64%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.67%	1.67%
93,007,000-9	SQM S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.67%	1.67%
79,626,800-K	SQM Salar S.A.	CHILE	97,018,000-1	Banco Estado	CHILE	US$	Upon maturity	1.91%	1.91%
79,626,800-K	SQM Salar S.A.	CHILE	97,018,000-1	Scotiabank Sud Americano	CHILE	US$	Upon maturity	1.94%	1.94%
79,947,100-0	SQM Industrial S.A.	CHILE	97,030,000-7	Banco Estado	CHILE	US$	Upon maturity	1.74%	1.74%
79,947,100-0	SQM Industrial S.A.	CHILE	97,030,000-7	Banco Estado	CHILE	US$	Upon maturity	1.65%	1.65%

		12/31/2017			12/31/2017
Debtor	Creditor	Nominal amounts			Current amounts
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM,S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,137	20,137	-	20,137
SQM,S.A.	Scotiabank Sud Americano	-	17,000	17,000	-	17,140	17,140	-	17,140
SQM,S.A.	Scotiabank Sud Americano	-	3,000	3,000	-	3,025	3,025	-	3,025
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM,S.A.	Banco Estado	15,000	-	15,000	15,011	-	15,011	-	15,011
SQM Salar S.A.	Banco Estado	-	20,000	20,000	-	20,071	20,071	-	20,071
SQM Salar S.A.	Scotiabank Sud Americano	-	20,000	20,000	-	20,072	20,072	-	20,072
SQM Industrial S.A.	Banco Estado	-	20,000	20,000	-	20,064	20,064	-	20,064
SQM Industrial S.A.	Banco Estado	18,000	-	18,000	18,026	-	18,026	-	18,026
Total		63,000	100,000	163,000	63,059	100,509	163,568	-	163,568

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	126

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

b)	Unsecured obligations, current:

As of September 30, 2018 and December 31, 2017, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Bonds

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93,007,000-9	SQM S.A.	CHILE	-	MMUS$250	10/21/2018	US$	Semiannual	Upon maturity	1.21%	5.50%
93,007,000-9	SQM S.A.	CHILE	-	MMUS$250	7/28/2018	US$	Semiannual	Upon maturity	2.75%	4.38%
93,007,000-9	SQM S.A.	CHILE	-	MMUS$300	10/03/2018	US$	Semiannual	Upon maturity	1.94%	3.63%
93,007,000-9	SQM S.A.	CHILE	564	H	7/05/2018	UF	Semiannual	Semiannual	1.90%	4.90%
93,007,000-9	SQM S.A.	CHILE	699	O	8/01/2018	UF	Semiannual	Upon maturity	2.60%	3.80%
93,007,000-9	SQM S.A.	CHILE	563	P	7/15/2018	UF	Semiannual	Upon maturity	3.07%	3.25%

			9/30/2018			9/30/2018
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	6,073	-	6,073	6,073	-	6,073	(386)	5,687
SQM S.A.	CHILE	ThUS$250,000	-	1,884	1,884	-	1,884	1,884	(433)	1,451
SQM S.A.	CHILE	ThUS$300,000	5,347	-	5,347	5,347	-	5,347	(615)	4,732
SQM S.A.	CHILE	H	-	1,894	1,894	-	1,894	1,894	(139)	1,755
SQM S.A.	CHILE	O	-	383	383	-	383	383	(66)	317
SQM S.A.	CHILE	P	-	835	835	-	835	835	(13)	822
Total			11,420	4,996	16,416	11,420	4,996	16,416	(1,652)	14,764

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U,S, dollars based on the flows agreed in Cross Currency Swap Agreements.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	127

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate

93,007,000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2018	US$	Semiannual	Upon maturity	1.47%	5.50%
93,007,000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2018	US$	Semiannual	Upon maturity	3.17%	4.38%
93,007,000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2018	US$	Semiannual	Upon maturity	2.12%	3.63%
93,007,000-9	SQM S.A.	CHILE	564	H	01/05/2018	UF	Semiannual	Semiannual	2.18%	4.90%
93,007,000-9	SQM S.A.	CHILE	699	O	02/01/2018	UF	Semiannual	Upon maturity	2.80%	3.80%

			12/31/2017			12/31/2017
			Nominal maturities			Current maturities
Company	Country	Series	Up to 90 days	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Subtotal	Bond issuance costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	CHILE	ThUS$250,000	-	-	-	-	2,674	2,674	(385)	2,289
SQM S.A.	CHILE	ThUS$250,000	-	-	-	4,648	-	4,648	(433)	4,215
SQM S.A.	CHILE	ThUS$300,000	-	-	-	-	2,658	2,658	(615)	2,043
SQM S.A.	CHILE	H	-	-	-	4,127	-	4,127	(139)	3,988
SQM S.A.	CHILE	O	-	-	-	1,026	-	1,026	(67)	959
Total			-	-	-	9,801	5,332	15,133	(1,639)	13,494

Effective rates of bonds in Chilean pesos and UF are expressed and calculated in U,S, dollars based on the flows agreed in Cross Currency Swap Agreements.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	128

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

c)	Classes of interest-bearing loans, non-current

The following table shows the details of bank loans that accrue non-current interest as of September 30, 2018. As of December 31, there were no loans:

Debtor			Creditor			Currency or
Chilean Tax ID	Company	Country	Chilean Tax ID	Financial institution	Country	adjustment index	Type of amortization	Effective rate	Nominal rate
93,007,000-9	SQM.S.A.	Chile	0-E	Scotiabank Cayman	USA	USD	Maturity	3.59%	3.59%

		9/30/2018					9/30/2018
Creditor	Creditor	Nominal non-current maturities					Non-current maturities
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman		-	70,000	70,000	-	-	70,000	70,000	(1,148)	68,852
Total		-	-	70,000	70,000	-	-	70,000	70,000	(1,148)	68,852

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	129

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds

The breakdown of non-current unsecured interest-bearing bonds as of September 30, 2018 and December 31, 2017 is detailed as follows:

							Periodicity
Tax ID No.	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$250,000	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	ThUS$300,000	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	4.90%
93.007.000-9	SQM S.A.	CHILE	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.80%	5.50%
93.007.000-9	SQM S.A.	CHILE	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.25%	3.25%

Nominal non-current maturities 9/30/2018							Non-current maturities 9/30/2018
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(228)	249,772
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,311)	247,689
MUS$300	-	-	300,000	-	-	300,000	-	-	300,000	-	-	300,000	(2,159)	297,841
H	-	-	-	-	165,697	165,697	-	-	-	-	165,697	165,697	(1,427)	164,270
O	-	-	-	-	62,136	62,136	-	-	-	-	62,136	62,136	(895)	61,241
P	-	-	-	-	124,273	124,273	-	-	-	-	124,273	124,273	(104)	124,169
Total	250,000	-	300,000	-	602,106	1,152,106	250,000	-	300,000	-	602,106	1,152,106	(7,124)	1,144,982

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	130

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

d)	Non-current unsecured interest-bearing bonds, continued

As of September 30, 2018 and December 31, 2017, the breakdown of unsecured interest-bearing liabilities, non-current is as follows:

							Periodicity
Tax ID No,	Company	Country	Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	04/21/2020	US$	Semiannual	Upon maturity	5.50%	5.50%
93.007.000-9	SQM S.A.	CHILE	-	MMUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.38%	4.38%
93.007.000-9	SQM S.A.	CHILE	-	MMUS$300	04/03/2023	US$	Semiannual	Upon maturity	3.63%	3.63%
93.007.000-9	SQM S.A.	CHILE	564	H	01/05/2030	UF	Semiannual	Semiannual	4.90%	6.01%
93.007.000-9	SQM S.A.	CHILE	699	O	01/02/2033	UF	Semiannual	Upon maturity	3.80%	3.80%

Nominal non-current maturities 12/31/2017							Non-current maturities 6/30/2017
Series	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
MUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(517)	249,483
MUS$250	-	-	-	-	250,000	250,000	-	-	-	-	250,000	250,000	(2,636)	247,364
MUS$300	-	-	-	-	300,000	300,000	-	-	-	-	300,000	300,000	(2,618)	297,382
H	-	-	-	-	174,367	174,367	-	-	-	-	174,367	174,367	(1,532)	172,835
O	-	-	-	-	65,388	65,388	-	-	-	-	65,388	65,388	(945)	64,443
Total	250,000	-	-	-	789,755	1,039,755	250,000	-	-	-	789,755	1,039,755	(8,248)	1,031,507

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	131

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

e)	Additional information

Bonds

On September 30, 2018 and December 31, 2017, short term bonds of ThUS$14,764 and ThUS$13,494 respectively were classified as short-term, consisting of the current portion due plus accrued interest to date; debt is presented net of bond issuance costs. The non-current portion consisted of ThUS$1,144,982 on September 30, 2018 and ThUS$1,031,507 on December 31, 2017, corresponding to the issuance series H bonds second issue single series bonds (ThUS$250), series M bonds, series O bonds, third issue single series bonds (ThUS$300) and fourth issue single series bonds (ThUS$250) and Series P bonds, excluding bond issuance costs.

As of September 30, 2018 and December 31, 2017, the details of each issuance are as follows:

Series “C” bonds

On January 24, 2006, the Company placed Series C bonds for UF 3,000,000 (ThUS$101,918) at an annual rate of 4.00%.

On July 5, 2017, the Series C bond was prepaid.

As of September 30, 2018, and December 31 2017, the Company has made the following payments with a charge to the Series C bonds:

Payments made	12/31/2017
ThUS$
Principal payment	57,290
Interest payment	1,515

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	132

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Series “G” and “H” bonds

On January 13, 2009, the Company placed two bond series in the domestic market. The first was Series H for UF 4,000,000 (ThUS$139,216) at an annual interest rate of 4.9%, with a term of 21 years and payment of the principal beginning in 2019. The second was Series G for ThCh$21,000,000 (ThUS$34,146), which was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 7%.

As of September 30, 2018, and December 31, 2017, the Company has made the following payments with a charge to the Series H bonds:

Payments made	9/30/2018	12/31/2017
	ThUS$	ThUS$
Payments of interest, Series H bonds	8,325	7,691

Single series bonds, second issue ThUS$250,000

On April 21, 2010, the Company informed the CMF of its placement in international markets of an unsecured bond of ThUS$250,000 with a maturity of 10 years beginning on the aforementioned date with an annual interest rate of 5.5% and destined to refinance long-term liabilities.

As of September 30, 2018, and December 31, 2017, the detail of payments charged to the line of single series bonds, second issue is as follows:

Payments made	9/30/2018	12/31/2017
	ThUS$	ThUS$
Interest payment	6,875	13,750

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	133

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Series “M” and “O” bonds

On April 4, 2012, the Company placed two bond series in the domestic market. Series M for UF 1,000,000 (ThUS$46,601) was placed at a term of 5 years with a single payment at the maturity of the term and an annual interest rate of 3.3%. On February 1, 2017, the M bond was canceled.

Payments made	12/31/2017
ThUS$
Principal payment Series M bonds	40,726
Payment of interest, Series M bonds	667

Series O for UF 1,500,000 (ThUS$69,901) was placed at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%.

As of September 30, 2018, and December 31, 2017the Company has made the following payments with a charge to the Series O bonds:

Payments made	9/30/2018	12/31/2017
	ThUS$	ThUS$
Payment of interest, Series O bonds	2,457	2,301

Single series bonds, third issue ThUS$300,000

On April 3, 2013, the Company issued a non-guaranteed bond in the United States with a value of US$300 million. The bond is for a 10-year term with an annual coupon rate of 3.625% and an annual yield of 3.716%. This rate equates to a difference of 180 basis points to comparable US Treasury bonds, The funds raised will be used to refinance long term liabilities and finance general corporate objectives.

As of September 30, 2018, and December 31, 2017, the following payments have been made with a debit to the line of single-series bonds, third issue:

Payments made	9/30/2018	12/31/2017
	ThUS$	ThUS$
Payment of interest	5,437	10,875

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	134

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.4	Financial liabilities, continued

Single series bonds, fourth issuance ThUS$250

On October 23, 2014, the Company informed the CMF that Sociedad Química y Minera de Chile S.A. had agreed to issue and place unsecured bonds of ThUS$250,000 in international markets. These mature in 2025 and have annual interest rate of 4.375%, equivalent to a spread of 215 basis points on comparable US Treasury bonds, which were offered to investors at a price of 99.410% with respect to capital. The aforementioned agreement was agreed on October 23, 2014 and the issuance and placement of such bonds was performed in conformity with the provisions of Rule 144A of the US Securities Act of 1933 and these bonds will not be publicly offered in Chile.

As of September 30, 2018, and December 31, 2017, the following payments have been made.

Payments made	9/30/2018	12/31/2017
	ThUS$	ThUS$
Payment of interest	10,938	10,938

Series “P” bonds

On April 5, 2018, the Company informed the Financial Markets Commission that it had authorized the placement on the stock market of the Series “P” bond with a value of UF 3 million, with a charge to the 10 year Bonds Line registered in the FMC Securities Registry dated December 31, 2008 under number 563.

The Bonds (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be called early by the Company as of the date of placement, that is, as of April 5, 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	135

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.5	Trade and other payables

	9/30/2018			12/31/2017
	Current	Non- current	Total	Current	Non- current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	181,448	-	181,448	195,858	-	195,858
Other accounts payable	330	-	330	422	-	422
Total	181,778	-	181,778	196,280	-	196,280

As of September 30, 2018 and December 31, 2017, the balance of current and past due suppliers is as follows:

Suppliers current on all payments

	Amounts according to payment periods as of 9/30/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	Days	days	Days	days	days	days	ThUS$
Goods	77,111	4,401	412	400	8	-	82,332
Services	18,529	587	52	13	26	-	19,207
Others	53,167	39	6	32	5	-	53,249
Total	148,807	5,027	470	445	39	-	154,788

	Amounts according to payment periods as of 31/12/2017
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	72,567	-	-	-	-	-	72,567
Services	36,855	-	-	-	-	3	36,858
Others	45,104	-	-	-	-	-	45,104
Total	154,526	-	-	-	-	3	154,529

Suppliers past due on payments

	Amounts according to payment periods as of 9/30/2018
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	5,906	647	92	355	273	291	7,564
Services	7,709	174	306	118	228	103	8,638
Others	9,452	468	91	74	178	195	10,458
Total	23,067	1,289	489	547	679	589	26,660

	Amounts according to payment periods as of 12/31/2017
	Up to 30	31 - 60	61 - 90	91 - 120	121 - 365	366 and more	Total
Type of Supplier	days	days	days	days	days	days	ThUS$
Goods	16,693	448	3,965	1,784	1,602	42	24,534
Services	11,704	1,913	547	681	1,325	17	16,187
Others	479	9	13	20	46	41	608
Total	28,876	2,370	4,525	2,485	2,973	100	41,329

Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company, As of September 30, 2018, the Company has purchase orders amounting to ThUS$67,101 (ThUS$41,601 as of December 31, 2017).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	136

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.6	Financial liabilities at fair value through profit or loss

This balance relates to derivative instruments measured at their fair value, which have generated balances against the Company. The detail of this type of instrument is as follows:

Financial liabilities at fair value with an impact on profit or loss	9/30/2018	Effect on profit or loss as of 9/30/2018	12/31/2017	Effect on profit or loss as of 12/31/2017
	ThUS$	ThUS$	ThUS$	ThUS$
Current
Derivative instruments (IRS)	(8)	-	-	-
Total	(8)	-	-	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	137

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.7	Financial asset and liability categories

As of September 30, 2018 and December 31, 2017 there are no balances corresponding to derivative instruments measured at their fair value,

a)	Financial Assets

		9/30/2018			12/31/2017
	Financial	Current	Non-current	Total	Current	Non-current	Total
Description of financial assets	instruments	Amount	Amount	Amount	Amount	Amount	Amount
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent		428,024	-	428,024	630,438	-	630,438
Trade receivables due from related parties		70,862	-	70,862	59,132	-	59,132
Financial assets measured at amortized cost	Term deposits	310,304	74	310,378	360,941	45	360,986
Loans and receivables measured at amortized cost	Trade and other receivables	428,650	2,415	431,065	446,875	1,912	448,787
Total financial assets measured at amortized cost		1,237,840	2,489	1,240,329	1,497,386	1,957	1,499,343

Financial assets at fair value with an impact on profit or loss	Derivative instruments	22,063	27,988	50,051	6,038	8,910	14,948
Financial assets classified as available for sale at fair value through equity	Other investments	-	3,868	3,868	-	33,924	33,924
Total financial assets at fair value		22,063	31,856	53,919	6,038	42,834	48,872
Total financial assets		1,259,903	34,345	1,294,248	1,503,424	44,791	1,548,215

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	138

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.7	Financial asset and liability categories (continued)

b)	Financial liabilities

		9/30/2018			12/31/2017
	Financial	Current	Non-current	Total	Current	Non-current	Total
Description of financial liabilities	instruments	Amount	Amount	Amount	Amount	Amount	Amount
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Trade payables due to related parties		391	-	391	1,365	-	1,365
Financial liabilities at fair value through profit or loss	Derivative instruments	4,741	2,657	7,398	43,266	-	43,266
Financial liabilities at fair value through profit or loss		5,132	2,657	7,789	44,631	-	44,631

Financial liabilities measured at amortized cost	Bank borrowings	864	68,852	69,716	163,568	-	163,568
Financial liabilities measured at amortized cost	Obligations with the public	14,764	1,144,982	1,159,746	13,494	1,031,507	1,045,001
Financial liabilities measured at amortized cost	Trade and other payables	181,778	-	181,778	196,280	-	196,280
Total financial liabilities measured at amortized cost		197,406	1,213,834	1,411,240	373,342	1,031,507	1,404,849
Total financial liabilities		202,538	1,216,491	1,419,029	417,973	1,031,507	1,449,480

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	139

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities

Financial assets and liabilities measured at fair value consist of Options and Forwards hedging the mismatch in the balance sheet and cash flows, Cross Currency Swaps (CCS) to hedge bonds issued in local currency ($/UF), and Interest Rate Swaps (IRS) to hedge LIBOR rate debt issued.

The value of the Company’s assets and liabilities recognized by CCS contracts is calculated as the difference between the present value of discounted cash flows of the asset (pesos/UF) and liability (US$) parts of the derivative. In the case of the IRS, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative, Forwards: Are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract, Options: The value recognized is calculated using the Black-Scholes method.

In the case of CCS, the entry data used for the valuation models are UF, peso, USD and basis swap rates, In the case of fair value calculations for IRS, the FRA (Forward Rate Agreement) rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used, Finally, with options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company, Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation.

The effects on profit or loss of movements in these amounts may be recognized in the caption Finance costs, foreign currency translation gain (loss) or cash flow hedges in the statement of comprehensive income, depending on each particular case.

The fair value measurement of debt is only performed to determine the present market value of secured and unsecured long-term obligations; bonds denominated in local currency (Ch$/UF) and foreign currency (US$), credits denominated in foreign currency (US$), which is classified under Level 2 in the fair value hierarchy established by IFRS.

The value of the Company’s reported liabilities is calculated as the present value of discounted cash flows at market rates at the time of valuation, taking into account the maturity date and exchange rate. The entry data used for the model includes the UF and peso rates, which are obtained using Bloomberg, the well-known financial software company and the ‘Asociación de Bancos e Instituciones Financieras’ (ABIF) (Association of Banks and Financial Institutions’).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	140

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

Fair value hierarchy

The fair value hierarchy is detailed as follows:

a)	Level 1: using quoted prices (unadjusted) only in active markets,

b)	Level 2: when in any phase in the valuation process inputs other than quoted prices have been used in Level 1 that are observable directly in markets.

c)	Level 3: inputs for the asset or liability that are not based on observable market data.

The valuation technique used for determining fair value of our hedging instruments is that indicated in Level 2.

	Fair value	Measurement methodology
	9/30/2018	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Shares	3,848	3,848	-	-
Non-hedging derivatives
Forwards	1,942	-	1,942	-
Options	3,481	-	3,481	-
Hedging derivatives
Swaps	43,387	-	43,387	-
Deposits, more than 90 days	310,304	-	310,304	-
Other	1,334	-	1,334	-
Financial liabilities
Non-hedging derivatives
Forwards	622	-	622	-
Options	46	-	46	-
Hedging derivatives
Swaps	5,489	-	5,489	-
Bank loans	70,864	-	70,864	-
Non-guaranteed bonds	1,168,522	-	1,168,522	-
Other	(8,682)	-	(8,682)	-

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	141

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.8	Fair value measurement of assets and liabilities, continued

	Fair value	Measurement methodology
	12/31/2017	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$
Financial assets
Investment
Investment SQM Australia	24,746	24,746	-	-
Shares	9,159	9,159	-	-
Non-hedging derivatives
Forwards	2,744	-	2,744	-
Options	110	-	110	-
Swaps	3,184	-	3,184	-
Hedging derivatives
Swaps	8,726	-	8,726	-
Deposits, more than 90 days	360,941		360,941	-
Other	249	-	249	-
Financial liabilities
Non-hedging derivatives
Forwards	5,534	-	5,534	-
Options	445	-	445	-
Hedging derivatives
Swaps	37,287	-	37,287	-
Bank loans	163,568	-	163,568	-
Non-guaranteed bonds	1,039,956	-	1,039,956	-
Other	5,945	-	5,945	-

14.9	Financial assets pledged as a guarantee

On November 4, 2004, Isapre Norte Grande maintains a guarantee equivalent to the total amount owed to its members and healthcare providers, which is managed and maintained by Banco de Chile.

As of September 30, 2018 and December 31, 2017, assets pledged as guarantees are as follows:

Restricted cash	9/30/2018	12/31/2017
	ThUS$	ThUS$
Isapre Norte Grande Ltda,	771	771
Total	771	771

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.10	Estimated fair value of financial instruments and financial derivatives

As required by IFRS 7, the following information is presented for the disclosure of the estimated fair value of financial assets and liabilities.

Although inputs represent Management's best estimate, they are subjective and involve significant estimates related to the current economic and market conditions, as well as risk features.

Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:

-	Cash equivalent approximates fair value due to the short-term maturities of these instruments.

-	The fair value of trade receivables, current is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.

-	The fair value of other current financial liabilities is considered to be equal to their carrying values.

-	For interest-bearing liabilities with original maturity of more than a year, fair values are calculated by discounting contractual cash flows at their original current market rates with similar terms.

-	The fair value of debt is considered in Level 2.

-	For forward and swap contracts, fair value is determined using quoted market prices of financial instruments with similar characteristics.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	143

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 14	Financial instruments (continued)

14.10	Estimated fair value of financial instruments and financial derivatives, continued

The detail of the Company’s instruments at carrying value and estimated fair value is as follows:

	9/30/2018		12/31/2017
	Carrying value	Fair value	Carrying value	Fair value
	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalents	428,024	428,024	630,438	630,438
Current trade and other receivables	428,650	428,650	446,875	446,875
Receivables due from related parties, current	70,862	70,862	59,132	59,132
Other financial assets, current:
- Time deposits	310,304	310,304	360,941	360,941
- Derivative instruments	5,423	5,423	6,038	6,038
- Hedging assets	16,640	16,640	-	-
Total other current financial assets	332,367	332,367	366,979	366,979
Non-Current Trade Receivables	2,415	2,415	1,912	1,912
Other non-current financial assets:	31,930	31,930	42,879	42,879
Total other non-current financial assets:	31,930	31,930	42,879	42,879
Other financial liabilities, current:
- Bank loans	864	864	163,568	163,568
- Derivative instruments	668	668	5,979	5,979
- Hedging liabilities	4,073	4,073	37,287	37,287
- Unsecured obligations	14,764	14,764	13,494	13,494
Other financial liabilities, current	20,369	20,369	220,328	220,328
Current and non-current accounts payable	181,778	181,778	196,280	196,280
Payables due to related parties, non-current	391	391	1,365	1,365
Other non-current financial liabilities:
- Bank loans	68,852	73,562	-	-
- Unsecured obligations	1,144,982	1,239,875	1,031,507	1,131,639
- Non-current hedging liabilities	2,657	2,657	-	-
Other non-current financial liabilities:	1,216,491	1,316,094	1,031,507	1,131,639

All the fair value estimates are included in levels 1 and 2.

Note 14	Financial instruments (continued)

14.11	Nature and scope of risks arising from financing instruments

As indicated in paragraphs 33 to 42 of IFRS 7 the disclosure of information associated with the nature and scope of risks arising from financial instruments is presented in Note 4 - Financial Risk Management.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	144

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 15	Intangible assets and goodwill

15.1	Balances

	6/30/2018	12/31/2017
	ThUS$	ThUS$
Intangible assets other than goodwill	128,152	113,787
Goodwill (1)	34,758	44,177
Total	162,910	157,964

15.2	Disclosures on intangible assets and goodwill

Intangible assets relate to goodwill, water rights, trademarks, industrial patents, rights of way, software, and mining claims which correspond to exploitation rights acquired from third-parties.

Balances and movements in the main classes of intangible assets as of September 30, 2018 and December 31, 2017 are detailed as follows:

		9/30/2018
Intangible assets and goodwill	Useful life	Gross amount	Accumulated Amortization	Net Value
		ThUS$	ThUS$	ThUS$

Software	Finite	28,665	(24,706)	3,959
Intellectual property rights, patents and other industrial property rights, service	Finite	1,252	(1,087)	165
Mining property, water rights and rights of way.	Indefinite	122,285	(59)	122,226
Customer-related intangible assets	Indefinite	1,648	-	1,648
Other intangible assets	Indefinite	154	-	154
Intangible assets other than goodwill		154,004	(25,852)	128,152
Goodwill	Indefinite	34,758	-	34,758
Total intangible assets and goodwill		188,762	(25,852)	162,910

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	145

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

		12/31/2017
Intangible assets and goodwill	Useful life	Gross amount	Accumulated Amortization	Net Value
		ThUS$	ThUS$	ThUS$

Software	Finite	25,060	(19,769)	5,291
Intellectual property rights, patents and other industrial property rights, service	Finite	1,250	(1,061)	189
Mining property, water rights and rights of way	Indefinite	106,358	-	106,358
Customer-related intangible assets	Indefinite	1,778	-	1,778
Other intangible assets	Indefinite	171	-	171
Intangible assets other than goodwill		134,617	(20,830)	113,787
Goodwill	Indefinite	44,177	-	44,177
Total intangible assets and goodwill		178,794	(20,830)	157,964

a)	Estimated useful lives or amortization rates used for finite identifiable intangible assets

Finite useful life measures the length of, or number of production or similar units constituting that useful life.

The estimated useful life for software is 2-6 years, for other assets with a finite useful life, the useful life over which they are amortized corresponds to the periods defined by the contracts or rights from which they originate.

Intellectual property rights, patents and other industrial property rights, service and exploitation rights, mainly relate to water rights and have a finite useful life to the extent to which they are subject to a fixed-term contract or otherwise they are considered to be indefinite.

b)	Method used to express the amortization of identifiable intangible assets (life or rate)

The recoverable value of the cash-generating unit has been determined based on a calculation of value-in-use using cash flow projections for a period of 5 years, plus perpetuity. The present value of future cash flows generated by these assets was calculated given a variation in sales volumes, market prices and costs, discounted at a WACC rate of 8.04%.

The Company has mining property and concession rights from the Chilean State for the exploration and extraction of caliche and brine. These rights have not incurred an initial cost beyond registration costs. Meanwhile, the Company has acquired mining concessions from third parties other than the Chilean State, which have been registered at the acquisition cost. Therefore, the mining claims from CORFO must eventually be returned, which is why they are amortized until the end of the lease agreement in December 2030.

Expenses prior to obtaining the mining concessions are recognized in profit or loss for the year in which they are incurred.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	146

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

c)	Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful lives or amortization rate	Minimum life or rate	Maximum life or rate

Mining property, water rights and rights of way	Indefinite	Indefinite
Intangible assets other than goodwill	Indefinite	Indefinite
Intellectual property rights, patents and other industrial property rights, service and exploitation rights	1 year	16 years
Trademarks	1 year	5 years
Software	2 years	6 years

The following table shows the movements in goodwill as of September 30, 2018:

Company	Goodwill 01/01/2018	Additional recognition	Impairment losses	Transferred to available for sale	Goodwill 06/30/2018
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	3,214	-	(3,214)	-	-
SQM S.A.	22,255	-	-	-	22,255
SQM Investment Corporation	86	-	-	-	86
Soquimich Comercial S.A.	320	-	-	-	320
Soquimich European Holding	11,373	-	-	-	11,373
SQM Potasio S.A.	6,929	-	-	(6,205)	724
Total	44,177	-	(3,214)	(6,205)	34,758

d)	Information to be disclosed on assets generated internally

The Company has no intangible assets generated internally,

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	147

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

e)	Movements in identifiable intangible assets as of September 30, 2018:

Movements in identifiable intangible assets, gross	Trademarks	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Intellectual property rights, patents and other industrial property rights, service, rights of way	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	25,060	1,250	106,358	1,778	171	44,177	178,794
Additions	940	3	16,289	-	11	-	17,243
Increases (decreases) for transfers	-	-	-	-	-	-	-
Other increases / decreases for foreign currency exchange rates	(3)	(1)	(2)	-	-	-	(6)
(-) Impairment losses recognized in profit or loss for the year	-	-	(1,654)	(225)	-	(3,214)	(5,093)
Transferred to available for sale	-	-	-	-	-	(6,205)	(6,205)
Other increases (decreases)	2,668	-	1,294	95	(28)	-	4,029
Total increases (decreases)	3,605	2	15,927	(130)	(17)	(9,419)	9,968
Final balance	28,665	1,252	122,285	1,648	154	34,758	188,762

Accumulated amortization Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	(19,769)	(1,061)	-	-	-	-	(20,830)
Additions	-	-	-	-	-	-	-
Other increases / decreases for foreign currency exchange rates	3	-	-	-	-	-	3
Amortization	(2,106)	(26)	(59)	-	-	-	(2,191)
Other increases (decreases)	(2,834)	-	-	-	-	-	(2,834)
Total increases (decreases)	(4,937)	(26)	(59)	-	-	-	(5,022)
Final balance	(24,706)	(1,087)	(59)	-	-	-	(25.852)

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

f)	Movements in identifiable intangible assets as of September 30, 2018, continued

Net value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	5,291	189	106,358	1,778	171	44,177	157,964
Additions	940	3	16,289	-	11	-	17,243
Increases (decreases) for transfers	-	-	-		-	-	-
Amortization	(2,106)	(26)	(59)	-	-	-	(2,191)
Impairment losses recognized in profit or loss for the year	-	-	(1,654)	(225)	-	(3,214)	(5,093)
Other increases / decreases for foreign currency exchange rates	-	(1)	(2)	-	-	-	(3)
Transferred to available for sale	-	-	-	-	-	(6,205)	(6,205)
Other increases (decreases)	(166)	-	1,294	95	(28)	-	1,195
Total increases (decreases)	(1,332)	(24)	15,868	(130)	(17)	(9,419)	4,946
Final balance	3,959	165	122,226	1,648	154	34,758	162,910

g)	Movements in identifiable intangible assets as of December 31, 2017:

Gross value Movements in Identifiable intangible assets	IT programs	Intellectual property rights, patents and other industrial property rights, service. Finite	Mining property, water rights and rights of way Indefinite	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	23,280	1,483	106,436	2,942	-	37,972	172,113
Additions	939	8	-	-	171	6,205	7,323
Increases (decreases) for transfers	-	-	(205)	-	-	-	(205)
(-) Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-
Other increases (decreases)	841	(241)	127	(1,164)	-	-	(437)
Total increases (decreases)	1,780	(233)	(78)	(1,164)	171	6,205	6,681
Final balance	25,060	1,250	106,358	1,778	171	44,177	178,794

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	149

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 15	Intangible assets and goodwill (continued)

15.2	Disclosures on intangible assets and goodwill, continued

g)	Movements in identifiable intangible assets as of December 31, 2017:

Movements in identifiable intangible assets, accumulated amortization	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	(16,234)	(1,023)	-	-	-	-	(17,257)
Additions	-	-	-	-	-	-	-
Amortization	(2,653)	(38)	-	-	-	-	(2,691)
Other increases (decreases)	(882)	-	-	-	-	-	(882)
Total Increases (decreases)	(3,535)	(38)	-	-	-		(3,573)
Final balance	(19,769)	(1,061)	-	-	-	-	(20,830)

Movements in identifiable intangible assets, net	Software	Intellectual property rights, patents and other industrial property rights, service, rights of way	Mining property, water rights and rights of way. Indefinite.	Customer- related intangible assets	Other intangible assets	Goodwill	Identifiable intangible assets
	ThUS$	ThUS$	ThUS$		ThUS$	ThUS$	ThUS$
Opening balance	7,046	460	106,436	2,942	-	37,972	154,856
Additions	939	8	-	-	171	6,205	7,323
Increases (decreases) for transfers	-	-	(205)	-	-	-	(205)
Amortization	(2,653)	(38)	-	-	-	-	(2,691)
Impairment	-	-	-	-	-	-	-
Increases (decreases) for transfers	-	-	-		-	-	-
Other increases (decreases)	(41)	(241)	127	(1,164)	-	-	(1,319)
Total Increases (decreases)	(1,755)	(271)	(78)	(1,164)	171	6,205	3,108
Final balance	5,291	189	106,358	1,778	171	44,177	157,964

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 16	Property, plant and equipment

As of September 30, 2018 and December 31, 2017, the detail of property, plant and equipment is as follows:

16.1	Types of property, plant and equipment

Description of types of property, plant and equipment	9/30/2018 ThUS$	12/31/2017 ThUS$
Property, plant and equipment, net
Land	24,721	24,900
Buildings	212,290	230,319
Other property, plant and equipment	22,732	24,862
Transport equipment	2,878	3,257
Supplies and accessories	2,532	1,872
Office equipment	480	487
Network and communication equipment	684	1,050
Mining assets	12,634	16,237
IT equipment	4,323	3,401
Energy generating assets	6,515	7,861
Constructions in progress	286,122	165,054
Machinery, plant and equipment (1)	857,275	950,054
Total	1,433,186	1,429,354
Property, plant and equipment, gross
Land	24,721	24,900
Buildings	614,203	610,264
Other property, plant and equipment	239.403	244,831
Transport equipment	11,315	11,195
Supplies and accessories	21,583	19,498
Office equipment	11,271	11,105
Network and communication equipment	7,368	7,356
Mining assets	131,853	129,028
IT equipment	28,888	27,038
Energy generating assets	36,870	36,643
Constructions in progress	286,122	165,054
Machinery, plant and equipment	2,972,498	2,938,287
Total	4,386,095	4,225,199

Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(401,913)	(379,945)
Accumulated depreciation and impairment of other property, plant and equipment	(216,671)	(219,969)
Accumulated depreciation and impairment of transport equipment	(8,437)	(7,938)
Accumulated depreciation and impairment of supplies and accessories	(19,051)	(17,626)
Accumulated depreciation and impairment of office equipment	(10,791)	(10,618)
Accumulated depreciation and impairment of network and communication equipment	(6,684)	(6,306)
Accumulated depreciation and impairment of mining assets	(119,219)	(112,791)
Accumulated depreciation and impairment of IT equipment	(24,565)	(23,637)
Accumulated depreciation and impairment of energy generating assets	(30,355)	(28,782)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,115,223)	(1,988,233)
Total	(2,952,909)	(2,795,845)

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 16	Property, plant and equipment, (continued)

16.1	Types of property, plant and equipment, continued

(1)	The detail of machinery, plant and equipment is as follows:

Description of classes of property, plant and equipment	9/30/2018 ThUS$	12/31/2017 ThUS$
Property, plant and equipment, net
Pumps	25,647	33,614
Conveyor belt	22,153	24,832
Crystallizer	14,054	15,519
Plant equipment	165,187	186,885
Water tanks	9,705	11,296
Filter	16,825	18,572
Facilities/electrical equipment	95,865	105,600
Other machinery, plant and equipment	63,249	72,812
Piping	100,381	113,641
Pond	256,092	275,731
Well	39,719	46,802
Parts	48,398	44,750
Total	857,275	950,054

* The net balance of other machinery, plant and equipment includes capitalized site closure expenses of ThUS$13,195 as of September 30, 2018 and ThUS$14,104 as of December 31, 2017.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type:

Reconciliation of changes in property, plant and equipment by class as of September 30, 2018 and December 31, 2017:

Reconciliation of changes in property, plant and equipment by class as of September 30, 2018, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199
Changes
Additions	-	26	676	-	11	2	-	-	373	-	188,484	937	190,509
Disposals	-	(38)	(6,250)	(51)	-	-	-	-	-	-	-	(1,000)	(7,339)
Increase (decrease) in foreign currency translation difference	(38)	(81)	(4)	(2)	(11)	(4)	-	-	(7)	-	-	(90)	(237)
Reclassifications	-	4,032	2,644	173	2,153	169	12	2,825	1,213	227	(42,291)	28,845	2
Other increases (decreases) (*)	-	-	(2,494)	-	(68)	(1)	-	-	271	-	(19,028)	5,519	(15,801)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	(6,097)	-	(6,238)
Total changes	(179)	3,939	(5,428)	120	2,085	166	12	2,825	1,850	227	121,068	34,211	160,896
Closing balance	24,721	614,203	239,403	11,315	21,583	11,271	7,368	131,853	28,888	36,870	286,122	2,972,498	4,386,095

Reconciliation of changes in property, plant and equipment by class as of September 30, 2018, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)
Changes
Disposals	-	48	6,250	8	-	-	-	-	-	-	-	1,010	7,316
Depreciation expense	-	(22,316)	(4,682)	(539)	(1,360)	(195)	(362)	(6,428)	(791)	(1,580)	-	(125,245)	(163,498)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(1,390)	(1,390)
Increase (decrease) in foreign currency translation difference	-	25	3	1	7	2	-	-	(1)	-	-	36	73
Reclassifications	-	247	(458)	-	(85)	(16)	(20)	-	94	1	-	237	-
Other increases (decreases) (*)	-	28	2,185	31	13	36	4	-	(230)	6	-	(1,638)	435
Decreases for classification as held for sale (1)	-	-	-	-	-	-	-	-	-	-	-	-	-
Total changes	-	(21,968)	3,298	(499)	(1,425)	(173)	(378)	(6,428)	(928)	(1,573)	-	(126,990)	(157,064)
Closing balance	-	(401,913)	(216,671)	(8,437)	(19,051)	(10,791)	(6,684)	(119,219)	(24,565)	(30,355)	-	(2,115,223)	(2,952,909)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	153

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of September 30, 2018, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354
Changes
Additions	-	26	676	-	11	2	-	-	373	-	188,484	937	190,509
Disposals	-	10	-	(43)	-	-	-	-	-	-	-	10	(23)
Depreciation expense	-	(22,316)	(4,682)	(539)	(1,360)	(195)	(362)	(6,428)	(791)	(1,580)	-	(125,245)	(163,498)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(1,390)	(1,390)
Increase (decrease) in foreign currency translation difference	(38)	(56)	(1)	(1)	(4)	(2)	-	-	(8)	-	-	(54)	(164)
Reclassifications	-	4,279	2,186	173	2,068	153	(8)	2,825	1,307	228	(42,291)	29,082	2
Other increases (decreases) (*)	-	28	(309)	31	(55)	35	4	-	41	6	(19,028)	3,881	(15,366)
Decreases for classification as held for sale (1)	(141)	-	-	-	-	-	-	-	-	-	(6,097)	-	(6,238)
Total changes	(179)	(18,029)	(2,130)	(379)	660	(7)	(366)	(3,603)	922	(1,346)	121,068	(92,779)	3,832
Closing balance	24,721	212,290	22,732	2,878	2,532	480	684	12,634	4,323	6,515	286,122	857,275	1,433,186

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate. 2) the variation representing the purchase and use of materials and spare parts. 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets. 4) Software that is reclassified to Intangibles.

(1) Any property, plant and equipment (disposal group) that, at the closing date of the financial statements, is subject to a commitment for sale or where the sales process has been initiated and where the sale is expected to occur within twelve months of that date, is classified by the Company as non-current assets held for sale.

These assets or disposal groups are valued at the lower of carrying amount or the estimated sales value less the costs to sell and stop being amortized from the moment they are classified as non-current assets held for sale.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	154

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, gross amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	582,082	253,555	10,819	18,259	17,731	7,522	158,514	20,316	34,812	170,710	2,833,819	4,140,841
Changes
Additions	-	189	541	-	115	42	12	-	899	122	149,133	10,747	161,800
Disposals	-	(59)	(11,623)	(321)	-	(23)	-	(30,082)	(57)	-	-	(3,374)	(45,539)
Increase (decrease) in foreign currency translation difference	45	103	3	1	-	-	-	-	(2)	-	1	118	269
Reclassifications	-	23,336	8,255	696	1,044	172	123	596	122	1,709	(135,988)	99,744	(191)
Other increases (decreases) (*)	(7,436)	4,669	(5,900)	-	80	(6,817)	(301)	-	5,760	-	(18,802)	(2,767)	(31,514)
Decreases for classification as held for sale (1)	(411)	(56)	-	-	-	-	-	-	-	-	-	-	(467)
Total changes	(7,802)	28,182	(8,724)	376	1,239	(6,626)	(166)	(29,486)	6,722	1,831	(5,656)	104,468	84,358
Closing balance	24,900	610,264	244,831	11,195	19,498	11,105	7,356	129,028	27,038	36,643	165,054	2,938,287	4,225,199

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, accumulated depreciation	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	-	(344,497)	(227,138)	(7,464)	(16,486)	(14,089)	(5,836)	(133,871)	(19,950)	(26,621)	-	(1,812,179)	(2,608,131)
Changes
Disposals	-	58	11,622	312	-	3	-	30,083	25	-	-	3,210	45,313
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(170,565)	(227,160)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(5,205)	(5,205)
Increase (decrease) in foreign currency translation difference	-	(35)	(3)	(2)	-	-	-	-	(11)	-	-	(58)	(109)
Reclassifications	-	(62)	38	(32)	(110)	(69)	(25)	-	(46)	26	-	344	64
Other increases (decreases) (*)	-	(2,102)	2,271	(22)	17	3,894	220	1,635	(2,746)	(3)	-	(3,780)	(616)
Decreases for classification as held for sale (1)	-	(1)	-	-	-	-	-	-	-	-	-	-	(1)
Total changes	-	(35,448)	7,169	(474)	(1,140)	3,471	(470)	21,080	(3,687)	(2,161)	-	(176,054)	(187,714)
Closing balance	-	(379,945)	(219,969)	(7,938)	(17,626)	(10,618)	(6,306)	(112,791)	(23,637)	(28,782)	-	(1,988,233)	(2,795,845)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	155

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 16	Property, plant and equipment (continued)

16.2	Reconciliation of changes in property, plant and equipment by type, continued:

Reconciliation of changes in property, plant and equipment by class as of December 31, 2017, net amount	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Property, plant and equipment
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance	32,702	237,585	26,417	3,355	1,773	3,642	1,686	24,643	366	8,191	170,710	1,021,640	1,532,710
Changes
Additions	-	189	541	-	115	42	12	-	899	122	149,133	10,747	161,800
Disposals	-	(1)	(1)	(9)	-	(20)	-	1	(32)	-	-	(164)	(226)
Depreciation expense	-	(33,306)	(6,759)	(730)	(1,047)	(357)	(665)	(10,638)	(909)	(2,184)	-	(170,565)	(227,160)
Impairment	-	-	-	-	-	-	-	-	-	-	-	(5,205)	(5,205)
Increase (decrease) in foreign currency translation difference	45	68	-	(1)	-	-	-	-	(13)	-	1	60	160
Reclassifications	-	23,274	8,293	664	934	103	98	596	76	1,735	(135,988)	100,088	(127)
Other increases (decreases) (*)	(7,436)	2,567	(3,629)	(22)	97	(2,923)	(81)	1,635	3,014	(3)	(18,802)	(6,547)	(32,130)
Decreases for classification as held for sale (1)	(411)	(57)	-	-	-	-	-	-	-	-	-	-	(468)
Total changes	(7,802)	(7,266)	(1,555)	(98)	99	(3,155)	(636)	(8,406)	3,035	(330)	(5,656)	(71,586)	(103,356)
Closing balance	24,900	230,319	24,862	3,257	1,872	487	1,050	16,237	3,401	7,861	165,054	950,054	1,429,354

(*) The net balance of other increases (decreases) corresponds to all those items that are reclassified to or from property, plant and equipment, They can have the following origin:1) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate. 2) the variation representing the purchase and use of materials and spare parts. 3) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets. 4) assets for retirement obligations and 5) Software that is reclassified to Intangibles.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	156

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 16	Property, plant and equipment (continued)

16.3	Detail of property, plant and equipment pledged as guarantee

There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.

16.4	Impairment of assets

As indicated in Note 3,28 to the financial statements, the recoverable amount of property, plant and equipment is measured provided that there is an indication that the asset could be impaired. As of September 30, 2018, impairment of ThUS$1,390 was recorded, while impairment of ThUS$5,205 was recorded as of December 31, 2017.

16.5	Información adicional

Capitalized interest

As of September 30, 2018, capitalized interest totaled ThUS$3,766, while for the period January to December 2017, this item totaled ThUS$4,382.

No borrowing costs are capitalized for periods beyond the normal period for acquiring, constructing or installing an asset such as delays, interruptions or temporary suspension of projects due to technical, financial or other problems that render the asset unusable.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	157

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 17	Other current and non-current non-financial assets

As of September 30, 2018, and December 31, 2017, the detail of other current and non-current assets is as follows:

Other non-financial assets, current	9/30/2018	12/31/2017
	ThUS$	ThUS$
Domestic Value Added Tax	20,455	7,488
Foreign Value Added Tax	6,258	5,122
Prepaid mining licenses	3,323	1,205
Prepaid insurance	2,243	2,446
Other prepayments	3,403	1,443
Refund of Value Added Tax to exporters	107	4,937
Other taxes	3.533	4,027
Other assets	258	215
Total	39,580	26,883

Other non-financial assets, non-current	9/30/2018	12/31/2017
	ThUS$	ThUS$
Stain development expenses and prospecting expenses (1)	24,396	17,721
Guarantee deposits	746	771
Other assets	670	770
Total	25,812	19,262

1)	Reconciliation of changes in assets for exploration and mineral resource evaluation, by type

Movements in assets for the exploration and evaluation of mineral resources as of September 30, 2018, and December 31, 2017:

Reconciliation	9/30/2018	12/31/2017
	ThUS$	ThUS$

Opening balance	17,721	23,008
Changes
Additions, other than business combinations	8,546	-
Reclassifications	1,566	595
Increase (decrease) due to transfers and other charges	(3,437)	(5,882)
Total changes	6,675	(5,287)
Total	24,396	17,721

As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	158

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 18	Employee benefits

18.1	Provisions for employee benefits

Classes of benefits and expenses by employee	9/30/2018	12/31/2017
	ThUS$	ThUS$
Current
Profit sharing and bonuses	14,669	22,421
Total	14,669	22,421

Non-current
Profit sharing and bonuses	9,478	6,487
Severance indemnity payments	26,977	27,445
Total	36,455	33,932

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	159

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 18	Employee benefits (continued)

18.2	Policies on defined benefit plan

This policy is applied to all benefits received for services provided by the Company's employees.

Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g.,, healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months.

The Company only provides compensation and benefits to active employees, with the exemption of SQM North America, which applies the definitions under 18,4 below.

SQM maintains incentive programs for its employees based on their personal performance, the Company’s performance and other short-term and long-term indicators.

For each incentive bonus delivered to the Company’s employees, there will be a disbursement in the first quarter of the following year and this will be calculated based on profit for the period at the end of each period applying a factor obtained subsequent to each employee’s appraisal process.

Employee benefits include retention bonuses for the Company’s executives, which are linked to the Company’s share price and are paid in cash, The short-term portion is presented as a provision for current employee benefits and the long-term portion as non-current.

Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms, In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g., retirement, dismissal, voluntary retirement, incapacity or disability, death, etc.

Law No, 19,728 published on May 14, 2001 which became effective on October 1, 2002 required “Compulsory Unemployment Insurance” in favor of all dependent employees regulated by the Chilean Labor Code, Article 5 of this law established that this insurance is paid through monthly contribution payments by both the employee and the employer.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	160

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 18	Employee benefits (continued)

18.3	Other long-term benefits

The other long-term benefits relate to staff severance indemnities and are recorded at their actuarial value, and an executive compensation plan (see Note 16).

Staff severance indemnities at actuarial value	9/30/2018	12/31/2017
	ThUS$	ThUS$
Staff severance indemnities, Chile	26,543	25,893
Executive severance plan	9,478	6,487
Severance for foreigners	434	1,552
Total other non-current liabilities	36,455	33,932

The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.

Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded, The discount interest rate of expected flows to be used was 4,89%.

Benefit payment conditions

The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death, This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1,980.

Methodology

The Company’s benefits obligation under IAS 19 Projected Benefit Obligation (PBO) is determined as follows:

To determine the Company's total liability, we used computer software to develop a mathematical simulation model using the data for each individual employee.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	161

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 18	Employee benefits (continued)

18.3	Other long-term benefits, continued

This model considered months as discrete time; i.e., the Company determined the age of each person and his/her salary on a monthly basis according to the growth rate. This, information on each person was simulated from the beginning of his/her employment contract or when he/she started earning benefits up to the month in which he/she reaches normal retirement age, generating in each period the possible retirement according to the Company’s turnover rate and the mortality rate according to the age reached. When he/she reaches the retirement age, the employee finishes his/her service for the Company and receives a retirement indemnity.

The methodology followed to determine the accrual for all the employees covered by agreements took account of the turnover rates and the mortality rate RV-2009 established by the CMF to calculate pension-related life insurance reserves in Chile according to the Accumulated Benefit Valuation or Accrued Cost of Benefit Method. This methodology is established in IAS 19 on Retirement Benefit Costs.

18.4	Post-employment benefit obligations

Our subsidiary SQM North America, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.

Since 2003, SQM North America offers to its employees benefits related to pension plans based on the 401-K system, which do not generate obligations for the Company.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	162

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 18	Employee benefits (continued)

18.5	Staff severance indemnities

As of September 30, 2018 and 2016, severance indemnities calculated at the actuarial value are as follows:

	9/30/2018 ThUS$	12/31/2017 ThUS$
Opening balance	(27,445)	(22,532)
Current cost of service	(1,148)	(934)
Interest cost	(1,308)	(1,488)
Actuarial gain/loss	(709)	(1,144)
Exchange rate difference	2,040	(2,284)
Benefits paid during the year	1,593	937
Balance	(26,977)	(27,445)

a)	Actuarial assumptions

The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

	9/30/2018	12/31/2017

Mortality rate	RV - 2014	RV - 2014
Actual annual interest rate	5,027%	5,114%
Voluntary retirement rate:
Men	6,49%	6,49%	annual
Women	6,49%	6,49%	annual
Salary increase	3,00%	3,00%	annual
Retirement age:
Men	65	65	years
Women	60	60	years

b)	Sensitivity analysis of assumptions

As of September 30, 2018 and December 31, 2017, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis 9/30/2018	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(2,078)	2,542
Employee turnover rate	(263)	293

Sensitivity analysis 12/31/2017	Effect + 100 basis points ThUS$	Effect - 100 basis points ThUS$
Discount rate	(1,991)	2,436
Employee turnover rate	(252)	281

Sensitivity relates to an increase/decrease of 100 basis points.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	163

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 18	Employee benefits (continued)

18.6	Executive compensation plan

The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company, by granting payments based on the change in the price of SQM’s shares. There is a partial payment of the share benefit program in the event of termination of the contract for causes other than the resignation and application of Article 160.

Average Share Price Spread

Plan characteristics

This compensation plan is related to the Company’s performance through the SQM Series B share price (Santiago Stock Exchange).

Plan participants

A total of 39 Company executives are entitled to this plan, provided that they continue to work for the Company through to the end of 2020. The payment dates, if applicable, will be during the first quarter of 2021.

Compensation

The compensation payable to each executive is calculated by multiplying a) by b):

a)	The average price of Series B shares on the Santiago Stock Exchange during the fourth quarter of 2020, at its equivalent amount in dollars (with a maximum amount or limit amount of US$54 per share).

b)	By a number equal to the quantity of shares that have been individually assigned to each executive included in the plan.

This compensation plan was approved by the Company’s Board of Directors and its application started on January 1, 2017.

The effect of the plan considers 510,402 shares reflected as a cost of ThUS$2,991 in the results for the period ending September 30, 2018. As of December 31, 2017, the effect of the plan was 533,476 shares, equal to ThUS$6,487 in costs in the profit or loss for 2017.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	164

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 19	Provisions and other non-financial liabilities

19.1	Types of provisions

	9/30/2018			12/31/2017
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Provision for legal complaints (*)	11,749	3,000	14,749	16,419	3,000	19,419
Provision for dismantling, restoration and rehabilitation cost (**)	-	26,491	26,491	-	26,954	26,954
Other provisions(***)	78,656	-	78,656	47,026	47	47,073
Total	90,405	29,491	119,896	63,445	30,001	93,446

(*) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed. These provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 19.1).

(**) The commitments related to Sernageomin have been incorporated through the issuance of the guarantee for the restoration of the place where the production sites are located.

(***)See Note 19.2

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	165

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 19	Provisions and other non-financial liabilities (continued)

19.2	Description of other provisions

Current provisions, other short-term provisions	9/30/2018	12/31/2017
	ThUS$	ThUS$
Rent under Lease contract with Corfo(*)	61,632	32,331
Provision for additional tax related to foreign loans	599	416
End of agreement bonus	4,390	4,522
Directors’ per diem allowance	2,302	2,630
Provision for subsidiary restructuring	6,000	6,000
Foreign mining company property tax provision	2,689	-
Miscellaneous provisions	1,044	1,127
Total	78,656	47,026
Other long-term provisions
Investments with negative equity	-	47
Total	-	47

(*)Rent for the lease contract with CORFO: This relates to the lease of mining properties that SQM Salar S.A. pays on a quarterly basis to the state entity Corporación de Fomento de la Producción (“Corfo”). The amount payable for the lease is calculated based on the sales of products extracted from the Salar de Atacama. 2018 includes the quarterly payment to Corfo and the provision for contributions to research and development of the communities and regional governments in proportion to the lifetime of the contract and which are paid annually. 2017 includes US$20.4 million corresponding to the payment that forms part of the agreement reached between SQM Salar and Corfo (see note 22.1).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	166

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 19	Provisions and other non-financial liabilities (continued)

19.3	Other current liabilities

Other liabilities non-financial current

Description of other liabilities	9/30/2018	12/31/2017
	ThUS$	ThUS$
Tax withholdings	8,698	7,404
VAT payable	3,304	3,344
Guarantees received	2,638	2,638
Accrual for dividend	83,537	110,529
Monthly tax provisional payments	15,543	11,684
Deferred income	18,440	5,301
Withholdings from employees and salaries payable	6,232	6,725
Accrued vacations (*)	20,070	19,042
Other current liabilities	5,591	2,137
Total	164,053	168,804

(*) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days, The Company provides the benefit of two additional vacation days.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	167

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 19	Provisions and other non-financial liabilities (continued)

19.4	Changes in provisions

Description of items that gave rise to variations as	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
of 9/30/2018	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	19,419	26,954	47,073	93,446
Changes in provisions:
Additional provisions	750	1,889	71,847	74,486
Provision used	(5,420)	(2,352)	(40,208)	(47,980)
Increase(decrease) in foreign currency exchange	-	-	-	-
others	-	-	(56)	(56)
Total Increase (decreases)	(4,670)	(463)	31,583	26,450
Total provisions, final balance	14,749	26,491	78,656	119,896

Description of items that gave rise to variations as	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
of 12/31/2017	ThUS$	ThUS$	ThUS$	ThUS$

Total provisions, initial balance	23,867	5,890	21,089	50,846
Changes in provisions:
Additional provisions	6,352	21,064	33,507	60,923
Provision used	(10,800)	-	(7,538)	(18,338)
Increase(decrease) in foreign currency exchange	-	-	9	9
Others	-	-	6	6
Total Increase (decreases)	(4,448)	21,064	25,984	42,600
Total provisions, final balance	19,419	26,954	47,073	93,446

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	168

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	Disclosures on equity

The detail and movements in the funds of equity accounts are shown in the consolidated statement of changes in equity.

20.1	Capital management

The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of SQM.

Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establish a maximum consolidated indebtedness level of 1,5 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.

In addition, capital management must comply with the external capital requirements (or covenants) imposed in its financial obligations, which regulate the indebtedness level to 1,2 times, its strictest level.

In conjunction with the level of indebtedness, it is also important for the Company to maintain a comfortable profile of maturities for its financial obligations, in order to oversee the relation between its short-term financial obligations and the long-term maturities, and the relation they have with the Company’s asset distribution. Consequently, the Company has maintained a liquidity level of 3 times during the last periods.

The Company’s management controls capital management based on the following ratios:

CAPITAL MANAGEMENT	9/30/2018	12/31/2017	Description (1)	Calculation (1)
Net Financial Debt ThUS$	448,481	245,508	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	4.34	3.29	Current Asset divided by Current Liability	Total Current Assets / Total Current Liabilities
Net Debt / Capitalization	0.17	0.10	Net Financial Debt divided by Total Equity	Net financial debt / ( Net financial debt + Total Equity)
ROE	20.7%	19.1%	Income divided by Total Equity	Total Income / Equity (UH 12 months)
Adjusted EBITDA (ThUS$)	910,724	902,057	Adjusted EBITDA	Profit for the Year + Depreciation and Amortization Expenses + Finance Costs + Income Tax – Other income and Share of profit of associates and joint ventures + Other expenses – Finance income – Currency differences
EBITDA (ThUS$)	892,812	885,440	EBITDA	Profit for the Year + Depreciation and Amortization Expenses + Finance Costs + Income Tax
ROA	21.28%	21.3%	EBITDA – Depreciation divided by Net Total Assets of financial resources less related parties’ investments	(Gross Income – Administrative Expenses)/ (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity-accounted Investees) (UH 12 months)
Indebtedness	0.93	0.91	Total Liability on Equity	Total Liabilities / Total Equity

(1) Assumes the absolute value of the accounting records

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	169

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	Disclosures on equity (continued)

20.1	Capital management, continued

The Company’s capital requirements change according to variables such as working capital needs, new investment financing and dividends, among others, The Company manages its capital structure and makes adjustments on the basis of the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position.

There have been no changes in the capital management objectives or policy within the years reported in this document. No breaches of external requirements of capital imposed (or covenants) have been recorded.

20.2	Disclosures on preferred share capital

Issued share capital is divided into 263,196,524 fully paid and subscribed shares composed of 142,819,552 Series "A" shares and 120,376,972 Series “B” shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.

Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:

(a)	require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and

(b)         require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.

The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.

The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.

The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No. 18,046 and its regulations.

At September 30, 2018 and December 31, 2017, the Group does not hold shares of the Parent Company either directly or through its investees.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	170

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	Disclosures on equity (continued)

20.2	Disclosures on preferred share capital, continued

Detail of types of capital in preference shares:

Type of capital in preferred shares	9/30/2018		12/31/2017
Description of type of capital in preferred shares	Series A	Series B	Series A	Series B
Number of authorized shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of fully subscribed and paid shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of subscribed, partially paid shares	-	-	-	-
Par value of shares in ThUS$	0.9435	2.8464	0.9435	2.8464
Increase (decrease) in the number of current shares	-	-	-	-
Number of current shares	142,819,552	120,376,972	142,819,552	120,376,972
Number of shares owned by the entity or its subsidiaries or associates	-	-	-	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	342,636	134,750	342,636
Amount of premium issuance ThUS$	-	-	-	-
Amount of reserves ThUS$	-	-	-	-
Total number of subscribed shares, total	142,819,552	120,376,972	142,819,552	120,376,972

As of September 30, 2018 and December 31, 2017, the Company has not placed any new issuances of shares on the market.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	171

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity

As of September 30, 2018 and December 31, 2017, this caption comprises the following:

	9/30/2018	12/31/2017
	ThUS$	ThUS$
Reserve for currency exchange conversion	(37,215)	(24,913)
Reserve for cash flow hedges	17,042	2,248
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income	(939)	2,937
Reserve for actuarial gains or losses in defined benefit plans	(5,394)	(5,953)
Other reserves	10,331	11,332
Total other reserves	(16,175)	(14,349)

Reserves for foreign currency translation differences

This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is that of each company’s origin country and the presentation currency is the US dollar.

Reserve for cash flow hedges

The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.

Reserve for gains and losses from financial assets measured at fair value through other comprehensive income

This caption includes investments in shares where the Company has no significant influence and these have accordingly been measured at fair value through equity, In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to profit or loss.

Reserve for actuarial gains or losses in defined benefit plans

For domestic subsidiaries the effects of changes in assumptions are considered, mainly changes in the discount rate.

The subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation of staff severance indemnities using a net salary progressive rate net of adjustments to inflation, mortality and turnover assumptions, deducting the resulting amounts at present value using a 5,5% interest rate for 2017 and 2016.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	172

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity, continued

Movements in other reserves and changes in interest were as follows:

	Foreign currency translation difference	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
Movements	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of 1/1/2017	(19,463)	89	(25)	(5,446)	612	4,813	(1,300)	7,832	(12,175)	(713)	(12,888)

Increase (decrease) in reserves	(5,450)	2,159	-	(1,401)		(26)	-	3,500	(1,218)	-	(1,218)
Deferred taxes	-	-	25	-	282	-	(550)	-	-	(243)	(243)
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 12/31/2017	(24,913)	2,248	-	(6,847)	894	4,787	(1,850)	11,332	(13,393)	(956)	(14,349)

Increase (decrease) in reserves	(12,302)	14,794	-	674		(5,310)	-	(1,001)	(3,145)	-	(3,145)
Deferred taxes	-	-	-	-	(115)	-	1,434	-	-	1,319	1,319
Reclassification of loss in reserves	-	-	-	-	-	-	-	-	-	-	-

Closing balance as of 9/30/2018	(37,215)	17,042	-	(6,173)	779	(523)	(416)	10,331	(16,538)	363	(16,175)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	173

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	Disclosures on equity (continued)

20.3	Disclosures on reserves in equity, continued

Other reserves

This caption corresponds to the legal reserves reported in the individual financial statements of the subsidiaries that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

(*) In the case of SQM Iberian S.A., the balance corresponds to the results obtained in the previous financial year which are presented as forming part of other reserves because of local regulations.

	9/30/2018	12/31/2017
Subsidiary - Associate	ThUS$	ThUS$
SQM Iberian S.A. (*)	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B,V,	614	828
Abu Dhabi Fertilizer Industries WWL(**)	(332)	455
Doktor Tarsa Tarim Sanayi AS	305	305
Total	12,008	13,009

Corresponds to the acquisition of the subsidiary SQM Iberian S.A., which was already under Company ownership at the acquisition date (IAS 27 R).	(1,677)	(1,677)

Total Other reserves	10,331	11,332
El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	174

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	- Disclosures on equity (continued)

20.4	Dividend policies

As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, we must distribute a cash dividend in an amount equal to at least 30% of our consolidated profit for the year ended as of December 31, unless and except to the extent it has a deficit in retained earnings (losses not absorbed in prior years).

On May 23, 2018, the Company’s Board of Directors approved the following:

To pay a provisional dividend equivalent to US$0.43247 per share with a charge to profit for 2018. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on May 31, 2018.

On August 22, 2018, the Board approved payment of a provisional dividend equivalent to US$0.50864 per share with a charge to profit for 2018. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on August 31, 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	175

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	- Disclosures on equity (continued)

20.4	Dividend policies, continued

Dividend policy for commercial year 2018.

The Company has defined the following dividend policy:

(a) To distribute and pay a dividend to the respective shareholders a percentage of the profits to be determined as follows:

-100% of the profit for 2018 if all the following financial parameters are met: (a) that the total of cash and cash equivalents and other current financial assets (“Cash”) divided by the addition of other current financial liabilities (the “Short-term Financial Liabilities”) is equal to or more than 2.5 times, and (b) the total of current liabilities and non-current liabilities (“Total Liabilities”) divided by total equity (“Equity”) is equal to or less than 1.1 times.

-80% of the profit for 2018 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 2.0 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.2 times.

-60% of the profit for 2018 if all the following financial parameters are met: (a) that Cash divided by Short-term Financial Liabilities is equal to or more than 1.5 times, and (b) Total Liabilities divided by Total Equity is equal to or less than 1.3 times.

Should none of these parameters be met, the Company will distribute and pay to the respective shareholders a dividend of 50% of the profit for 2018.

(b) To distribute and pay, if possible, during 2018, three provisional dividends which will be set against the definitive dividend. These provisional dividends will probably be paid in the month following that in which the interim financial statements for March, June and September 2018 are approved. Their amounts will be calculated as follows:

For those provisional dividends with a charge to retained earnings reflected in the interim financial statements as of June 2018, the percentage corresponding to the financial parameters outlined in (a) above will be distributed.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	176

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	Disclosures on equity (continued)

20.4	Dividend policies, continued

-For those provisional dividends with a charge to retained earnings reflected in the interim financial statements as of June 2018, the percentage corresponding to the financial parameters outlined in (a) above will be distributed, discounting the amount of the provisional dividends previously distributed during 2018.

-For those provisional dividends with a charge to retained earnings reflected in the interim financial statements as of September 2018, the percentage corresponding to the financial parameters outlined in (a) above will be distributed, discounting the amount of the provisional dividends previously distributed during 2018.

(c) The amount of these provisional dividends could be higher or lower, provided that, according to the information available to the Board of Directors on the date when their distribution is agreed, this will not have a material and negative effect on the Company's capacity to carry out its approved investments and financing in general and that it complies with the investment and financing policy approved by the Ordinary Shareholders’ Meeting.

(d) For the ordinary meeting held in 2019, the Board of Directors will propose a definitive dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the amount of the provisional dividends previously distributed during 2018.

(e) Any remaining amount from the net profits from 2018 can be retained and used to finance the Company’s own operations or one or more of its investment projects, without prejudice to a possible distribution of dividends charged to accumulated profit that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f) The payment of additional dividends is not being considered.

It must be expressly stated that this dividends policy details the intention of the Board of Directors and its fulfillment depends on the actual profits obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any event, if the dividends policy established by the Board should be subject to any substantial change, the Company will communicate this as a material event.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	177

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	Disclosures on equity (continued)

20.5	Interim and provisional dividends

At the General Ordinary Shareholders' Meeting of April 27, 2018, the shareholders agreed to the payment of a dividend of US$1.62501 per share from the net profit for distribution obtained during the 2017 fiscal year, from which must be discounted the sum of US$1.20533 per share, which was already paid as a provisional dividend. This results in a remaining balance of US$0.41968 per share. This dividend will be paid to shareholders on May 10, 2018.”

“The Ordinary Shareholders’ Meeting held on April 27, 2018 agreed to change the Company’s Dividend Policy for 2017 which was presented to the Ordinary Shareholders’ Meeting held on April 28, 2017, by incorporating a potential dividend of US$100,000,000, equivalent to US$0.37994 per share which would be paid with a charge to the Company’s retained earnings. This dividend was paid to shareholders on May 10, 2018.

On November 22, 2017, the Board approved payment of a provisional dividend equivalent to US$0.42879 per share with a charge to earnings for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on November 30, 2017.

On August 23, 2017, the Board approved payment of a provisional dividend equivalent to US$0.38432 per share with a charge to earnings for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on August 31, 2017.

On May 17, 2017, the Board approved payment of a provisional dividend equivalent to US$0.39222 per share with a charge to earnings for 2017. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on Wednesday, May 31, 2017.

At the General Ordinary Shareholders' Meeting of April 28, 2017, the shareholders agreed to the payment of a dividend of US$1.05735 per share from the net profit for distribution obtained during the 2016 fiscal year, from which must be discounted the sum of US$0.85487 per share, which was already paid as a provisional dividend, resulting in a remaining balance of US$0.20248 per share.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	178

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 20	- Disclosures on equity (continued)

20.5	Interim and provisional dividends, continued

The dividends presented as deducted from equity are as follows:

	9/30/2018 ThUS$	12/31/2017 ThUS$
Dividends attributable to owners of the parent	440	55,501
Provisional dividend	247,698	317,243
Potential dividend	107,871	-
Dividend payable	83,537	110,529
Total	439,546	483,273

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	179

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 21	Earnings per share

Basic earnings per share are calculated by dividing net income attributable to the Company’s shareholders by the weighted average of the number of shares in circulation during that period.

As expressed, earnings per share are detailed as follows:

Basic earnings per share	9/30/2018 ThUS$	9/30/2017 ThUS$

Earnings (losses) attributable to owners of the parent	331,198	317,243

	9/30/2018 Units	12/31/2017 Units
Number of common shares in circulation	263,196,524	263,196,524

	9/30/2018	9/30/2017

Basic earnings per share (US$ per share)	1.2583	1.2053

The Company has not made any operations with a potential dilutive effect that assumes diluted earnings per share are different from the basic earnings per share.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	180

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions

In accordance with note 18,1, the Company has only registered a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:

22.1	Lawsuits and other relevant events

1.	Plaintiff	:	Nancy Erika Urra Muñoz,
	Defendants	:	Fresia Flores Zamorano, Duratec-Vinilit S.A. and the Company and their Insurers.
	Date	:	December 2008.
	Court	:	1st Civil Court of Santiago.
	Reason	:	Labor Accident.
	Status	:	Judgment favorable for the Company. Dated March 11, 2016. Appeal filed by the plaintiff which has not been pronounced on. Awaiting notification of the sentence. case filed on December 28, 2016
	Nominal value	:	ThUS$550.

2.	Plaintiff	:	City of Pomona, California USA.
	Defendant	:	SQM North America Corporation.
	Date	:	December 2010.
	Court	:	United States District Court Central District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	On May 17, 2018 district judge Gary Klausner sentenced in favor of SQM NA following the verdict of the jury with regard to the appeal of the plaintiffs.
	Nominal value	:	ThUS$32,000.

3.	Plaintiff	:	City of Lindsay, California USA.
	Defendant	:	SQM NA and the Company (still not noticed)
	Date	:	December 2010.
	Court	:	United States District Court Eastern District of California.
	Reason	:	Payment of expenses and other amounts related to the treatment of groundwater to allow for its consumption by removing the existing perchlorate in such groundwater that allegedly comes from Chilean fertilizers.
	Status	:	Filing of the case, Processing suspended.
	Nominal value	:	Not possible to determine.
El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	181

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

4.	Plaintiff	:	H&V Van Mele N.V.
	Defendant	:	:NV Euroports, SQM Europe N,V, and its insurance companies,
	Date	:	July 2013.
	Court	:	Commercial Court of Dendermonde,
	Reason	:	Alleged indirect responsibility for the absence of adequate specifications for the SOP–WS by the Belgian distributor.
	Status	:	Sentencing against NV Euroports and subsidy SQM Europe N,V,, for EUR 206,675,91, Appeal presented in November 2017.
	Nominal value	:	ThUS$430.

5.	Plaintiff	:	Carlos Aravena Carrizo et al,
	Defendant	:	SQM Nitratos S.A. (“SQM Nitratos”) and its insurers,
	Date	:	May 2014.
	Court	:	18th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort as a result of an explosion that occurred during 2010 near Baquedano, causing the death of 6 employees.
	Status	:	Summons to hear sentence
	Nominal value	:	ThUS$1,235.

6.	Plaintiff	:	Evt Consulting SpA.
	Defendant	:	SQM Nitratos.
	Date	:	October 2014.
	Court	:	23th Civil Court of Santiago,
	Reason	:	Lawsuit seeking compensation for damages related to the termination of the purchase and sale agreement for metallic structures,
	Status	:	On November 13, 2017, the Santiago Appeals Court sentenced SQM Nitratos S.A. to pay US$304,620. Cassation in form and substance presented before the Supreme Court in December 2017.
	Nominal value	:	ThUS$835.
El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	182

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

7.	Plaintiff	:	SQM Salar and the Company.
	Defendant	:	Seguros Generales Suramericana S.A. (formerly - RSA Seguros Chile S.A.)
	Date	:	August 29, 2016.
	Court	:	Arbitration Court – Arbitrator Mr, Gonzalo Fernández.
	Reason	:	Complaint for forced compliance and collection of indemnification for insurance claim of February 7 and 8, 2013.
	Status	:	Evidence stage.
	Nominal value	:	ThUS$20,658.

8.	Plaintiff	:	Tyne and Wear Pension Fund as represented by the Council of the Borough of South Tyneside acting as Lead Plaintiff.
	Defendant	:	The Company
	Date	:	January 2016.
	Court	:	United States District Court – Southern District of New York.
	Reason	:	Alleged damage to ADS holders of the Company resulting from alleged noncompliance with the securities regulations in the United States by the Company.
	Status	:	Initial stage of disclosure of background information.
	Nominal value	:	Not determined.

9.	Plaintiff	:	Ernesto Saldaña González et al.
	Defendant	:	SQM Salar S.A., SQM Industrial S.A. (“SQM Industrial”) and their insurance companies.
	Date	:	May 2016.
	Court	:	13th Civil Court of Santiago.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from the accident that occurred in July 2014 in the María Elena location.
	Status	:	Summons to hear sentence
	Nominal value	:	ThUS$515.
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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

10.	Plaintiff	:	María Yolanda Achiardi Tapia et al.
	Defendant	:	SQM Salar and its insurance companies and other 5 defendants
	Date	:	February 2015.
	Court	:	1st Civil Court of Antofagasta.
	Reason	:	Lawsuit seeking compensation for damages for alleged civil liability under tort law arising from a traffic accident that occurred in April 2011 in the city of Antofagasta.
	Status	:	Summons to hear sentence.
	Nominal value	:	ThUS$1,265.

11.	Plaintiff	:	The Company
	Defendants	:	AES Gener S.A. (“Gener”) and Empresa Eléctrica Cochrane SpA (“Cochrane”).
	Date	:	May 11, 2017.
	Court	:	Arbitration award in accordance with the arbitration rules established by the Center for Arbitration and Mediation of the Santiago Chamber of Commerce (“CAM).
	Reason	:	Request for the interpretation of an electricity supply agreement alleging the right by the plaintiff to receive a collection in conformity with such agreement.
	Instance	:	Conciliation stage.
	Nominal value	:	Not determined.

12.	Plaintiff	:	Gener and Cochrane.
	Defendant	:	The Company.
	Date	:	May 2017.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Discrepancy with respect to the amount of an alleged right by the plaintiff to receive a collection in conformity with the agreement entered into by the parties.
	Instance	:	Conciliation stage.
	Nominal value	:	Not determined.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

13.	Plaintiffs	:	Employee Union No. 2 of SQN Nitratos Nueva Victoria.
	Defendant	:	SQM Nitratos S.A.
	Date	:	November 23, 2016.
	Court	:	Labor Court of Iquique.
	Reason	:	Lawsuit alleging differences in the calculation of the bonus payable under the collective bargaining agreement.
	Instance	:	On June 20, 2018, the court ruled in favor of SQM Nitratos, and on July 4, 2018 it was certified that this case was closed.
	Nominal value	:	ThUS$385.

14.	Plaintiffs	:	Transportes Buen Destino
	Defendant	:	SQM Salar.
	Date	:	None.
	Court	:	Arbitration in accordance with the rules established by the Center for Arbitration and Mediation (CAM).
	Reason	:	Discrepancies generated in the implementation of the following contracts entered into between TBD and SQM Salar: (i) lithium brine transportation; and (ii) salt transportation.
	Instance	:	The case has not been presented yet.
	Nominal value	:	Undetermined.

15.	Plaintiffs	:	Castillo, Hernán et al.
	Defendants	:	Servicios Integrales de Tránsitos y Transferencias S.A. and SQM Industrial S.A.
	Date	:	September 15, 2017.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit to assert labor rights, seeking collection of wages owed and other amounts.
	Instance	:	On August 24, 2018, a judgment is issued rejecting the application in its entirety. On September 6, 2018, plaintiffs deduct an appeal for nullity before the Santiago Court of Appeals, which is still in branch.
	Nominal value	:	ThUS$1,940.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

16.	Plaintiffs	:	Acosta Tapia, Eloisa del Tránsito and others as successors and assigns of Araya Castillo, Raimundo del Rosario.
	Defendants	:	SQM Salar.
	Date	:	January 19, 2018.
	Court	:	2nd Labor Court of Santiago.
	Reason	:	Lawsuit for damages
for pain and suffering as a result of occupational illness.
	Instance	:	Pending final judgement
	Nominal value	:	ThUS$472.

17.	Plaintiffs	:	Roa Maluenda, Rosa del Carmen as successor and assign of Sánchez Gamboa, Gerónimo Iván.
	Defendants	:	SQM S.A., SQM Nitratos S.A. and SQM Industrial S.A.
	Date	:	January 23, 2018.
	Court	:	1st Labor Court of Santiago.
	Reason	:	Lawsuit for damages.
for pain and suffering as a result of occupational illness.
	Instance	:	On August 21, 2018, the plaintiff completely abandons the filed lawsuit.
	Nominal value	:	ThUS$472.

18.	Appellants	:	Asociación Indígena Consejo Pueblos Atacameños and others.
	Appellees	:	Corfo, the Company, SQM Salar and SQM Potasio S.A.
	Date of appeal	:	February 15, 2018.
	Court	:	Santiago Court of Appeals
	Reason	:	Appeal requesting annulment of amendments to contracts signed by the defendants on January 17, 2018.
	Instance	:	On September 25, the Court of Appeals of Santiago rejected the appeal for protection. On October 12, the Supreme Court ordered the revision of the appeal filed by the appellants.
	Nominal value	:	Undetermined.
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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

19	Plaintiffs:	:	Monroy Castillo, Patricio.
	Defendants	:	SQM Nitratos.
	Date	:	May 5, 2018.
	Court	:	Labor Court of Iquique.
	Reason	:	Lawsuit for damages for consequential damages, loss of earnings and moral damages as a result of an accident at work.
	Instance	:	Final hearing pending.
	Nominal value	:	ThUS$254.

20.	Claimant	:	The Company.
	Defendant	:	Office of the Superintendent of the Environment (“SMA”).
	Date	:	July 20, 2017.
	Court	:	Second Environmental Court of Santiago.
	Reason	:	Appeal against the resolution rejecting the compliance program.
	Instance	:	On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company. Said sentence was the subject of an appeal for cassation, which entered the Supreme Court on August 8, 2018.
	Nominal value	:	Undetermined.

21.	Claimant	:	The Company
	Defendant	:	Office of the Superintendent of the Environment (“SMA”).
	Date	:	January 4, 2018.
	Court	:	First Environmental Court of Antofagasta
	Reason	:	Appeal against urgent, transitory measure
	Instance	:	On October 2018, the First Environmental Court of Antofagasta accepted the claim of the Company, except for the preparation of reports to deepen knowledge of ecosystems.
	Nominal value	:	Undetermined.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

22.	Claimant	:	The Company
	Defendant	:	Office of the Superintendent of the Environment (“SMA”).
	Date	:	May 15, 2018.
	Court	:	First Environmental Court of Antofagasta
	Reason	:	Appeal against urgent, transitory measure
	Instance	:	On October 2018, the First Environmental Court of Antofagasta accepted the claim of the Company, except for the preparation of reports to deepen knowledge of ecosystems.
	Nominal value	:	Undetermined.

23.	Claimant	:	Congresspersons Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruslay Rojas Valderrama et al.
	Defendant	:	CORFO. The entity has intervened as an independent third party.
	Date	:	September 6, 2018.
	Court	:	Special Magistrate, Mr. Alejandro Madrid Crohare.
	Reason	:	To render null and void the contract for the Salar de Atacama Project signed between CORFO and SQM Salar.
	Instance	:	Pending ruling on dilatory pleas and independent third-party status of companies and subsidiaries.
	Nominal value	:	Undetermined.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.1	Lawsuits and other relevant events, continued

The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$1,2 million.

The Company has made efforts and continues making efforts to obtain payment of certain amounts that are still owed it on occasion of their activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.

The Company and its subsidiaries have received no legal notice on lawsuits other than those indicated above, which exceed US$0,2 million.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.2	Restrictions to management or financial limits

Contracts subscribed the issuance of bonuses in the local and international market require the Company to comply with the following level of consolidated financial indicators, calculated for a moving period that considers the last twelve months:

To maintain a Total Indebtedness Ratio not higher than 1,2 times at its strictest level. The total Indebtedness level is defined as the Total Liabilities divided by Total Equity.

As of September 30, 2018, the above mentioned financial indicators have the following values:

Indicator	9/30/2018	12/31/2017
Leverage	0.93	0.91

Bond issue agreements issued abroad require the Company to neither merge or dispose of the whole or a substantial part of its assets, unless all the following conditions are met: (i) the legal successor company is an entity subject to either Chilean or United States law, and assumes SQM S.A.’s obligations under a complimentary contract, (ii) the Issuer does not fail to comply immediately after the merger or disposal, and (iii) the Issuer delivers a legal opinion stating that the merger or disposal and the complimentary contract meet the requirements described in the original contract.

In addition, SQM S.A. is committed to disclosing financial information on quarterly basis.

The Company and its subsidiaries have complied and are fully complying with all the aforementioned limitations, restrictions and obligations.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.3	Environmental contingencies

On June 6, 2016, the “SMA” filed charges against the Company with respect to the Pampa Hermosa project for possible noncompliance with RCA 890/2010.

This relates to charges related to certain variables of the follow-up plan and the implementation of a mitigation measure included in the respective environmental impact assessment. The Company has presented for the approval of SMA a compliance program detailing the actions and commitments it will carry out to address the SMA's objections.

On June 29, 2017, the SMA rejected the compliance program presented by the Company. On July 10, 2017, the Company presented its rebuttals to the charges made by the SMA. On August 21, 2018, the Second Environmental Court accepted the Company’s claim, ordering the SMA to take the procedure back to the stage prior to their resolution rejecting the compliance program presented by the Company.

On December 13, 2017, the First Environmental Court of Antofagasta ordered the temporary and partial closure of the water extraction wells located in the Salar de Llamara. These wells allow the Company to extract around 124 liters/second of water, which is approximately 15% of the water used in Chile’s First Region. On October 2018, the First Environmental Court of Antofagasta accepted the claim of the Company, except for the preparation of reports to deepen knowledge of ecosystems.

Through a ruling dated November 28, 2016, which was modified by a ruling dated December 23, 2016, the SMA filed charges against SQM Salar for extracting brine in excess of authorized amounts, progressively impacting the vitality of algarrobo trees, delivering incomplete information, modifying variables and other matters.

SQM Salar has presented a compliance program detailing the actions and commitments it will carry out to address the SMA's objections. The SMA is reviewing the compliance program.

In keeping with the monitoring plans established in the current environmental qualification resolution for the operation at the Salar de Atacama, SQM Salar periodically monitors the flora, fauna, hydrogeological and meteorological variables, along with 225 monitoring points and 48 continuous measuring points for the brine and water levels in different parts of the salar basin, which it periodically reports to the corresponding authorities. If any of the monitoring points falls below predefined levels, various actions are considered, which are part of the environmental monitoring plan.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.3	Environmental contingencies, continued

On May 20, 2018, 2 of the 225 points were 1cm below the predefined level for those points. These points are on the route of one of the outlets for a lagoon located on the eastern edge of the Salar de Atacama. Historically flows from the lagoons of the deposit have varied in location and route. That has happened in this case and the flow has moved with regard to the location of the monitoring well in question. Both the levels and the flows from the lagoons have behaved normally and no changes in the ecosystem that is being monitored in the area have been observed.

Following the protocol established for these cases, total pumping flow from SQM Salar operations in the Salar de Atacama has been reduced for a 6-month period, from a maximum annual average of 1,500 liters per second to an average annual flow of 1,250 liters per second.

The Company estimates that an average annual reduction of 250 l/s will not have an impact on current and projected lithium carbonate and hydroxide production levels. For potassium chloride, the company estimates that the reduction in pumping would imply a reduction in production and sales of approximately 170,000 tons per year.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.4	Tax contingency, continued

During 2015, the Company, SQM Salar and SQM Industrial submitted to the Chilean IRS four tax amendments (two by the Company, one by SQM Salar and one by SQM Industrial).

The first two (one for SQM and one for SQM Salar), after being approved by the SII, generated payments for taxes, interests and other charges for US$8,1 million. A provision for such amount was made in the profit or loss for the first quarter of 2015.

Additionally, during August 2015, the Chilean IRS was provided, for its review and approval, with the documentation necessary for amending the annual tax returns of the Company and SQM Industrial. As a result of such amendments, the Company paid an approximate sum of US$1,4 million for taxes, interests and other charges. This amount was recorded in a provision in the profit or loss for the second quarter of 2015.

Finally, during 2016, the last 12 invoices were amended with a payment of approximately US$50,000.

Accordingly, the SQM Group understands the internal analysis they have been performing has ended, the purpose of which was the identification of the expenses incurred by them during the fiscal years 2008 to 2014 and which could be a matter of tax amendment.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.4	Tax contingency, continued

Because of the aforementioned amendments, the Company, SQM Salar and SQM Industrial might be affected by additional penalties established in the first subparagraph, No, 4 of Article 97 of the Tax Code, for an amount ranging between 50% and 300% of the taxes paid. The Company has not considered it necessary to make any provisions related to this possible additional penalty.

On August 26, 2016, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessments Nos, 169, 170, 171 and 172, which seek to expand the application of the specific tax on mining activities for the exploitation of lithium. The amount involved is approximately ThUS$17.8. A summons to hear sentence has been received for this claim.

On March 24, 2017, SQM Salar filed with the Third Tax and Customs Court of the Metropolitan Region a tax claim against tax assessment No, 207 of 2016 and ruling No, 156 of 2016, both issued by the Chilean IRS, which seek to expand application of the specific tax on mining activities to include lithium exploitation for tax years 2015 and 2016. The amount involved is approximately US$14,4 million. A summons to hear sentence has been received for this claim.

These amounts are classified as taxes for current assets, non-current, as of December 31, 2017 and the same as of September 30, 2018.

Of the US$32,2 million under dispute, approximately US$25,2 million correspond to the potential specific tax on mining activities related to lithium and US$7,0 million correspond to an excess charge levied by the Chilean IRS.

The Chilean IRS has not issued an assessment claiming differences in the specific tax on mining activities filed for the years 2016, 2017 and 2018. As of the date of these financial statements, the Company has not made any provisions for these possible differences.

If the Chilean IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for the 2016, 2017 and 2018 financial years. It is reasonable to expect that should these assessments for the period 2016 to the third half of 2018 be issued, the value would be approximately US$52 million (without considering potential interest and fines).

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.5	Contingencies regarding the Changes to the Contracts with Corfo. Appeal No. 10301-2018, Santiago Court of Appeals:

(a)	In January 2018, indigenous communities and various parties presented an appeal for legal protection against Corfo, the Company, SQM Salar and SQM Potasio (the “Companies”), with regard to the changes to the contract for the project in the Salar de Atacama and the OMA mining property lease contract dated January 17, 2018, both granted as a result of a conciliation process proposed by the arbitration court which took place at the end of arbitration between the parties (the “Changes”). According to the appellants, the Changes will deprive, disturb and threaten in an illegal and arbitrary way the constitutional rights of the appellants established in article 19, numbers 8, 21 and 24 of the Political Constitution. The appellants have therefore requested the following: (i) that the acts subject to appeal be declared invalid, vacated or without effect, (ii) that the Changes be reviewed according to the provisions of Convention 169 (iii) that the counterparts be expressly made liable for the costs, given the clearly illegal and arbitrary nature of what has occurred.

Once informed of the appeal, the Companies requested that it be rejected for the following reasons. Firstly because it is extemporaneous. Secondly, as the matter is one that requires the interpretation and verification of the application or effects of contractual clauses, it goes beyond the scope of this cautionary action. Thirdly it should be challenged because of the principle of specialty, because there is a special procedure which would better apply. In terms of substance, the Companies have indicated to the Court that an increase in the lithium quota, authorized through contractual changes adopted through a conciliation process proposed by the Arbitration Judge does not constitute an arbitrary or illegal act and that no indigenous consultation took place as per article 6 of Convention 169 because these changes were not legislative or administrative measures likely to directly affect the indigenous peoples. The Companies have sustained that the Changes are the implementation of a conciliation agreement, that is the jurisdictional equivalent of res judicata, which was proposed by the arbitration judge and does not correspond to the exercise of public powers, as required in article 6 of Convention 169.

On September 25, 2018, the Santiago Court of Appeals rejected the appeal for legal protection. The case is now in the Supreme Court, which is examining the motions for appeal filed by the appellants.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.5	Contingencies regarding the Changes to the Contracts with Corfo. Appeal No. 10301-2018, Santiago Court of Appeals (continued)

In the event that a ruling is made to leave without effect the Changes and if there are no appeals by the parties, the contracts prior to the Changes will once again be valid, although this resolution should not affect the efficiency and validity of the conciliation reached regarding the matters debated in arbitration.

The court has the faculties to adopt the decisions it considers necessary to reestablish the rule of law and ensure the protection of the affected party.

(b)	On September 6, 2018, a public law annulment lawsuit was filed by the congresspersons Ms. Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruslay Rojas Valderrama and the Citizen Power Party (Partido Poder Ciudadano) to render null and void the contract for the Salar de Atacama Project signed between Corfo and the companies. These companies have joined the suit as interested third parties.

In the suit, the plaintiffs request a pretrial measure against Corfo for the signing of agreements and contracts related to the exploitation of lithium. On October 31, 2018, the special magistrate rejected the measure, which was appealed by the plaintiffs.

In the event that the contract for the Salar de Atacama Project is rendered null and void, SQM Salar could be unable to exploit the mining claims in the Salar de Atacama that it has leased from Corfo.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.6	Restricted or pledged cash

The subsidiary Isapre Norte Grande Ltda., in compliance with the provisions established by the Chilean Superintendence of Healthcare, which regulates the running of pension-related health institutions, maintains a guarantee in financial instruments delivered in deposits, custody and administration to Banco de Chile.

This guarantee, according to the regulations issued by the Chilean Superintendence of Healthcare is equivalent to the total sum owed to its members and medical providers, Banco de Chile reports the present value of the guarantee to the Chilean Superintendence of Healthcare and Isapre Norte Grande Ltda, on a daily basis, As of September 30, 2018, the guarantee amounts to ThUS$749.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.7	Securities obtained from third parties

The main security received (exceeding ThUS$100) from third parties to guarantee Soquimich Comercial S.A.’s compliance with obligations in contracts of commercial mandates for the distribution and sale of fertilizers amounted to ThUS$9,791 and ThUS$12,103 on September 30, 2018 and December 31, 2017 respectively; which is detailed as follows:

Grantor	Relationship	9/30/2018	12/31/2017
		ThUS$	ThUS$

Ferosor Agrícola S.A.	Unrelated third party	3,785	4,067
Tattersall Agroinsumos S.A.	Unrelated third party	2,000	2,000
Contador Frutos S.A.	Unrelated third party	1,657	1,743
Agrícola Lobert Ltda.	Unrelated third party	-	1,264
Covepa SPA	Unrelated third party	757	813
Johannes Epple Davanzo	Unrelated third party	338	363
Hortofrutícola La Serena	Unrelated third party	307	323
Juan Luis Gaete Chesta	Unrelated third party	205	262
Arena Fertilizantes y Semillas	Unrelated third party	227	244
Vicente Oyarce Castro	Unrelated third party	232	244
Soc. Agrocom. Julio Polanco	Unrelated third party	151	163
Bernardo Guzmán Schmidt	Unrelated third party	132	138
Gilberto Rivas Y Cia. Ltda.	Unrelated third party	-	138
Lemp Martin Julian	Unrelated third party	-	124
Comercial Agrosal Ltda.	Unrelated third party	-	116
Soc.Comercial el Mimbral	Unrelated third party	-	101
Total		9,791	12,103

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.8	Indirect guarantees

Guarantees in which there is no pending balance indirectly reflect that the respective guarantees are in force, have been approved by the Company’s Board of Directors and have not been used by the respective subsidiary.

The bonds which disclose a balance as of September 30, 2018 and December 31, 2017 are detailed below:

	Debtor		Type of	Balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	guarantee	9/30/2018 ThUS$	12/31/2017 ThUS$
Australian and New Zealand Bank	SQM North America Corp	Subsidiary	Bond	-	-
Australian and New Zealand Bank	SQM Europe N,V,	Subsidiary	Bond	-	-
Generale Bank	SQM North America Corp	Subsidiary	Bond	-	-
Generale Bank	SQM Europe N,V,	Subsidiary	Bond	-	-
Kredietbank	SQM North America Corp	Subsidiary	Bond	-	-
Kredietbank	SQM Europe N,V,	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Investment Corp, N,V,	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Europe N,V,	Subsidiary	Bond	-	-
Banks and financial institutions	SQM North America Corp	Subsidiary	Bond	-	-
Banks and financial institutions	Nitratos Naturais do Chile Ltda,	Subsidiary	Bond	-	-
Banks and financial institutions	SQM México S.A. de C,V,	Subsidiary	Bond	-	-
Banks and financial institutions	SQM Brasil Ltda,	Subsidiary	Bond	-	-
“BNP”	SQM Investment Corp, N,V,	Subsidiary	Bond	-	-
Sociedad Nacional de Mineria A,G,	SQM Potasio S.A.	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd,	Royal Seed Trading A,V,V,	Subsidiary	Bond	-	-
Scotiabank & Trust (Cayman) Ltd,	Royal Seed Trading A,V,V,	Subsidiary	Bond	-	-
Bank of America	Royal Seed Trading A,V,V,	Subsidiary	Bond	-	-
Export Development Canada	Royal Seed Trading A,V,V,	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd,	Royal Seed Trading A,V,V,	Subsidiary	Bond	-	-
JP Morgan Chase Bank	SQM Industrial S.A.	Subsidiary	Bond	-	-
The Bank of Nova Scotia	SQM Investment Corp, N,V,	Subsidiary	Bond	-	-

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 22	Contingencies and restrictions (continued)

22.8	Indirect guarantees, continued

	Debtor		Type of	Pending balances as of the closing date of the financial statements
Creditor of the guarantee	Name	Relationship	guarantee	9/30/2018 ThUS$	12/31/2017 ThUS$
Credit Suisse International	SQM Investment Corp, N,V,	Subsidiary	Bond	-	-
Morgan Stanley Capital Services	SQM Investment Corp, N,V,	Subsidiary	Bond	-	-
The Bank of Tokyo-Mitsubishi UFJ Ltd,	SQM Investment Corp, N,V,	Subsidiary	Bond	-	-
HSBC	SQM Investment Corp, N,V,	Subsidiary	Bond	-	-
Deutsche Bank AG	SQM Investment Corp, N,V,	Subsidiary	Bond	-	-

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 23	Lawsuits and complaints

Lawsuits and complaints

During 2015, the Chilean IRS has filed several lawsuits and complaints against a number of individuals related to the so-called “SQM Case”, which are associated with the irregular financing of politicians, Amongst those affected by these legal claims are the legal representatives of the Company: the CEO, Patricio de Sominihac T. and the Vice President of Corporate Services, Ricardo Ramos R, Basically, those lawsuits and complaints relate to alleged tax crimes associated with a possible undue decrease in the taxable net income of the Company and two of its subsidiaries over the last seven years by recording as expenses in their accounting records invoices and fee receipts, which could be considered to be ideologically false. Such legal actions are also filed against the taxpayers who provided the tax documents that allowed the alleged performance of the related illicit acts. In December 2017, the Public Prosecutor confirmed that no charges will be brought against the CEO or Vice President of Corporate Services.

Actions performed by the Authority

The Public Ministry and the Chilean IRS (Servicio de Impuestos Internos (SII)) have performed a number of actions within the framework of the so-called “SQM Case”, where the Company and its executives have provided their cooperation, Several of the Company’s executives have granted access to their computers and made several statements at the request of the Prosecutors responsible for the investigation. Additionally, SQM has provided physical and digital copies of its accounting records and its subsidiaries’ accounting records, In addition, SQM has also provided the Public Ministry with its email files and all the documentation that has been required by the related authority.

On August 17, 2018, the Eighth Guarantee Court declared the definitive dismissal of the Company, SQM Salar and SQM Nitratos with respect to the case in which their criminal liability was being investigated

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 23	Lawsuits and complaints, (continued)

Shearman & Sterling and Ad-Hoc Committee

On February 26, 2015, the Board of Directors of SQM established an ad-hoc committee comprised of three directors (the “Ad-hoc Committee”), which was authorized to conduct an investigation on the matters described in the preceding paragraph and to request any external advisory services it deemed necessary, The original members of the Ad-hoc Committee were José María Eyzaguirre B., Juan Antonio Guzmán M, and Wolf von Appen B.

The Ad-hoc Committee hired its own legal counsel in Chile and the United States as well as forensic accountants in the United States to support its internal investigation. The U.S. attorneys hired by the Ad-hoc Committee were mainly charged with reviewing the important facts and analyzing them in the context of the United States Foreign Corrupt Practices Act (“FCPA”). However, the Ad-hoc Committee’s factual conclusions were shared with both Chilean authorities and U.S. authorities.

On December 15, 2015, the Ad-hoc Committee presented the conclusions of its investigation to the Board of Directors. In addition to discussing the facts related to the referenced payments, the Ad-hoc Committee concluded that, for the purposes of the FCPA:

a.	payments were identified that had been authorized by the former CEO of SQM for which the Company did not find sufficient supporting documentation;
b.	no evidence was identified that demonstrated that such payments were made in order to prompt a public official to act or abstain from acting in order to help SQM obtain economic benefits;
c.	in relation to the cost centers managed by the former CEO of SQM, it was concluded that the Company's books did not accurately reflect the transactions in question but that these transactions were determined to be quantitatively immaterial in comparison to SQM's equity, sales, expenses and profits during that period; and that.
d.	SQM's internal controls were insufficient to supervise the expenses within the cost center managed by the former CEO of SQM and relied on the proper use of resources by Patricio Contesse G, himself.

After the Ad-hoc Committee presented its conclusions to the Board of Directors, the Company voluntarily shared these conclusions with the Chilean and U.S. Authorities (including the SEC and the U.S. Department of Justice (“DOJ”)) and has since collaborated by handing over documents and additional information requested by these authorities regarding this investigation.”

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	202

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 23	Lawsuits and complaints, (continued)

Investigation by the Department of Justice and the Securities Exchange Commission

SQM informed the US regulating entities (Department of Justice and Securities and Exchange Commission) about the investigation being performed by Shearman & Sterling, in conformity with the standards effective in the United States of America. The outcome of the investigation was delivered to these regulating entities, which have started investigations to determine the existence of possible noncompliance with FCPA (Foreign Corruption Practices Act) or internal control standards.

On January 13, 2017, the Company entered into agreements with the Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”), both based in the United States of America (the “United States”), with respect to the investigations that those agencies had conducted as a result of payments to suppliers and entities that might have been related to politically exposed persons during the years from 2008 through 2015, which resulted in the performance of an internal investigation at the Company through an Ad-hoc Committee from its Board of Directors and which was led by the law firm Shearman & Sterling (the “Investigated Facts”). Because the Company’s securities are traded in the United States, the Company is subject to U,S, legislation. The Company has voluntarily provided the results of its internal investigation and supporting documentation to the DOJ, the SEC and the relevant Chilean authorities.

In conformity with the terms of the agreement entered into with the DOJ, referred to as Deferred Prosecution Agreement (the “DPA”), the Company has accepted that the DOJ presents (i) a charge for the infractions referred to the absence of implementation of effective internal accounting systems and internal accounting controls and (ii) a charge for infractions related to failure to properly maintain accounting ledgers, records and sections with respect to the Investigated Facts. By virtue of the DPA, the DOJ has agreed not to prosecute those charges against the Company for a period of 3 years, releasing the Company from such responsibility after such period to the extent that within such term the Company complies with the terms in the DPA, which include the payment of a fine of US$15,487,500 (“U.S. dollars”) and the acceptance of an external monitor for a term of 24 months (the “Monitor”) who will evaluate the Company’s compliance program and a subsequent independent report by the Company for an additional year.

With respect to the agreement entered into with the SEC, the Company has agreed to (i) pay a fine of US$15 million and (ii) maintain the Monitor for the aforementioned term.

The SEC has issued a Cease and Desist Order which does not identify any other events of noncompliance with the standards applicable in the United States.

The aforementioned amounts of approximately US$30.5 million were reflected in the profit or loss of SQM during the fourth quarter of 2016 in the line item Other expenses by function.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	203

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 24	Sanction proceedings

On April 1, 2015, the SVS started an administrative proceeding against five Directors of the Company for allegedly not having provided to the market on a timely and truthful basis information which could be significant for making investment decisions. Such information mainly relates to the preliminary estimate of the impact on the Company’s financial statements of certain expenses paid by the Company between 2008 and 2014 and which might not qualify as expenses under current Chilean tax regulations because of the absence of supporting documentation.

On December 31, 2015, Sociedad Química y Minera de Chile S.A. informed the CMF that it had decided to penalize Patricio Contesse Fica, Julio Ponce Lerou, Juan Antonio Guzmán Molinari and Wolf von Appen Berhmann, all former directors of the Company, and Hernan Büchi Buc – a current director – for not having informed the market in a timely manner in March 2015 in the form of an essential event as directors of the Company at that time regarding the expenses SQM incurred during certain years for which the Company did not have sufficient supporting documentation or that could be considered expenses not necessary for producing income. This penalty, consisting of a fine of UF 1,000 for each person, can be appealed by the affected parties before the CMF or the courts of law.

On April 03, 2018, the National Directorate of the ‘Dirección Nacional del Servicio Nacional de Geología y Minería’ (National Geology and Mining Service) filed charges against SQM Industrial for the alleged violation of Article 40 letter c) of Law No, 20,551 that regulates the closure of mining works and facilities for Pampa Blanca, located in the district of Sierra Gorda. On April 26, 2018, SQM Industrial gave its deposition, According to current regulations, the National Geology and Mining Service can impose fines of up to 10 UTMs (monthly tax units) for each day of infringement, with a total maximum of 10,000 UTMs per month.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	204

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment

25.1	Disclosures of disbursements related to the environment

The Company is continuously concerned with protecting the environment both in its production processes and with respect to products manufactured. This commitment is supported by the principles indicated in the Company’s Sustainable Development Policy. The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy.

Operations that use caliche as a raw material are carried out in desert areas with climatic conditions that are favorable for drying solids and evaporating liquids using solar energy. Operations involving the open-pit extraction of minerals, due to their low waste-to-mineral ratio, generate remaining deposits that slightly alter the environment. A portion of the ore extracted is crushed, a process in which particle emissions occur, Currently this operation is conducted only at the Pedro de Valdivia worksite and no ore crushing process is conducted in the María Elena sector.

Many of the Company’s products are shipped in bulk at the Port of Tocopilla. In 2007, the city of Tocopilla was declared a zone saturated with MP10 Particles mainly due to the emissions from the electric power plants that operate in that city, In October 2010, the Decontamination Plan for Tocopilla was put in place. Accordingly, the Company has committed to taking several measures to mitigate the effects derived from bulk product movements in the port. These measures have been successfully implemented since 2007.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	205

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued

25.1	Disclosures of disbursements related to the environment, continued

The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Within this context, the Company entered into a contract with the National Forestry Corporation (CONAF) aimed at researching the activities of flamingo groups that live in the Salar de Atacama (Atacama Saltpeter Deposit) lagoons. Such research includes a population count of the birds, as well as breeding research. Environmental monitoring activities carried out by the Company at the Salar de Atacama and other systems in which it operates are supported by a number of studies that have integrated diverse scientific efforts from prestigious research centers, including Dictuc from the Pontificia Universidad Católica in Santiago and the School of Agricultural Science of the Universidad de Chile.

Furthermore, within the framework of the environmental studies which the Company is conducting, the Company performs significant activities in relation to the recording of Pre-Columbian and historical cultural heritage, as well as the protection of heritage sites, in accordance with current Chilean laws. These activities have been especially performed in the areas surrounding Maria Elena and the Nueva Victoria plant. This effort is being accompanied by cultural initiatives within the community and the organization of exhibits in local and regional museums.

As emphasized in its Sustainable Development Policy, the Company strives to maintain positive relationships with the communities surrounding the locations in which it carries out its operations, as well as to participate in communities’ development by supporting joint projects and activities which help to improve the quality of life for residents. For this purpose, the Company has focused its efforts on activities involving the rescue of historical heritage, education and culture, as well as development.

In order to do so, it acts both individually and in conjunction with private and public entities.

25.2	Detail of information on disbursements related to the environment

The cumulative disbursements which the Company had incurred as of September 30, 2018 for the concept of investments in production processes, verification and control of compliance with ordinances and laws relative to industrial processes and facilities, including prior year disbursements related to these projects amounted to ThUS$13,308 and are detailed as follows:

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	206

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 9/30/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	5,953	9/30/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Assets	Not classified	27	9/30/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Assets	Not classified	58	9/30/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Asset	Not classified	120	9/30/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	19	9/30/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	5	9/30/2018
SQM S.A.	01-I018300 - Cultural Heritage Baseline Environmental Impact Statement (EIS) Mina Oeste N.V.	Environmental processing	Asset	Not classified	117	9/30/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Asset	Not classified	969	9/30/2018
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Asset	Not classified	1,101	9/30/2018
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	30	9/30/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Asset	Not classified	46	9/30/2018
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	86	9/30/2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Asset	Not classified	126	9/30/2018
SQM Industrial S.A.	04-M002000 - Recovery of Drinking Water María Elena	Sustainability: Environment and Risk Prevention	Asset	Not classified	67	9/30/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	207

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 9/30/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Asset	Not classified	28	9/30/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Asset	Not classified	25	9/30/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	50	9/30/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	153	9/30/2018
SIT S.A.	03-T003600 - Improved P bulk storage	Sustainability: Environment and Risk Prevention	Asset	Not classified	33	9/30/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Asset	Not classified	340	9/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Asset	Not classified	326	9/30/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Asset	Not classified	224	9/30/2018
SIT S.A.	03-T006400 - Pollution Control Equipment and Maintenance	Sustainability: Environment and Risk Prevention	Asset	Not classified	776	9/30/2018
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	Not classified	122	9/30/2018
SQM Salar S.A.	19-L014900 - Sludge Drying Project	Sustainability: Environment and Risk Prevention	Asset	Not classified	180	9/30/2018
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	94	9/30/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	2,097	9/30/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	137	9/30/2018
Total					13,309

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	208

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.1	Detail of information on disbursements related to the environment, continued

Future expenses as of 9/30/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	3,567	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Asset	Not classified	10	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Asset	Not classified	90	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Asset	Not classified	21	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Asset	Not classified	43	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	41	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area.	Sustainability: Environment and Risk Prevention	Expense	Not classified	3	12/1/2018
SQM S.A.	01-I018700 - Penalization Process for Salar de Llamara	Environmental processing	Asset	Not classified	531	1/1/2019
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	Environmental processing	Asset	Not classified	19	1/2/2019
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	49	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	23	12/31/2018
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	44	12/31/2018
SQM Industrial S.A.	04-J012200 - Environmental Impact Statement and Regularization of CS Ponds	Environmental processing	Asset	Not classified	157	1/5/2019
SQM Industrial S.A.	04-M002000 - Recovery of Drinking Water María Elena	Sustainability: Environment and Risk Prevention	Asset	Not classified	333	1/6/2019
SQM Salar S.A.	19-L012100 – Regularization of weather station	Sustainability: Environment and Risk Prevention	Asset	Not classified	52	12/31/2018
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	17	5/31/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	400	12/31/2018
SQM Salar S.A.	19-L014700 - Industrial Waste Management	Sustainability: Environment and Risk Prevention	Expense	Not classified	100	12/31/2018
SQM Salar S.A.	19-L018000 - Regularize TT lighting	Sustainability: Environment and Risk Prevention	Asset	Not classified	80	1/9/2019

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	209

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 9/30/2018

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Asset	Not classified	28	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Asset	Not classified	25	12/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	50	12/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	230	12/31/2018
SIT S.A.	03-T003600 - Improved P bulk storage	Sustainability: Environment and Risk Prevention	Asset	Not classified	33	12/31/2016
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Asset	Not classified	842	12/31/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Asset	Not classified	345	12/31/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse.	Sustainability: Environment and Risk Prevention	Asset	Not classified	224	12/31/2018
SIT S.A.	03-T006200 - Warehouses, yard 6	Sustainability: Environment and Risk Prevention	Asset	Not classified	100	1/7/2019
SIT S.A.	03-T006400 - Pollution Control Equipment and Maintenance	Sustainability: Environment and Risk Prevention	Asset	Not classified	279	1/8/2019
Total					7,736

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	210

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	9,552	12/31/2017
SQM Industrial S.A.	04-IQWZ00 - Normalization TK NV liquid fuels	Environmental processing	Asset	Not classified	37	4/1/2014
SQM Industrial S.A.	04-PPZU00 - Standardize and Certify Plant Fuel Tanks	Environmental processing	Asset	Not classified	48	7/1/2011
SQM Industrial S.A.	04-J007000 - Environmental Impact Statement	Environmental processing	Expense	Not classified	151	12/31/2017
SQM Industrial S.A.	04-P003600 - Opening of NPT IV Project (NK engineering studies)	Sustainability: Environment and Risk Prevention	Asset	Not classified	181	12/31/2017
SQM Industrial S.A.	04-I012400 - Acquisition of Power Generator to Back up the Injection System at Puquios in Salar de Llamara	Sustainability: Environment and Risk Prevention	Asset	Not classified	34	12/31/2016
SQM Industrial S.A.	04-J004300 - Energy efficiency study	Sustainability: Environment and Risk Prevention	Expense	Not classified	56	12/31/2017
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Asset	Not classified	1	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	12	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Asset	Not classified	81	12/31/2018
SQM S.A.	01-I007100 - Environmental Follow-up Plan for Pampa del Tamarugal for 2015-2016	Environmental processing	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I007200 - Environmental Follow-up Plan for Salar de Llamara for 2015-2016	Sustainability: Environment and Risk Prevention	Expense	Not classified	2	1/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Asset	Not classified	62	12/31/2018
SQM S.A.	01-I007300 - Compliance with Iodine Gas Exposure Standard	Environmental processing	Asset	Not classified	961	12/31/2017

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	211

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Accumulated expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Asset	Not classified	41	12/31/2018
SQM Salar S.A.	19-L008100 - EIS Salar 2015	Environmental processing	Expense	Not classified	488	12/31/2017
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	240	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	230	12/31/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment with certification required for Environmental Assessment Resolution	Sustainability: Environment and Risk Prevention	Asset	Not classified	13	6/1/2018
SIT S.A.	03-T003400 - 2016 Port maintenance Capex	Sustainability: Environment and Risk Prevention	Asset	Not classified	42	3/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Asset	Not classified	37	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	982	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	1,296	5/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Asset	Not classified	58	8/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Asset	Not classified	180	8/30/2018
Total					14,787

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	212

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
Miscellaneous	Environment - Operating Area	Not classified	Expense	Not classified	10,450	12/31/2018
SQM Industrial S.A.	04-J010200 - NK CS (KNO3-NaNO3 salt production at NPT2 plant)	Sustainability: Environment and Risk Prevention	Asset	Not classified	140	4/30/2019
SQM Industrial S.A.	04-I015600 - Recovery of Reject Water from Osmosis Plant, NV Iodine Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	130	12/31/2018
SQM S.A.	01-I005500 - Standardization of SO2 plants	Environmental processing	Asset	Not classified	37	12/31/2018
SQM S.A.	01-I012200 - Repair or replacement of well	Sustainability: Environment and Risk Prevention	Asset	Not classified	76	12/31/2018
SQM S.A.	01-I013800 - Increase height of Absorber Tower	Sustainability: Environment and Risk Prevention	Asset	Not classified	111	12/31/2018
SQM S.A.	01-I017200 - CEDAM at Puquíos (ponds) at Llamara	Sustainability: Environment and Risk Prevention	Expense	Not classified	260	12/31/2018
SQM S.A.	01-I017400 - Development of Pintados and surrounding area	Sustainability: Environment and Risk Prevention	Expense	Not classified	124	12/31/2018
SIT S.A.	03-T001900 - Storage Warehouse Cover	Sustainability: Environment and Risk Prevention	Asset	Not classified	10	3/31/2018
SIT S.A.	03-T001800 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	103	5/31/2018
SIT S.A.	03-T003200 - Mechanization of Shipment from Ca	Sustainability: Environment and Risk Prevention	Asset	Not classified	254	5/31/2018
SIT S.A.	03-T004200 - Encapsulation and Collectors Yards 8 and 9	Sustainability: Environment and Risk Prevention	Asset	Not classified	854	8/30/2018
SIT S.A.	03-T004500 - Belt 5 Extension and Overhaul	Environmental processing	Asset	Not classified	336	8/30/2018
SIT S.A.	03-T005000 - Ground leveling and paving of warehouse	Sustainability: Environment and Risk Prevention	Asset	Not classified	210	9/30/2018
SQM Salar S.A.	19-L012100 – Renovation of equipment with certification required for Environmental Assessment Resolution	Sustainability: Environment and Risk Prevention	Asset	Not classified	52	6/1/2018

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	213

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.2	Detail of information on disbursements related to the environment, continued

Future expenses as of 12/31/2017, continued

Parent Company or Subsidiary	Project Name	Reason for Disbursement	Asset / Expense	Description of Asset or Expense	Disbursement ThUS$	Exact or Estimated Date of Disbursement
SQM Salar S.A.	19-L012200 - Installation of flow meters per environmental standard	Sustainability: Environment and Risk Prevention	Asset	Not classified	10	6/1/2018
SQM Salar S.A.	19-C002300 - Extension of LIOH 7,000 TPA Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	28	12/31/2018
SQM Nitratos S.A	12-I012700 - Mine Site Workshop Water Recovery Plant	Sustainability: Environment and Risk Prevention	Asset	Not classified	160	12/31/2018
Total					13,345

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	214

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished

SQM S.A.

I0055: In the SO2 plant, the gas/liquid ratio is deficient, preventing the absorption of SO2; producing a loss of free iodine through inadequate stripping of kerosene and prilling air. This also causes the ducts and furnaces to be blocked (unplanned shutdowns), a very polluted environment for people (aberration in health and hygiene), excessive acid rain (corrosion of facilities) and a high sulfur and sodium metabisulfite consumption factor. By changing the gas extractors to increase air flows and the SO2 absorption towers for prilling, the diameter of the ducts will be increased. This will ensure that the gas/liquid ratio is increased and sustained. In order to decrease SO2, emissions, a scrubber unit (tower, pump, gas extractor and piping) needs to be installed following the same concept as was developed at the ME Iodine SO2 plant.

I0073: The system for capturing iodine gases is operating very inefficiently. The iodine steam levels are between 150% and 4,900% above the levels allowed for jobs at iodine plants and warehouses as established in Article 61 of Supreme Decree No, 594/1999, approving Basic Sanitary and Environmental Conditions in Workplaces. This project is in progress.

I0122: The project consists of repairing and/or replacing the environmental follow-up wells that need to be deepened. It also includes implementing improvements in mine shaft type wells to avoid risk conditions. The priority wells are Nos. 8 and 10-S-1 in Pampa del Tamarugal and PO-5 in Salar de Llamara.

I0138: This project is to increase the height of each SO2 absorber tower (regular and stand-by towers) by 2,5 meters. The towers’ additional height will allow the height of the packing to be increased by 2,5, thereby improving the efficiency of the SO2 absorption. The main activities are: Basic and detailed engineering; supply of the bodies of the absorber towers (frp), liquid distributors, tower brine pump pad, tri-pack packing type, polyethylene pipes and fitting; gas measurement service; metallic structure manufacturing and installation services; and project start-up.

I0172: The commitments of the Pampa Hermosa project for the Salar de Llamara include the Tamarugos Environmental Management Plan (PMAT), which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara. Conceptual design, detailed design, construction and start-up are necessary for the CEDAM, which will be subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

I0174: One of the commitments of the Pampa Hermosa project involves developing the former Pintados station. The development proposal was presented to the authorities and once approved, it needs to be implemented (parking, footpath, shader and information panels). One of the commitments for the Nueva Victoria and Pampa Hermosa mining area projects is to prepare a storage place in Humberstone for storing the archaeological materials that are recovered. This is part of the archaeological compensation measures involved in these projects. A proposal needs to be developed and subsequently developed for the Humberstone deposit, which is subject to approval by the authorities so its duration and costs are subject to the approval of third parties.

I0183: A heritage baseline will be taken for the eastern mine sector, required for the EIS

I0187: The project involves the implementation of measures that were committed to during the penalty process, including urgent and transitory measures. Actions to be implemented include monthly biotic monitoring, quarterly landscape monitoring, metagenomic analysis, study accrediting the nonexistence of environmental effects in puquios (aquatic biota) and study accrediting the implementation of adequate water quality control of water injected into the system, both accredited by a center for excellence in a state or state-recognized university.

I0194: Tender and awarding of environmental permits, implement archeology, biota, human environment campaigns, etc,, develop marine studies, prepare reports and enter study into the assessment system, monitor and respond to addenda until the system is approved. Prepare and submit claims to third parties associated with the request for rights of way.

SQM Industrial S.A.

I0156: The project will enable the recovery of reject water from the osmosis plant to be used in the leach pile area, increasing the efficiency of water use.

J0070: This project relates to the preparation and processing of an Environmental Impact Statement (EIS), with the purpose of obtaining the environmental authorization (RCA) for the yards. The information to be presented includes the air quality baseline, so a PM 2.5 and gas monitoring station has been installed to complement the existing stations at ME. This project is in progress.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

J0102: It is proposed to build a new PTS plant that is integrated into the NPT 2 crystallization process. The engineering design of this plant considers the reuse of the equipment already acquired for the NK PV plant. The plant includes a new raw materials yard, a grinder stage (sizer), a wet mill, a dissolution stage with reactors and thickener and a filtration and centrifuge unit for discarded salt. The crystallization from the NPT1 and NPT2 plants will be reused, as well as the refining plant at the NPT2 plant.

J0122: The project consists of entering the Coya Sur wells into the environmental impact assessment system (SEIA) and processing the permits for these wells with the General Directorate of Water Resources (DGA).

P0036: The project consists of enabling the reuse of the crystallization plant and all of its facilities associated with the production of nitrate salts.

J0135: This project consists of dealing with all the oils and components that contain 50ppm or more of PCB by 2025 at the latest. The activities to be undertaken will be to deal with all those elements with oil that have previously been identified as having more than 50ppm of PCB.

M0020: The Project consists in concluding the system of sectors of the water supply, besides renewing several sections of the same source, due to the deterioration of the original pipes. In addition, it is intended to acquire equipment that will better deal with water flow in the town and problems in sewer chambers. Regarding the management of wastewater, it is necessary to install a mono-fill that allows realizing the final disposition of the sludge, in accordance with the current norm.

SIT S.A.

T0018: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in yards Nos. 8 and 9, connected to belt 5 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component as the project involves the implementation and purchase of belt covers as an internal emissions control measure to improve compliance with the Tocopilla EDP. This project is in progress

T0019: This project consists of the installation of covers (ceiling and side cover) in the 4 new storage boxes, which will be built in the area of current yards Nos. 8 and 9. While this is an operating improvement, the project has an environmental component as the project involves the building of a warehouse as an emissions control measure to improve compliance with the Tocopilla EDP and reduce dust emissions. This project has been completed.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

T0032: The project consists of the installation of an underground conveyor belt running outside of the storage boxes in Yard No. 6, with feeding points of access directly connected to belt 6 and subsequently to the shipment system. While this is an operating improvement, the project has an environmental component as it includes the implementation of conveyor belt No. 6 from Yard No. 6, which is an action to control emissions as per the commitments within the Tocopilla EDP. This project is at the start-up stage.

T0034: The project seeks to make all the investments associated with maintaining the port’s operating capacity, guaranteeing high equipment availability for shipment purposes. While this is an operating improvement, the project also has an environmental component. The project consists of the replenishment and/or replacement of the impaired wind barrier membranes in Yard No. 3, which is an action to control emissions, as committed to in the Tocopilla EDP. This project has been completed.

T0036: The project involves the installation of rainwater collection channels in the storage warehouses and engineering that studies the possibility of storing multiple products in a single silo and the possibility of installing vibrating floors that enable free runoff of the product, thereby preventing the risks of manual operation and the effect that this provokes in shipments.

T0042: In order to comply with Article 13 of Supreme Decree No. 70/2010 Tocopilla EDP must incorporate dust collectors on the TV-1 and TV-2 hoppers in yard Nos.8 and 9.

T0045: The conveyor belts in yard numbers 8 and 9 will be completed by being connected to conveyor belt no. 5 and thus forming part of the shipment system. This involves the extension, connection and overhaul of conveyor belt no. 5, together with the connection to pan feeder 3 and the corresponding improvements to become an integral part of the shipment system. This will be done in compliance with the environmental regulations established in the Tocopilla Decontamination Plan. Atmospheric Decontamination Plan for the City of Tocopilla and surrounding area Supreme Decree No. 70/2010, Art.13 II.3.

T0050: The loose earth soil around the storage warehouse in yard 17 is uneven, which creates operational difficulties and poses a risk both for the warehouse and operationally. The area of land to be paved measures 2100 m2. A hazardous waste patio is also to be built.

T0062: A 35 x 110 m hangar will be installed on yard 6 to stockpile bulk product that also permits loading and unloading from trucks and front loaders as well as proper stacking. The warehouse in yard 6 will be expanded into boxes 5 and 6 in order to stockpile bulk product.

T0064: Purchase of Sentinal sweeper - Purchase critical operating equipment.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 25	Environment (continued)

25.3	Description of each project, indicating whether these are in process or have been finished, continued

SQM Salar.

L0122: The project considers the change in flow meters to the new standard in addition to adding standby flow meters. This project is in progress.

C0023: A new plant extension is to be built with the capacity for 7,000 TPA of product. This project is in progress.

L0121: Change of the weather station equipment to comply with the standard.

L0147: This project involves the elimination of these unauthorized industrial waste storage points. This work will be undertaken by an external company that separates, organizes and packages different types of industrial waste according to the environmental authorization and legislation in force. The waste can then be removed from the same points for final disposal off site.

L0180: Normalization of lighting and electrical circuits at ground transportation facilities in Salar Atacama.

L0149: This project includes building a dehydrating plant at SQM Salar's current facilities to be used for treatment, storage, transport and final disposal of sludge generated by the different sewage treatment plants and providing the solutions necessary to comply with DS No. 04/09, Regulation for Managing Sludge at Sewage Treatment Plants.

SQM Nitratos S.A.

I0127: By installing a reverse osmosis system or a process that enables the recovery of industrial water and that reduces the hardness of the water for cleaning the equipment, we can reuse this water to wash equipment again, thereby reducing the damage to the electrical systems of the equipment as a result of corrosion.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 26	Mineral resource exploration and evaluation expenditure

Because of the nature of the operations of Sociedad Química y Minera de Chile S.A. and its subsidiaries and the type of exploration they conduct (which is different from other mining businesses, where the exploration process takes a significant amount of time), the exploration process and the definition of economic feasibility normally occur within the year, Accordingly, although expenditure is initially capitalized, it could be recognized in profit or loss for the same year should it not be technically and commercially feasible, This means that there is no significant expenditure that lacks a feasibility study at the end of the year.

Prospecting expenditure can be found in 4 different stages: execution, economically feasible, not economically feasible and under exploitation:

1.         Execution: prospecting expenditures that are under execution and where the economic feasibility is not yet known are classified in the caption property, plant and equipment, As of September 30, 2018 and December 31, 2017, the balance amounted to ThUS$18,470 and ThUS$ 21,013, respectively.

2.         Economically feasible: prospecting expenditure, which upon completion, has been determined to be economically feasible is classified in the caption non-current assets in other non-current non-financial assets, As of September 30, 2018 and December 31, 2017, this totaled ThUS$24,396 and ThUS$ 17,721 respectively.

3.         Not economically feasible: Prospecting disbursements, which were concluded not to be economically feasible once finalized, are applied to the results, As of September 30, 2018, the amount is ThUS$142 and as of December 31, 2017, there are no disbursements for this concept.

4.         Under exploitation: Prospecting expenditure under exploitation is classified in the caption current assets in current inventories, These are amortized considering the exploited material. As of September 30, 2018 and December 31, 2017, the balance amounted to ThUS$790 and ThUS$ 521 respectively.

For the amount of capitalized expenditure, the total amount disbursed in exploration and evaluation of mineral resources as of September 30, 2018 was ThUS$6,637, and corresponded to non-metallic projects, Such expenditure mainly corresponds to research, including topographical, geological, exploratory drilling and sampling studies.

With respect to this expenditure, the Company classifies it in accordance with paragraph 9 IFRS 6.

Exploration expenditure where the mineral has low ore grade that is not economically exploitable is debited directly to profit or loss.

If studies determine that the ore grade is economically exploitable, it is classified in other non-current assets in the caption ground studies and prospecting expenses. At the time of making the decision to exploit the zone, it is classified in the caption inventories as part of the cost of raw materials required for production purposes.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue from customer activities

The group obtains revenue from transferring goods and services throughout time and at a point in time, detailed by geographic areas and main product line:

a)	Geographic areas:

	09/30/2018
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	75,043	735	600	14,994	3,401	32,183	126,956
Latin America and the Caribbean	61,027	4,984	3,100	73,172	9,776	137	152,196
Europe	164,977	80,957	71,805	36,486	14,452	340	369,017
North America	189,505	62,070	46,504	41,684	21,041	583	361,387
Asia and Others	116,797	94,365	378,929	53,480	45,907	1,542	691,020
Total	607,349	243,111	500,938	219,816	94,577	34,785	1,700,576

	09/30/2017
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	57,657	847	699	14,767	1,712	30,734	106,416
Latin America and the Caribbean	58,450	4,609	2,195	120,646	6,544	131	192,575
Europe	132,552	59,624	61,568	57,962	11,377	286	323,369
North America	180,303	52,616	32,231	55,752	19,431	478	340,811
Asia and Others	82,425	73,632	368,508	51,834	41,882	1,097	619,378
Total	511,387	191,328	465,201	300,961	80,946	32,726	1,582,549

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Notes to the Consolidated Financial Statements as of September 30, 2018

Nota 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue from customer activities, continued

b) Main product lines:

	January to September
	2018	2017
Products and Services	ThUS$	ThUS$
Specialty plant nutrition	607,349	511,387
Sodium Nitrates	15,912	13,630
Potassium nitrate and sodium potassium nitrate	417,273	350,431
Specialty Blends	106,561	87,239
Other specialty fertilizers	67,603	60,087
Iodine and derivatives	243,111	191,328
Lithium and derivatives	500,938	465,201
Potassium	219,816	300,961
Industrial chemicals	94,577	80,946
Other	34,785	32,726
Total	1,700,576	1,582,549

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Notes to the Consolidated Financial Statements as of September 30, 2018

Nota 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature

27.1	Revenue from customer activities, continued

27.2	Cost of sales

	9/30/2018	9/30/2017
	ThUS$	ThUS$
Raw materials and consumables used	(190,243)	(167,530)
Classes of employee benefit expenses	(149,282)	(120,213)
Depreciation expense	(164,837)	(179,511)
Amortization expense	(6,646)	(6,758)
Operating leases	(56,472)	(56,137)
Investment plan expenses	(9,883)	(8,035)
Contractors	(59,518)	(54,181)
Mining concessions	(6,080)	(6,003)
Operations transport	(48,717)	(50,145)
Freight and product transport costs	(35,272)	(40,629)
Purchase of products from third parties	(184,928)	(149,214)
Insurance	(7,233)	(7,563)
CORFO rights	(119,310)	(34,226)
Export costs	(69,398)	(62,233)
Variation in inventory	9,866	(76,686)
Other expenses, by nature	(21,877)	(17,098)
Total	(1,119,830)	(1,036,162)

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.3	Other income

	9/30/2018	9/30/2017
	ThUS$	ThUS$
Discounts obtained from suppliers	530	252
Fines charged to suppliers	525	115
Taxes recovered	536	687
Amounts recovered from insurance	519	154
Overestimate of provisions for third-party obligations	69	566
Sale of materials, spare parts and supplies	86	275
Other operating income	1,056	896
Options on mining claims	4,080	1,343
Easements, pipelines and roads	2,306	4,656
Reimbursement mining licenses and notary expenses	377	891
Shares obtained in junior mining companies through options	-	2,263
Total	10,084	12,098

27.4	Administrative expenses

	9/30/2018	9/30/2017
	ThUS$	ThUS$
Employee benefit expenses by nature
Remuneration and benefits to employees	(44,098)	(36,907)
Marketing costs	(2,089)	(1,969)
Amortization expenses	(10)	(6)
Entertainment expenses	(2,929)	(3,158)
Advisory services	(9,642)	(10,938)
Rent buildings and facilities	(3,620)	(2,966)
Insurance	(1,328)	(1,353)
Office expenses	(6,342)	(4,116)
Contractors	(4,193)	(3,375)
Other expenses, by nature	(9,311)	(7,817)
Total	(83,562)	(72,605)

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.5	Other expenses by function

	9/30/2018	9/30/2017
	ThUS$	ThUS$
Classes of Employee Benefit Expenses
Depreciation and amortization expense
Depreciation of assets not in use	(51)	(67)
Subtotal	(51)	(67)
Impairment losses (reversals of impairment losses) recognized in profit (loss) for the year
Impairment of doubtful accounts	(928)	(4,469)
Subtotal	(928)	(4,469)
Other expenses, by nature
Legal expenses	(10,494)	(6,546)
VAT and other unrecoverable taxes	(836)	(1,046)
Fines paid	(286)	(1,055)
Investment plan expenses	(9,049)	(4,284)
Donations not accepted as tax credit	(3,176)	(1,676)
Other operating expenses	(3,297)	(7,729)
Subtotal	(27,138)	(22,336)
Total	(28,117)	(26,872)

27.6	Other income (expenses)

	9/30/2018	9/30/2017
	ThUS$	ThUS$
Adjust previous year application method of participation	(2,928)	(941)
Termination expenses	-	192
Others	2,216	(119)
Total	(712)	(868)
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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

This table corresponds to the summary required by the CMF and considers notes 27.2, 27.4 and 27.5.

27.7	Summary of expenses by nature

	January to September		July to September
	2018	2017	2018	2017
	ThUS$	ThUS$	ThUS$	ThUS$

Raw materials and consumables	(190,243)	(167,530)	(64,223)	(56,454)
Classes of Employee Benefit Expenses
Personnel expenses	(193,380)	(157,120)	(67,869)	(57,088)
Depreciation and amortization expense
Depreciation expense	(164,888)	(179,578)	(52,286)	(58,781)
Amortization expense	(6,656)	(6,764)	(4,179)	(4,454)
Impairment of uncollectible debts	(928)	(4,469)	(40)	(1,772)
Operating leases	(60,092)	(59,103)	(17,432)	(17,451)
Fines paid	(10,494)	(6,546)	(4,921)	(1,254)
Investment plan expenses	(18,932)	(12,319)	(4,178)	(7,928)
Contractors	(65,039)	(58,909)	(23,110)	(17,222)
Mining concessions	(6,080)	(6,003)	(2,036)	(2,067)
Operation transport	(48,717)	(50,145)	(16,939)	(18,052)
Freight and product transport costs	(35,272)	(40,629)	(5,664)	(11,902)
Purchase of products from third parties	(184,928)	(149,214)	(70,978)	(60,169)
Insurance	(13,575)	(11,679)	(5,720)	(3,250)
CORFO rights	(119,310)	(34,226)	(51,460)	(12,614)
Export costs	(69,398)	(62,233)	(22,226)	(21,534)
Advisory services	(2,929)	(3,158)	(830)	(1,148)
Marketing costs	(9,642)	(10,938)	(3,080)	(5,049)
Variation in inventory	9,866	(76,686)	6,173	(35,471)
Other expenses, by nature	(40,872)	(38,390)	(6,578)	(16,481)
Other expenses by nature	(1,231,509)	(1,135,639)	(417,576)	(410,141)

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 27	Gains (losses) from operating activities in the statement of income by function of expenses, included according to their nature (continued)

27.8	Finance expenses

	January to September
	2018	2017
	THUS$	THUS$
Interest expense from bank borrowings and overdrafts	(1,274)	(1,240)
Interest expense from bonds	(40,956)	(37,363)
Interest expense from loans	(2,367)	(1,508)
Capitalized interest expenses	3,766	3,259
Other finance costs	(1,252)	(959)
Total	(42,083)	(37,811)

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments

28.1	Reportable segments

General information:

The amount of each item presented in each operating segment is equal to that reported to the maximum authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.

These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the person responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 25.2).

The performance of each segment is measured based on net income and revenues. Sales between segments are conducted using terms and conditions at current market rates.

Factors used to identify segments on which a report should be presented:

The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.

Description of the types of products and services from which each reportable segment obtains its income from ordinary activities

The operating segments, which obtain income from ordinary activities, generate expenses and whose operating results are reviewed on a regular basis by the maximum authority who makes decisions regarding operations, relate to the following groups of products:

1.	Specialty plant nutrients
2.	Iodine and its derivatives
3.	Lithium and its derivatives
4.	Industrial chemicals
5.	Potassium
6.	Other products and services

Description of income sources for all the other segments

Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated above, due to the nature of production processes, is included under the "Unassigned amounts” category of the disclosed information.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments (continued)

28.1	Reportable segments, continued

Basis of accounting for transactions between reportable segments

Sales between segments are made under the same conditions as those made to third parties, and how they are presented in the income statement is constantly monitored.

Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations,

The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".

For the process of cost allocation in inventory valuation, we identify the direct costs (can be assigned directly to a product) and the common costs (belong to processes of co-production, for example costs of common leaching for the production of iodine and nitrates). The direct costs are directly associated with the product and the common costs are allocated using percentages of sales, prices and inventory rotation.

The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.

Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets

Assets are not shown classified by segments, as this information is not readily available. Some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.

Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities

Liabilities are not shown classified by segments, as this information is not readily available. Some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments (continued)

28.2	Reportable segment disclosures:

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 9/30/2018
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	607,349	243,111	500,938	94,577	219,816	34,785	1,700,576	1,700,576	-	1,700,576
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	607,349	243,111	500,938	94,577	219,816	34,785	1,700,576	1,700,576	-	1,700,576

Costs of sales	(478,989)	(164,781)	(187,775)	(66,106)	(190,651)	(31,528)	(1,119,830)	(1,119,830)	-	(1,119,830)
Administrative expenses	-	-	-	-	-	-	-	-	(83,562)	(83,562)
Interest expense	-	-	-	-	-	-	-	-	(42,083)	(42,093)
Depreciation and amortization expense	(61,698)	(34,163)	(14,167)	(13,215)	(48,006)	(295)	(171,544)	(171,544)	-	(171,544)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	14.705	14,705
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(126,232)	(126,232)
Other items other than significant cash
Income (loss) before taxes	128,360	78,330	313,162	28,471	29,165	3,258	580,746	580,746	(122,605)	458,141

Net income (loss) from continuing operations	128,360	78,330	313,162	28,471	29,165	3,258	580,746	580,746	(248,837)	331,909
Net income (loss) from discontinued operations
Net income (loss)	128,360	78,330	313,162	28,471	29,165	3,258	580,746	580,746	(248,837)	331,909

Assets	-	-	-	-	-	-	-	-	4,124,423	4,124,423
Equity-accounted investees	-	-	-	-	-	-	-	-	114,081	114,081
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									(43,074)	(43,074)
Increase of non-current assets	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	1,986,315	1,986,315
Impairment loss recognized in profit or loss	(2,836)	(1,150)	1,075	(620)	(6,070)	13	(9,588)	(9,588)	2,395	7,193
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	412,947	412,947
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(176,130)	(176,130)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(425,297)	(425,297)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	230

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments (continued)

28.2	Reportable segment disclosures, continued

	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total 9/30/2017
Operating segment items	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Revenue	511,387	191,328	465,201	80,946	300,961	32,726	1,582,549	1,582,549	-	1,582,549
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-

Revenues from external customers and transactions with other operating segments of the same entity	511,387	191,328	465,201	80,946	300,961	32,726	1,582,549	1,582,549	-	1,582,549

Costs of sales	(415,849)	(153,366)	(131,949)	(55,293)	(249,936)	(29,769)	(1,036,162)	(1,036,162)	-	(1,036,162)
Administrative expenses	-	-	-	-	-	-	-	-	(72,605)	(72,605)
Interest expense	-	-	-	-	-	-	-	-	(37,811)	(37,811)
Depreciation and amortization expense	(58,128)	(33,739)	(15,773)	(12,370)	(65,927)	(405)	(186,342)	(186,342)	-	(186,342)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	10,566	10,566
Income tax expense, continuing operations	-	-	-	-	-	-	-	-	(123,376)	(123,376)
Other items other than significant cash
Income (loss) before taxes	95.539	37.962	333.252	25.252	25.653	51.025	2.957	546.387	(106,081)	(440,306)

Net income (loss) from continuing operations	95.539	37.962	333.252	25.252	25.653	51.025	2.957	546.387	(229,457)	(316,930)
Net income (loss) from discontinued operations
Net income (loss)	95.539	37.962	333.252	25.252	25.653	51.025	2.957	546.387	(229,457)	(316,930)

Assets	-	-	-	-	-	-	-	-	4,144,828	4,144,828
Equity-accounted investees	-	-	-	-	-	-	-	-	146,425	146,425
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts									(91,487)	(91,487)
Increase of non-current assets	-	-	-	-	-	-	-	-	-	-
Liabilities	-	-	-	-	-	-	-	-	1,893,332	1,893,332
Impairment loss recognized in profit or loss	(4,424)	(6,287)	874	(976)	164	(258)	(10,907)	(10,907)	(4,936)	(15,843)
Reversal of impairment losses recognized in profit or loss for the period	-	-	-	-	-	-	-	-	-	-
Cash flows from (used in) operating activities	-	-	-	-	-	-	-	-	515,379	515,379
Cash flows from (used in) investing activities	-	-	-	-	-	-	-	-	(182,196)	(182,196)
Cash flows from (used in) financing activities	-	-	-	-	-	-	-	-	(327,278)	(327,278)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	231

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments (continued)

28.3	Statement of comprehensive income classified by reportable segments based on groups of products

	9/30/2018
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$

Revenue	607,349	243,111	500,938	94,577	219,816	34,785	-	1,700,576
Cost of sales	(478,989)	(164,781)	(187,775)	(66,106)	(190,651)	(31,528)	-	(1,119,830)

Gross profit	128,360	78,330	313,163	28,471	29,165	3,257	-	580,746

Other incomes by function	-	-	-	-	-	-	10.084	10.084
Administrative expenses	-	-	-	-	-	-	(83,562)	(83,562)
Other expenses by function	-	-	-	-	-	-	(28,117)	(28,117)
Other gains (losses)	-	-	-	-	-	-	(712)	(712)
Financial income	-	-	-	-	-	-	16,518	16,518
Financial costs	-	-	-	-	-	-	(42,083)	(42,083)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	14,705	14,705
Exchange differences	-	-	-	-	-	-	(9,438)	(9,438)
Profit (loss) before taxes	128,360	78,330	313,163	28,471	29,165	3,257	(122,605)	458,141
Income tax expense	-	-	-	-	-	-	(126,232)	(126,232)
Profit (loss) from continuing operations	128,360	78,330	313,163	28,471	29,165	3,257	(248,837)	331,909
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	128,360	78,330	313,163	28,471	29,165	3,257	(248,837)	331,909
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	331,198
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	711
Profit (loss)	-	-	-	-	-	-	-	331,909

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	232

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments (continued)

28.3	Statement of comprehensive income classified by reportable segments based on groups of products, continued

	9/30/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Corporate Unit ThUS$	Total segments and Corporate unit ThUS$
Revenue	511,387	191,328	465,201	80,946	300,961	32,726	-	1,582,549
Cost of sales	(415,849)	(153,366)	(131,949)	(55,293)	(249,936)	(29,769)	-	(1,036,162)
Gross profit	95,538	37,962	333,252	25,653	51,025	2,957	-	546,387
Other incomes by function	-	-	-	-	-	-	12,098	12,098
Administrative expenses	-	-	-	-	-	-	(72,605)	(72,605)
Other expenses by function	-	-	-	-	-	-	(26,872)	(26,872)
Other gains (losses)	-	-	-	-	-	-	(868)	(868)
Financial income	-	-	-	-	-	-	8,809	8,809
Financial costs	-	-	-	-	-	-	(37,811)	(37,811)
interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	10,566	10,566
Exchange differences	-	-	-	-	-	-	602	602
Profit (loss) before taxes	95,538	37,962	333,252	25,653	51,025	2,957	(106,081)	440,306
Income tax expense	-	-	-	-	-	-	(123,376)	(123,376)
Profit (loss) from continuing operations	95,538	37,962	333,252	25,653	51,025	2,957	(229,457)	316,930
Profit (loss) from discontinued operations	-	-	-	-	-	-	-	-
Profit (loss)	95,538	37,962	333,252	25,653	51,025	2,957	(229,457)	316,930
Profit (loss), attributable to
Profit (loss) attributable to the controller´s owners	-	-	-	-	-	-	-	316,930
Profit (loss) attributable to the non-controllers	-	-	-	-	-	-	-	313
Profit (loss)	-	-	-	-	-	-	-	317,243

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	233

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments (continued)

28.4	Revenue from transactions with other Company’s operating segments

9/30/2018
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	607,349	243,111	500,938	94,577	219,816	34,785	1,700,576

9/30/2017
Items in the statement of comprehensive income	Specialty plant nutrients ThUS$	Iodine and its derivatives ThUS$	Lithium and its derivatives ThUS$	Industrial chemicals ThUS$	Potassium ThUS$	Other products and services ThUS$	Total segments and Corporate unit ThUS$

Revenue	511,387	191,328	465,201	80,946	300,961	32,726	1,582,549

28.5	Disclosures on geographical areas

As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.

28.6	Disclosures on main customers

With respect to the degree of dependency of the Company on its customers, in accordance with paragraph N° 34 of IFRS N° 8, the Company has no external customers who individually represent 10% or more of its revenue. Credit risk concentrations with respect to trade and other accounts receivable are limited due to the significant number of entities in the Company’s portfolio and its worldwide distribution.

The Company’s policy requires guarantees (such as letters of credit, guarantee clauses and others) and/or to maintain insurance policies for certain accounts as deemed necessary by the Company's Management.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	234

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments (continued)

28.7	Segments by geographical areas as of September 30, 2018 and 2017

	9/30/2018
Items	CHILE ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	126,956	152,196	369,017	361,387	691,020	1,700,576
Investment accounted for under the equity method	(5,346)	-	39,383	16,444	63,600	114,081
Intangible assets other than goodwill	111,286	-	419	158	16,289	128,152
Goodwill	23,299	-	11,459	-	-	34,758
Property, plant and equipment, net	1.424,036	340	4,022	3,157	1,631	1,433,186
Investment property	-	-	-	-	-	-
Other non-current assets	17,244	22	-	-	8,546	25,812
Non-current assets that are not financial instruments	1,570,519	362	55,283	19,759	90,066	1,735,989

	9/30/2017
Items	CHILE ThUS$	Latin America and the Caribbean ThUS$	Europe ThUS$	North America ThUS$	Asia and others ThUS$	Total ThUS$
Revenue	106,416	192,575	323,369	340,811	619,378	1,582,549
Investment accounted for under the equity method	(6,324)	15,368	33,603	14,689	74,042	131,378
Intangible assets other than goodwill	107,492	-	484	190	-	108,166
Goodwill	23,732	6.290	11,373	724	2,058	44,177
Property, plant and equipment, net	1,427,133	217	3.511	2,534	1,639	1,435,034
Investment property	-	-	-	-	-	-
Other non-current assets	27,682	28	-	-	-	27,710
Non-current assets that are not financial instruments	1,579,715	21,903	48,971	18,137	77,739	1,746,465

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	235

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 28	Reportable segments (continued)

28.8	Property, plant and equipment classified by geographical areas

The company's main production facilities are located near their mines and extraction facilities in northern Chile. The following table presents the main production facilities as of September 30, 2018 and December 31, 2017:

	Location		Products

-	Pedro de Valdivia	:	Production of iodine and nitrate salts
-	María Elena	:	Production of iodine and nitrate salts
-	Coya Sur	:	Production of nitrate salts
-	Nueva Victoria	:	Production of iodine and nitrate salts
-	Salar de Atacama	:	Potassium chloride, lithium chloride, boric acid and potassium sulfate
-	Salar del Carmen	:	Production of lithium carbonate and lithium hydroxide
-	Tocopilla	:	Port facilities

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	236

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 29	Borrowing costs

The cost of interest is recognized as an expense in the year in which it is incurred, except for interest that is directly related to the acquisition and construction of tangible property, plant and equipment assets and that complies with the requirements of IAS 23. As of September 30, 2018, total interest expenses incurred amount to ThUS$42,083 (ThUS$37,811 as of September 30, 2017).

The Company capitalizes all interest costs directly related to the construction or to the acquisition of property, plant and equipment, which require a substantial time to be suitable for use.

29.1	Costs of capitalized interest, property, plant and equipment

The cost of capitalized interest is determined by applying the average or weighted average of all financing costs incurred by the Company to the monthly end balances of works-in-progress meeting the requirements of IAS 23.

The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

	9/30/2018	9/30/2017

Capitalization rate of costs for capitalized interest, property, plant and equipment	4%	4%

Amount of costs for interest capitalized in ThUS$	3,766	3,259

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	237

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 30	Effect of fluctuations in foreign currency exchange rates

a)	Foreign currency exchange differences recognized in profit or loss except for financial instruments measured at fair value through profit or loss:

	9/30/2018 ThUS$	9/30/2017 ThUS$

Conversion foreign exchange gains (losses) recognized in the result of the year.	(9,438)	602

Conversion foreign exchange reserves attributable to the owners of the controlling entity.	(12,302)	(1,701)

Conversion foreign exchange reserves attributable to the non-controlling entity.	110	-

b)	Reserves for foreign currency exchange differences:

As of September 30, 2018 and 2017, foreign currency exchange differences are detailed as follows:

Detail	9/30/2018	12/31/2017
	ThUS$	ThUS$
Changes in equity generated by conversion of equity value:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(11)	(2)
Proinsa Ltda,	(9)	(7)
Comercial Agrorama Ltda,	(29)	(44)
Isapre Norte Grande Ltda.	(120)	(74)
Almacenes y Depósitos Ltda,	93	97
Sacal S.A.	16	-
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(6)	-
Agrorama S.A.	36	(98)
Doktor Tarsa	(23,073)	(14,447)
SQM Vitas Fzco	(2,838)	(1,779)
Ajay Europe	(1,136)	(831)
SQM Eastmed Turkey	(98)	(92)
Charlee SQM (Thailand) Co. Ltd.	(296)	(285)
Coromandel SQM India	(454)	(234)
SQM Italia SRL	(201)	(154)
SQM Oceania Pty Ltd,	(634)	(634)
SQM Indonesia S.A.	(125)	(124)
Abu Dhabi Fertilizers Industries WWL.	(435)	(435)
SQM Vitas Holland	(149)	(101)
SQM Thailand Limited	(68)	(68)
SQM Europe N.V.	(1,550)	(1,550)
Minera Exar S.A.	(5,256)	(5,209)
SQM Australia Pty Ltd.	(1,565)	154
Pavoni & C. , Spa	(311)	-
Total	(37,215)	(24,913)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	238

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 30	Effect of fluctuations in foreign currency exchange rates

c)	Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the U,S, dollar.

d)	Reasons to use one presentation currency and a different functional currency

-	The total revenues of these subsidiaries are associated with the local currency.
-	The commercialization cost structure of these companies is affected by the local currency.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	239

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates

Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	9/30/2018	12/31/2017
		ThUS	ThUS$
Current assets:
Cash and cash equivalents	ARS	1	1
Cash and cash equivalents	BRL	298	38
Cash and cash equivalents	CLP	3,113	579
Cash and cash equivalents	CNY	1,311	1,143
Cash and cash equivalents	EUR	11,819	9,782
Cash and cash equivalents	GBP	-	55
Cash and cash equivalents	AUD	695	-
Cash and cash equivalents	MXN	-	258
Cash and cash equivalents	PEN	96	8
Cash and cash equivalents	YEN	1,483	1,773
Cash and cash equivalents	ZAR	24	4,074
Subtotal cash and cash equivalents		18,840	17,711
Other current financial assets	CLF		-
Other current financial assets	CLP	23,871	39,126
Subtotal other current financial assets		23,871	39,126
Other current non-financial assets	BRL	-	1
Other current non-financial assets	ARS	2	-
Other current non-financial assets	AUD	135	-
Other current non-financial assets	COP	-	30
Other current non-financial assets	CLF	45	46
Other current non-financial assets	CLP	21,416	12,172
Other current non-financial assets	CNY	10	12
Other current non-financial assets	EUR	1,554	235
Other current non-financial assets	MXN	2,678	1,429
Other current non-financial assets	THB	-	279
Other current non-financial assets	PEN	-	20
Other current non-financial assets	YEN	39	18
Other current non-financial assets	ZAR	1,397	2,941
Subtotal other current non-financial assets		27,276	17,183
Trade and other receivables	ARS	-	6
Trade and other receivables	BRL	19	23
Trade and other receivables	CLF	471	427
Trade and other receivables	CLP	81,631	85,837
Trade and other receivables	CNY	12,151	10,426
Trade and other receivables	EUR	33,745	49,627
Trade and other receivables	GBP	475	90
Trade and other receivables	MXN	270	195
Trade and other receivables	AED	1,440	546
Trade and other receivables	THB	350	791
Trade and other receivables	YEN	57,915	41,582
Trade and other receivables	ZAR	18,714	23,825
Subtotal trade and other receivables		207,181	213,375
Receivables from related parties	EUR	95	58
Receivables from related parties	THB	1,339	74
Receivables from related parties	CNY	-	-
Subtotal receivables from related parties		1,434	132

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	240

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Class of assets	Currency	9/30/2018	12/31/2017
		ThUS$	ThUS$
Current tax assets	ARS	1	4
Current tax assets	CLP	863	1,413
Current tax assets	EUR	3,272	183
Current tax assets	ZAR	376	431
Current tax assets	MXN	768	-
Current tax assets	PEN	133	201
Subtotal current tax assets		5,413	2,232
Subtotal current assets		284,015	289,759
Non-current assets
Other non-current financial assets	CLP	20	20
Other non-current financial assets	YEN	70	42
Subtotal other non-current financial assets		90	62
Other non-current non-financial assets	BRL	23	27
Other non-current non-financial assets	CLP	794	822
Subtotal other non-current non-financial assets		817	849
Non-current right receivable	CLF	391	209
Non-current right receivable	COP	48	47
Non-current right receivable	CLP	1,634	1,256
Subtotal non-current rights receivable		2,073	1,512
Equity-accounted investees	AED	31,302	35,414
Equity-accounted investees	EUR	15,125	8,144
Equity-accounted investees	INR	1,442	1,632
Equity-accounted investees	THB	2,416	2,491
Equity-accounted investees	TRY	21,088	21,741
Subtotal equity-accounted investees		71,373	69,422
Intangible assets other than goodwill	CLP	95	48
Subtotal intangible assets other than goodwill		95	48
Property, plant and equipment	CLP	3,304	3,574
Subtotal property, plant and equipment		3,304	3,574
Total non-current assets		77,752	75,467
Total assets		361,767	365,226

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	241

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

Liabilities held in foreign currencies are detailed as follows:

		9/30/2018			12/31/2017
Class of liability	Currency	91 days to 1 year	91 days to 1 year	Total	Up to 90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	CLF	-	2,894	2,894	4,947	-	4,947
Subtotal other current financial liabilities		-	2,894	2,894	4,947	-	4,947
Trade and other payables	BRL	31	-	31	37	-	37
Trade and other payables	THB	46	-	46	91	-	91
Trade and other payables	CLP	73,830	-	73,830	61,310	4,361	65,671
Trade and other payables	EUR	23,919	-	23,919	32,896	-	32,896
Trade and other payables	GBP	19	-	19	11	-	11
Trade and other payables	INR	-	-	-	1	-	1
Trade and other payables	MXN	43	-	43	13	-	13
Trade and other payables	PEN	3	-	3	3	-	3
Trade and other payables	ZAR	3,056	-	3,056	2,541	-	2,541
Subtotal trade and other payables		100,947	-	100,947	96,903	4,361	101,264
Other current provisions	ARS	2	-	2	-	12	12
Other current provisions	BRL	684	-	684	739	-	739
Other current provisions	CLP	64	-	64	-	80	80
Other current provisions	EUR	6	-	6	243	-	243
Subtotal other current provisions		756	-	756	982	92	1,074
Current tax liabilities	CLP	-	39	39	-	326	326
Current tax liabilities	BRL	-	-	-	-	6	6
Current tax liabilities	CNY	-	-	-	3	-	3
Current tax liabilities	EUR	611	1,000	1,611	-	644	644
Current tax liabilities	ZAR	-	264	264	264	-	264
Current tax liabilities	MXN	-	47	47	3	3,071	3,074
Subtotal current tax liabilities		611	1,350	1,961	270	4,047	4,317

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	242

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		9/30/2018			12/31/2017
Class of liability	Currency	Up to 90 days	over 90 days to 1 year	Total	Up to 90 days	Over 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Other current non-financial liabilities	BRL	2	-	2	15	-	15
Other current non-financial liabilities	CLP	7,844	2,855	10,699	8,708	1,824	10,532
Other current non-financial liabilities	CNY	19	-	19	7	-	7
Other current non-financial liabilities	EUR	515	1,021	515	2,955	-	2,955
Other current non-financial liabilities	MXN	93	-	1,114	346	34	380
Other current non-financial liabilities	YEN	-	-	-	-	-	-
Other current non-financial liabilities	PEN	70	-	70	70	-	70
Other current non-financial liabilities	ZAR	5	-	5	12	-	12
Subtotal other current non-financial liabilities		8,548	3,876	12,424	12,113	1,858	13,971
Total current liabilities		110,862	8,120	118,982	115,215	10,358	125,573

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	243

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 31	Disclosures on the effects of fluctuations in foreign currency exchange rates (continued)

		9/30/2018
Class of liability	Currency	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	349,680	349,680
Subtotal other non-current financial liabilities		-	-	-	-	349,680	349,680
Non-current provisions for employee benefits	CLP	-	-	-	-	544	544
Non-current provisions for employee benefits	MXN	-	-	-	-	183	183
Non-current provisions for employee benefits	YEN	-	-	-	-	168	168
Subtotal non-current provisions for employee benefits		-	-	-	-	895	895
Total non-current liabilities		-	-	-	-	350,575	350,575

		12/31/2017
Class of liability	Currency	1 to 2 years	2 to 3 years	3 to 4 years	4 to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	CLF	-	-	-	-	237,279	237,279
Subtotal other non-current financial liabilities		-	-	-	-	237,279	237,279
Non-current provisions for employee benefits	CLP	-	-	-	-	601	601
Non-current provisions for employee benefits	MXN	-	-	-	-	65	65
Non-current provisions for employee benefits	YEN	-	-	-	-	626	626
Subtotal non-current provisions for employee benefits		-	-	-	-	1,292	1,292
Total non-current liabilities		-	-	-	-	238,571	238,571

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	244

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes

Accounts receivable from taxes as of September 30, 2018 and December 31, 2017, are as follows:

32.1	Current and non-current tax assets

a)	Current tax assets

	9/30/2018	12/31/2017
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	15,841	2,802
Monthly provisional income tax payments, foreign companies	5,694	808
Corporate tax credits (1)	376	456
Taxes in recovery process	30,178	28,225
Total	52,089	32,291

b)	Non-current tax assets

	9/30/2018	12/31/2017
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	6,398	6,398
Specific tax on mining activities paid (on consignment)	25,781	25,781
Total	32,179	32,179

(1)	These credits are available to companies and relate to the corporate tax payment in April of the following year. These credits include, amongst other items, training expense credits (SENCE) and property, plant and equipment acquisition credits that are equivalent to 4% of the property, plant and equipment purchases made during the year. In addition, some credits relate to the donations the Group has made during 2018 and 2017.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	245

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.2	Current tax liabilities

Current tax liabilities	9/30/2018	12/31/2017
	ThUS$	ThUS$
1st Category income tax	30,186	45,479
Foreign company income tax	32,030	28,996
Article 21 single tax	972	927
Total	63,188	75,402

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No.20.780, a progressive income tax rate has been established, which from 2018 is 27%.

The royalty is determined by applying the taxable rate to the net operating income obtained. In line with the current table, the Company is paying 5%.

The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax 2018	Income tax 2017
Spain	25%	25%
Belgium	29.58%	33.99%
Mexico	30%	30%
United States	21% + 6%	34%+6%
South Africa	28%	28%

Both items represent the amount that the Company estimates it will have to pay in income tax and the specific tax on mining.

32.3	Income tax and deferred taxes

Assets and liabilities recognized in the statement of financial position are offset if and only if:

1	The Company has legally recognized before the right of the tax authority to offset the amounts recognized in these entries; and

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	246

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes

2	Deferred income tax assets and liabilities are derived from income tax related to the same tax authority on:

(i)	the same entity or tax subject; or

(ii)	different entities or tax subjects who intend either to settle current fiscal assets and liabilities for their net amount, or to realize assets and pay liabilities simultaneously in each of the future periods in which the Company expects to settle or recover significant amounts of deferred tax assets or liabilities.

Recognized deferred income tax assets are the income taxes that are to be recovered in future periods, related to:

a)	deductible temporary differences.

b)	the offsetting of losses obtained in prior periods and not yet subject to tax deduction; and

c)	the offsetting of unused credits from prior periods.

The Company recognizes a deferred tax asset when there is certainty that these can be offset with tax income from subsequent periods, losses or fiscal credits not yet used, but solely as long as it is more likely than not that there will be tax earnings in the future against which to charge these losses or unused fiscal credits.

Recognized deferred tax liabilities refer to the amounts of income taxes payable in future periods related to taxable temporary differences.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	247

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.1)	Income tax assets and liabilities as of September 30, 2018 are detailed as follows:

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$

Unrealized loss	76,293	-
Property, plant and equipment and capitalized interest	-	(196,227)
Facility closure provision	3,581	-
Manufacturing expenses	-	(99,296)
Staff severance indemnities ,unemployment insurance	-	(6,681)
Vacation accrual	5,165	-
Inventory provision	29,212	-
Materials provision	6,726	-
Forwards	4,618	-
Employee benefits	3,023	-
Research and development expenses	-	(2,211)
Accounts receivable	3,955	-
Provision for legal complaints and expenses	3,982	-
Loan approval expenses	-	(2,434)
Junior mining companies (valued based on stock price)	-	(1,040)
Royalty	-	(3,683)
Tax loss benefit	1,748	-
Other	3,930	-
Foreign items (other)	314	-
Balances to date	142,547	(311,572)
Net balance	-	(169,025)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	248

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.2)	Income tax assets and liabilities as of December 31, 2017 are detailed as follows

	Net liability position
Description of deferred tax assets and liabilities	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	68,544	-
Property, plant and equipment and capitalized interest	-	(211,374)
Facility closure provision	3,469	-
Manufacturing expenses	-	(102,748)
Staff severance indemnities ,unemployment	-	(6,792)
Vacation accrual	4,887	-
Inventory provision	25,172	-
Materials provision	7,107	-
Forwards	624	-
Employee benefits	2,317	-
Research and development expenses	-	(3,501)
Accounts receivable	4,253	-
Provision for legal complaints and expenses	5,243	-
Loan approval expenses	-	(2,670)
Junior mining companies (valued based on stock price)	-	(2,474)
Royalty	-	(4,084)
Tax loss benefit	1,437	-
Other	5,002	-
Foreign items (other)	305	-
Balances to date	128,360	(333,643)
Net balance	-	(205,283)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	249

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.3)	Reconciliation of changes in deferred tax liabilities (assets) as of September 30, 2018

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(68,544)	(7,749)	-	(7,749)	(76,293)
Property, plant and equipment and capitalized interest	211,374	(15,147)	-	(15,147)	196,227
Facility closure provision	(3,469)	(112)	-	(112)	(3,581)
Manufacturing expenses	102,748	(3,452)	-	(3,452)	99,296
Individual savings plans, unemployment insurance	6,792	95	(206)	(111)	6,681
Vacation accrual	(4,887)	(278)	-	(278)	(5,165)
Inventory provision	(25,172)	(4,040)	-	(4,040)	(29,212)
Materials provision	(7,107)	381	-	381	(6,726)
Forwards	(624)	(3,994)	-	(3,994)	(4,618)
Employee benefits	(2,317)	(706)	-	(706)	(3,023)
Research and development expenses	3,501	(1,290)	-	(1,290)	2,211
Accounts receivable	(4,253)	298	-	298	(3,955)
Provision for legal complaints and expenses	(5,243)	1.261	-	1,261	(3,982)
Loan approval expenses	2,670	(236)	-	(236)	2,434
Junior mining companies (valued based on stock price)	2,474	-	(1.434)	(1,434)	1,040
Royalty	4,084	(393)	(8)	(401)	3,683
Tax loss benefit	(1,437)	(311)	-	(311)	(1,748)
Other	(5,002)	1,072	-	1,072	(3,930)
Foreign items (other)	(305)	(9)	-	(9)	(314)

Total temporary differences, unused losses and unused tax credits	205,283	(34,610)	(1,648)	(36,258)	169,025

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	250

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.4)	Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2017

	Deferred tax liability (asset) at beginning of period	Deferred tax expense (benefit) recognized in profit (loss) for the year	Deferred taxes related to items credited (charged) directly to equity	Total increases (decreases) in deferred tax liabilities (assets)	Deferred tax liability (asset) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	(86,156)	17,612	-	17,612	(68,544)
Property, plant and equipment and capitalized interest	225,124	(13,750)	-	(13,750)	211,374
Facility closure provision	(1,589)	(1,880)	-	(1,880)	(3,469)
Manufacturing expenses	110,630	(7,882)	-	(7,882)	102,748
Individual savings plans, unemployment insurance	5,214	1,876	(298)	1,578	6,792
Vacation accrual	(4,061)	(826)	-	(826)	(4,887)
Inventory provision	(20,684)	(4,488)	-	(4,488)	(25,172)
Materials provision	(7,776)	669	-	669	(7,107)
Forwards	(10,206)	9,582	-	9,582	(624)
Employee benefits	(6,783)	4,466	-	4,466	(2,317)
Research and development expenses	4,641	(1,140)	-	(1,140)	3,501
Accounts receivable	(4,305)	52	-	52	(4,253)
Provision for legal complaints and expenses	(7,686)	2,443	-	2,443	(5,243)
Loan approval expenses	3,115	(445)	-	(445)	2,670
Junior mining companies (valued based on stock price)	1,300	624	550	1,174	2,474
Royalty	6,457	(2,389)	16	(2,373)	4,084
Tax loss benefit	(1,302)	(135)	-	(135)	(1,437)
Other	(266)	(4,736)	-	(4,736)	(5,002)
Foreign items (other)	(212)	(93)	-	(93)	(305)

Total temporary differences, unused losses and unused tax credits	205,455	(440)	268	(172)	205,283

During the period ended September 30, 2018 and December 31, 2017, the Company calculated and accounted for taxable income considering a rate of 27% and 25,5% respectively, in conformity with Law No, 20,780, Tax Reform, published in the Official Gazette on September 29, 2014.

The main amendments include a gradual increase in the corporate income tax rate up to 27% starting from 2018.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	251

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.5)	Deferred taxes related to benefits for tax losses

The Company’s tax loss carryforwards (NOL carryforwards) were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.

As of September 30, 2018 and December 31, 2017, tax loss carryforwards are detailed as follows:

	9/30/2018	12/31/2017
	ThUS$	ThUS$

CHILE	1,748	1,437
Total	1,748	1,437

Tax losses as of September 30, 2018 correspond mainly to SQM S.A., Exploraciones Mineras S.A., SQMC S.A., Comercial Agrorama S.A., Agrorama and Orcoma SpA.

d.6)       Unrecognized deferred income tax assets and liabilities

Unrecognized deferred tax assets and liabilities as of September 30, 2018 and December 31, 2017 are as follows:

	9/30/2018	12/31/2017
	ThUS$	ThUS$
	Assets (liabilities)	Assets (liabilities)

Tax losses (NOLs)	-	37
Doubtful accounts impairment	-	48
Inventory impairment	-	1,347
Pensions plan	-	1
Accrued vacations	-	19
Depreciation	-	(139)
Other	-	(36)
Balances to date	-	1,277

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	252

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.7)	Movements in deferred tax assets and liabilities

Movements in deferred tax assets and liabilities as of September 30, 2018 and December 31, 2017 are detailed as follows:

	9/30/2018	12/31/2017
	ThUS$	ThUS$
	Liabilities (assets)	Liabilities (assets)

Deferred tax assets and liabilities, net opening balance	(205,283)	(205,455)
Increase (decrease) in deferred taxes in profit or loss	34,610	440
Increase (decrease) in deferred taxes in equity	1,648	(268)
Balances to date	(169,025)	(205,283)

d.8)	Disclosures on income tax expense (income)

The Company recognizes current and deferred taxes as income or expenses, and they are included in profit or loss, unless they arise from:

(a)	a transaction or event recognized in the same period or in a different period, outside profit or loss either in other comprehensive income or directly in equity; or

(b)	a business combination

Current and deferred tax expenses (income) are detailed as follows:

	9/30/2018	9/30/2017
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense
Current income tax expense	(159,352)	(128,514)
Adjustments to prior year current income tax	(1,490)	5,064
Current income tax expense, net, total	(160,842)	(123,450)

Deferred tax expense
Deferred tax expense (income) relating to the creation and reversal of temporary differences	34,610	74
Deferred tax expense, net, total	34,610	74
Tax expense (income)	(126,232)	(123,376)

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	253

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

Tax expenses (income) for foreign and domestic parties are detailed as follows:

	9/30/2018	9/30/2017
	ThUS$	ThUS$
	Income (expenses)	Income (expenses)

Current income tax expense by foreign and domestic parties, net
Current income tax expense, foreign parties, net	(6,271)	(4,794)
Current income tax expense, domestic, net	(154,571)	(118,656)
Current income tax expense, net, total	(160,842)	(123,450)

Deferred tax expense by foreign and domestic parties, net
Deferred tax expense, foreign parties, net	(2,416)	(207)
Deferred tax expense, domestic, net	37,026	281
Deferred tax expense, net, total	34,610	74
Income tax expense	(126,232)	(123,376)

d.9)	Equity interest in taxation attributable to equity-accounted investees

The Company does not recognize any deferred tax liability in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associated companies or interest in joint ventures, because as indicated in the standard, the following two conditions are jointly met:

(a)	the parent, investor or interest holder is able to control the time for reversal of the temporary difference; and

(b)	It is more likely than not that the temporary difference will not be reversed in the foreseeable future.

In addition, the Company does not recognize deferred income tax assets for all deductible temporary differences from investments in subsidiaries, branches and associated companies or interests in joint ventures because it is unlikely that they will meet the following requirements:

(a)       Temporary differences are reversed in a foreseeable future; and

(b)       The Company has tax earnings, against which temporary differences can be used.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	254

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

d.10)	Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	9/30/2018	9/30/2018	9/30/2018
	ThUS$	ThUS$	ThUS$

Gain (loss) from defined benefit plans	338	214	552
Cash flow hedge	14,794	-	14,794
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(5,310)	1,434	(3,876)
Total	9,822	1,648	11,470

Income tax related to other income and expense components with a charge or credit to net equity	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	9/30/2017	9/30/2017	9/30/2017
	ThUS$	ThUS$	ThUS$
Gain (loss) from defined benefit plans	79	(79)	-
Cash flow hedge	1,826	-	1,826
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(57)	(544)	(601)
Total	1,848	(623)	(1,225)

d.11)	Explanation of the relationship between expense (income) for tax purposes and accounting income.

Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that reveals the most significant information for users of the financial statements is the numeric conciliation between the tax expense (income) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned election is based on the fact that the main office and subsidiaries established in Chile generate a large part of the company’s tax expense (income).

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	255

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

Reconciliation of numbers in income tax expenses (income) and the result of multiplying financial gain by the rate prevailing in Chile,

	Income (expense)
	9/30/2018	9/30/2017
	ThUS$	ThUS$
Consolidated income before taxes	458,141	440,306
Income tax rate in force in Chile	27%	25,5%

Tax expense using the legal rate	(123,698)	(112,278)
Effect of royalty tax expense and passive income	(3,980)	(2,775)
Tax effect of non-taxable revenue	4,163	2,454
Effect of taxable rate of non-deductible expenses for determination of taxable income (loss)	(2,357)	(4,406)
Tax effect of tax rates borne abroad	(2,260)	(7,023)
Variation in assets and liabilities for unrecognized deferred taxes	1,276	-
Other tax effects from the reconciliation between the accounting income and tax expense	624	652
Tax expense using the effective rate	(126,232)	(123,376)

d.12)	Tax periods potentially subject to verification:

The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.

Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:

Chile

According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	256

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 32	Income tax and deferred taxes (continued)

32.3	Income tax and deferred taxes, continued

United States

In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.

SQM North America Corp, a subsidiary of the Company, is being reviewed by the United States’ tax authorities. This review could lead to adjustments to the tax declarations made by the subsidiary in the United States.

Mexico:

In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.

Spain:

In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.

Belgium:

In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.

South Africa:

In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	257

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 33	Assets held for sale

The non-current assets held for sale and the components of the disposal groups classified as held for sale are presented in the Consolidated Statement of Financial Position under the item “Non-current assets or groups of assets classified as held for sale”.

The following table shows the movements in assets held for sale:

Assets held for sale	9/30/2018	12/31/2017
	ThUS$	ThUS$

Investment in Minera Exar S.A.	47,390	-

Investment in Sichuan SQM Migao Chemical Fertilizers Co Ltd.	10,758	-

Terrenos Soquimich Comercial S.A.	1,443	1,480
Facilities and fixtures at Soquimich Comercial S.A.	-	109
Total assets held for sale	60,131	1,589

El Trovador 4285 Las Condes, Santiago, Chile 75500 sqm.com	258

Notes to the Consolidated Financial Statements as of September 30, 2018

Note 34	Events occurred after the reporting date

34.1	Authorization of the financial statements

The consolidated financial statements of Sociedad Química y Minera de Chile S.A. and subsidiaries, prepared in accordance with International Financial Reporting Standards for the period ended September 30, 2018, were approved and authorized for issuance by the Management on November 21, 2018.

34.2	Disclosures on events occurring after the reporting date

On October 19, 2018, the following contractual mining companies were incorporated. The Company owns 20 shares in each entity, or 20% of share capital: (i) Don Patricio 65, numbers 1 to 20 in María Elena, (ii) Paciencia 203 numbers 1 to 30 in María Elena, (iii) Paciencia 202 numbers 1 to 28 in María Elena, (iv) Paciencia 200 numbers 1 to 28 in María Elena, (v) Paciencia 199 numbers 1 to 28 in María Elena, (vi) Paciencia 198 numbers 1 to 30 in María Elena, (vii) Paciencia 197 numbers 1 in 30 in María Elena, and (viii) Paciencia 196 numbers 1 to 30 in María Elena. For all these companies, the remaining 80% of the share capital is held by Arena Minerals SpA. All these companies are registered in the María Elena Mining Registrar for the year 2018.

On October 24, 2018, the Board asked the Company’s CEO, Mr. Patricio de Solminihac Tampier, to postpone his resignation (communicated as a material event on July 25, 2018) until January 7, 2019, instead of December 31, 2018, as originally communicated by the Company. This change was requested to ensure a proper transition.

The Board agreed that the appointment of Mr. Ricardo Ramos Rodríguez should take effect on January 8, 2019.

The conditions established by SQM Potasio S.A., Minera Exar S.A., GFL International Co. Ltd. and Lithium Americas Corp., under the English language contract entitled Transaction Agreement informed as a material event on August 13, 2018, and complemented on August 16, 2018, were fully met on October 31, 2018. Therefore, SQM Potasio S.A sold its total share capital and irrevocable contributions in Minera Exar, the company that owns the Caucharí-Olaroz lithium project, to Ganfeng Lithium Netherlands Co., BV; (ii) Exar prepaid all loans maintained with SQM Potasio S.A.; and (iii) Minera Exar paid the Company for the services it provided during the development stage for the Caucharí-Olaroz project.

SQM Potasio S.A. received US$87.5 million, which represents after-tax profit of around US$5.5 million. This transaction will be accounted for in fourth quarter results.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 34	Events occurred after the reporting date (continued)

34.2	Disclosures on events occurring after the reporting date (continued)

SQM Potasio S.A. and Ganfeng Lithium Netherlands Co., BV, have signed a Deferred Payment Agreement, under which a deferred payment of US$50 million will be made to SQM Potasio S.A., which will become due once Minera Exar reaches accumulated sales of (i) 25,000 tons (measured in lithium carbonate equivalent) of lithium products from the Caucharí-Olaroz project, (ii) at a price of at least US$10,000 per ton.

On October 31, 2018, the placement on the stock market of Series “Q” bonds with a value of UF 3 million was authorized. This placement will be charged to the 30-year Bond Line registered in the FMC Securities Registry dated February 14, 2012, under number 700.

The bonds (i) mature on June 1, 2038; (ii) will accrue interest on the unpaid principal, expressed in UF, at an annual interest rate of 3.45% from June 1, 2018; and (iii) can be called early by the Company as of the date of placement, that is, as of November 8, 2018.

On November 8, 2018, all Series Q bonds have been placed and sold to Euroamerica S.A., for a total of Ch$83,567,623,842, which was fully paid in cash by Euroamerica S.A. to the Company.

Approximately 90% of the funds obtained from this placement will be used to finance expansion plans for the lithium, potassium nitrate and iodine plants in Chile. The remainder will be allocated to the investment plan of the Company and its subsidiaries in order to finance working capital.

On November 14, 2018, Soquimich European Holdings B.V. signed an agreement to sell its full interest in Charlee SQM (Thailand) Company Limited for THB 70 million (approximately US$ 2.1 million). This transaction is subject to compliance of conditions precedent and is expected to take place in December 2018.

On November 21, 2018, the Board agreed to amend the general policy on customary related party transactions, approved in its meeting on November 7, 2016, and also approved a new combined text, which was communicated as a material event on that date and has been published on the Company’s website.

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Notes to the Consolidated Financial Statements as of September 30, 2018

Note 34	Events occurred after the reporting date (continued)

34.3	Details of dividends declared after the reporting date

Payment of Provisional Dividend

On November 21, 2018, the Company’s Board of Directors approved the following:

To pay a provisional dividend equivalent to US$0.31726 per share with a charge to profit for 2018. Such amount will be paid in its equivalent in Chilean pesos, the domestic currency, according to the observed U.S. dollar exchange rate published in the Official Gazette on November 30, 2018.

This dividend will be paid to shareholders, in person or through their duly authorized representatives, starting at 9.00 a.m. on December 12, 2018. The shareholders who are registered in the Shareholders’ Registry five business days prior to the date of payment will be entitled to the dividend.

Management is not aware of any other significant events that occurred between September 30, 2018, and the date of issuance of these consolidated financial statements that may significantly affect them.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHEMICAL AND MINING COMPANY OF CHILE INC.

(Registrant)

Date: December 17, 2018	/s/ Gerardo Illanes

By: Gerardo Illanes

CFO

Persons who are to respond to the collection of information contained SEC 1815 (04-09) in this form are not required to respond unless the form displays currently valid OMB control number.

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